FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF: 47.508.411/0001-56

COMPANY REGISTRY (NIRE): 35.300.089.901

São Paulo, August 11, 2016

MANAGEMENT PROPOSAL FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING TO

BE HELD ON SEPTEMBER 12, 2016

Contents

ESM CALL NOTICE	03
ESM PARTICIPATION GUIDE FOR SHAREHOLDERS	05
MANAGEMENT PROPOSAL	06
EXHIBT I- COMMENTS FROM THE MANAGERS ABOUT THE COMPANY’S FINANCIAL
STANDING
EXHIBIT II - PROPOSAL FOR ALLOCATION OF NET PROFIT FOR THE YEAR	53
EXHIBIT III - PROPOSAL FOR MANAGERS’ GLOBAL COMPENSATION	60
EXHIBIT IV - REPORT EXPLAINING THE ORIGIN OF THE CHANGES AND THEIR
JUSTIFICATION, AND COMPARATIVE TABLE	97
EXHIBIT V - COPY OF THE CONSOLIDATED BYLAWS WITH THE CHANGES
PROPOSED	103

CALL NOTICE FOR EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON SEPTEMBER 12, 2016

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY OF AUTHORIZED CAPITAL

CNPJ/MF No. 47.508.411/0001- 56

NIRE No.: 35.300.089.901

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

The shareholders of the COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, publicly-held company, with head office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, No. 3.142, Jardim Paulista, CEP 01402-901, enrolled with the Corporate Registry under NIRE 35.300.089.901 and CNPJ/MF under nº 47.508.411/0001-56, registered with the Brazilian Securities and Exchange Commission (“CVM”) as public Company, “A” category under code 14826 (“Company”) pursuant to Article 124 of Law nº 6.404/76 and Articles 3 and 5 of CVM Instruction nº 481/09, which will meet at the General Meeting to be held on September 12, 2016, at 2:00 p.m., at the head office of the Company, at Avenida Brigadeiro Luís Antonio, n. 3142, Jardim Paulista, CEP 01402-901, São Paulo - SP, whose agenda is as follows:

(i)            Resolve on the financial statements of the Company for the year ended December 31, 2015, which are restated and republished on July 30, 2016 to reflect the accounting adjustments performed by the subsidiary Cnova N.V., as a result of the of the investigation process conducted at its subsidiary Cnova Comércio Eletrônico S.A., as informed in a material event notice disclosed on July 26, 2016 by the Company;

(ii)           Resolve on the management proposal for the allocation of results of the Company for the fiscal year ended December 31, 2015, based on the financial statements, which are restated and republished on July 30, 2016;

 (c)      resolve on the adjusted capital budget based on the restated financial statements;

 (d)      resolve on the rectification and ratification of the overall management compensation of the Company for 2015, 2014, 2013 and 2012; and

 (f)       resolve on the inclusion of activity in the corporate purpose of the Company.

General information

The shareholders and their legal representatives shall attend the ESM with identity document and updated document confirming their ownership of the shares issued by the Company, which document shall be issued by a financial institution providing book- entry share services or custody agent within up to 72 (seventy two) hours prior to the ESM holding date. Those shareholders represented through a power of attorney, so as to enable the ESM’s work on fast, organized manner, will be required to send the power of attorney granted by operation of law in original counterpart to the Corporate Legal Department of the Company, at Avenida Brigadeiro Luis Antônio, nº 3.142, Jardim Paulista, CEP 01402-901, 6º andar until 72 (seventy two) hours in advance. The detailed instructions about the documentation required are included in the management proposal.

The shareholders attending the ESM, until the beginning of the work, accompanied by the documents required, can attend the ESM, even if they had not previously delivered the documents, as set forth in article 5, §2 of CVM Instruction 481/09.

The shareholders can consult at the head office of the Company and the websites of the Company (http://www.gpari.com.br/default_pt.asp?idioma=0&conta=28), of the BM&FBOVESPA (http://www.bmfbovespa.com.br) and of the CVM (http://www.cvm.gov.br) at the Internet, the other documents relating to the matters included in the agenda of the ESM.

ESM PARTICIPATION GUIDE FOR SHAREHOLDERS

The ESM may be attended by the shareholders holding the common and preferred shares issued by the Company, themselves or by their legal representatives or attorneys-in-law, provided that such shares are registered in the respective shareholder’s name with the financial institution responsible for the Company’s bookkeeping services, as set forth in Article 126 of the Brazilian Corporate Law.

The shareholders shall attend to the ESM before the time indicated in the ESM Call Notice, accompanied by the updated document of the ownership of the shares issued by the Company, as provided by the financial institution providing the bookkeeping and/or custody agent services, as well as the following documents:

(i)    individuals: identification document with picture;

(ii)   legal entities: registered copy of the last restated bylaws or articles of association and corporate documentation granting the representation powers (minutes of the election of the officers and/or power of attorney), as well as the identification document with picture of the legal representative(s); and

(iii)  investment funds: registered copy of the fund’s last restated regulation and its manager’s bylaws or articles of association, in addition to the corporate documentation granting the representation powers (minutes of the election of the officers and/or power of attorney); as well as the identification document with picture of the legal representative(s).

Those shareholders represented through a power of attorney will be required to send the original counterpart of the power of attorney granted by operation of law to the Corporate Legal Department of the Company, at Avenida Brigadeiro Luis Antônio, nº 3.142, Jardim Paulista, CEP: 01402-901, 6º andar, until September 9, 2016, at 3:00 p.m.

Management Proposal

The management of Companhia Brasileira de Distribuição. (“Company” or “CBD”), as set forth in Law no 6.404/76 and CVM Instruction 481/09, hereby submits to your analysis, gathered together at the extraordinary general meeting, to be held on September 12, 2016, at 2:00 p.m., at the head office of the Company, located in the City of São Paulo, at Avenida Brigadeiro Luis Antônio, nº 3.142, Jardim Paulista, CEP.: 01402-901, this proposal (“Proposal”).

This Proposal addresses (i) the resubmission and republication of the Company’s financial statements for the year ended December 31, 2015, including the adjusted figures for 2014 and 2013; (ii) the rectification and ratification of the overall compensation set for the Company for 2015, 2014, 2013 and 2012, to include in such figures the amounts paid to the management based on compensation plans based on stock or stock options of the Company in those years; and (iii) the proposal for amendments to the Company’s bylaws, for inclusion of a new activity in the Company’s corporate purpose.

1.          RESUBMISSION AND REPUBLICATION OF THE FINANCIAL STATEMENTS FOR 2015 AND QUARTERLY INFORMATION FOR THE 1Q 2016

According to the Notice to the Market disclosed by the Company on December 18, 2015, subsequently supplemented by the Notices to the market disclosed on January 12, 2016 and February 24, 2016, its subsidiary Cnova N.V., a company established under the laws of the Netherlands, with head office in the city of Amsterdam, enrolled with the CNPJ/MF under nº 20.536.473/0001-15, with business addressed at Schiphol Boulevard 273 1118 BH Schipol (“Cnova NV”) has conducted, with the support of external legal advisors and consultants, an investigation in its Brazilian subsidiary, Cnova Comércio Eletrônico S.A., a closely-held company, enrolled with the CNPJ/MF under nº 07.170.938/0001-07, with head office in the City of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, 1609, 3 to 7 floor, Vila Olímpia, CEP 04547-006 (“Cnova Brasil”), to identify possible irregularities at the conduct of the Company’s employees in relation to the management of inventories, as well as its possible impacts on the financial statements of Cnova NV.

On July 22, 2016, Cnova NV has informed the completion of the investigation at Cnova Brasil, as well as the performance of some adjustments to its financial statements for the years ended December 31, 2015, 2014 and 2013, necessary to reflect the results of the Investigation, among others. Such notice from Cnova NV was reproduced in full by the Company in the Material Event Notice disclosed on July 26, 2016.

In summary, the adjustments to be made to the financial statements of Cnova NV totaled (a) R$ 357 million relating to the investigation process conducted at Cnova Brasil, primarily related to (i) the over-appreciation of sales revenues and trade receivables; (ii) the inconsistencies in the evaluation of products damaged and/or returned in inventories; (iii) the inappropriate accounting entries in the balances of trade payables; (iv) the inappropriate accounting reconciliations prepared by the accounting staff of Cnova Brasil; (v) the undue treatment in the capitalization of costs in the software development – intangible assets; and (vi) the provisions for freight; (b) R$ 18 million related to the effects due to changes in the accounting practices, in particular those related to warehousing costs recorded in the inventories of Cnova NV; and (c) R$ 182 million related to the revaluation of the recoverability of the deferred tax assets in Cnova NV, Cnova Brasil and Cdiscount.

The Company is the controlling shareholder and consolidates in its financial statements the figures of Cnova NV. Consequently, in view of the adjustments and resubmission of the financial statements of Cnova NV, the Company’s management proposes the performance of certain adjustments retroactively to its financial statements for the fiscal year ended December 31, 2015, to reflect the adjustments described above. The performance of such adjustments would result in an adverse impact on the net profit (loss) of the Company, in the total amount of R$ 557 million and an adverse impact on the Company’s equity in the total amount of R$ 304 million.

The Audit Committee of the company has issued a favorable opinion on the proposed adjustments to the Company’s financial statements and the Board of Directors, in a meeting held on July 27, 2016, has decided to approve the resubmission and republication of the Company’s financial statements for the fiscal year ended December 31, 2015, including the resubmission of the comparative period of December 31, 2014 and 2013 reflecting such adjustments, and the resubmission of the ITR for the first quarter of 2016.

The Company’s adjusted financial statements were published on July 30, 2016, at the Official Gazette of the State of São Paulo and the O Estado de S. Paulo newspaper, and were resubmitted, together with the ITR for the first quarter of 2016, at the website of the Company’s Investor Relations Department (http://www.gpari.com.br/default_pt.asp?idioma=0&conta=28), as well as the website of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and of BM&FBOVESPA (http://www.bmfbovespa.com.br).

In conformity with article 9, III of CVM Instruction 481, Exhibit I to this Proposal contains the management comments on the Company’s financial condition, pursuant to item 10 of the Reference Form.

2.         ALLOCATION OF RESULTS:

The adjustments made to the financial statements for the fiscal year ended 2015, as described above, resulted in an increase by R$13,668,679.92 of the net profit for the fiscal year 2015 of the Company.

Consequently, the Company’s management hereby rectifies the proposed allocation of profit, based on the adjusted figures resubmitted in the financial statements republished by the Company on July 30, 2016.

Such proposal for allocation of profit contains adjustments to the amounts allocated to the legal and expansion reserves, as well as the retained earnings based on the proposal for capital budget of the Company.

We explain that no addition dividends are proposed in relation to the distribution of profit for the fiscal year 2015. The Company’s shareholders have paid the amount of R$ 119,236,551.64, as dividends in relation to the fiscal year 2015. Such amount corresponds to 47,49% of the Company’s adjusted net profit for the fiscal year 2015, based on the adjusted figures contained in the financial statements republished on July 30, 2016.

Accordingly, the Company’s shareholders have already received the amount corresponding to the minimum dividend of the Company’s shares, pursuant to its bylaws, and also
R$ 53,160,101.18  as additional dividends in relation to the fiscal year 2015.

In conformity with the sole paragraph, III of article 9 of CVM Instruction 481, the Exhibit II to this Proposal contains the proposal for allocation of the Company’s net profit.

3.         RATIFICATION OF THE OVERALL MANAGEMENT COMPENSATION

Until the fiscal year 2015, the Company adopted the understanding that the amounts paid to management based on compensation plans based on stock or stock options must not be included in the amount of the overall compensation annually submitted to the general shareholders’ meeting.

However, pursuant to the request submitted by the Superintendence of Corporate Relations of CVM, the Company’s management started to adopt the understanding issued by the Executive Board of the CVM at the meeting held on March 10, 2015 (CVM Case nº RJ2014/6629), and proposes the rectification and ratification of the overall management compensation of the Company set for the fiscal years 2012, 2013, 2014 and 2015, so as to include the amounts paid to the Company’s management based on compensation plans based on stock and stock option of the Company in those years.

In summary, below are the amount of the (i) overall annual compensation for the Company’s management approved at such fiscal years and (ii) the amounts effectively paid, including expenses on stock option-based compensation of the Company, to be ratified:

	Amount approved	Amount proposed to be ratified
2012	R$ 52,622,289.00	R$ 66,182,103.00
2013	R$ 40,442,761.91	R$ 55,444,651.00
2014	R$ 82,490,546.00	R$ 87,118,082.00
2015	R$ 63,082,858.00	R$ 56,107,433.00

Finally, it is worth remaining that, as set forth in the minutes of the Extraordinary and Ordinary General Meeting of CBD held on April 27, 2016, the Company’s controlling shareholder, Wilkes Participações S.A, has entered into an irrevocable, irreversible commitment of issuing a vote favorable to such ratification, undertaking to attend and vote favorably to such matter as soon as it is submitted to resolution.

In conformity with article 12, item II, of CVM Instruction 481, the Exhibit III to this Proposal contains item 13 of the Company’s Reference Form, including the rectified amounts proposed herein to be approved and ratified.

4.         INCLUSION OF ACTIVITY IN THE CORPORATE PURPOSE

For purposes of compliance with the regulatory matters related to the sale of seeds and plant seedlings, we propose the inclusion of the activity of sale of seeds and seedlings in the Company’s corporate purpose, Art. 2, §1, of the Company’s bylaws.

In conformity with article 11 of CVM Instruction 481/09, Exhibit IV to this proposal contains the report explaining the origin of the changes in the proposal and their justification, including a comparative table between the effective version and the amended proposal, and Exhibit V contains a copy of the consolidated bylaws with the changes proposed.

Exhibit I

COMMENTS FROM THE MANAGEMENT ABOUT THE COMPANY’S FINANCIAL STANDING

10.1      General financial and equity conditions

Introduction

The following comments should be considered together with our individual and consolidated financial statements for the year ended December 31, 2015, originally disclosed on February 24, 2016 and resubmitted to the Securities and Exchange Commission of Brazil (CVM) on June 28, 2016, including Notes to the financial statements, as well as other financial information contained herein.

(a)         general financial and equity conditions

The year 2015 was one of formidable challenges for Brazil and a period when focus and discipline were even more crucial to achieving results and overcoming obstacles. That was how GPA, through its multi-format, multichannel and multi-region approach, rolled out its strategy, which, combined with important adjustments in the process of adapting the Company to the economic scenario, helped it achieve its goals.

In 2015, GPA invested in the integration of businesses and in a solid synergy plan, especially among back office areas so that each business unit could focus on its business objectives, advancing operations and strengthening their competitive advantages.

It was also a year when, despite a challenging scenario, GPA went ahead with its organic growth plan and opened 118 stores, focusing primarily on higher-return models, such as cash & carry, through Assaí, and proximity, mainly through Minuto Pão de Açúcar, as well as improved corporate governance practices in all businesses.

GPA is better prepared for 2016 and will remain fully focused on the customer, while maintaining a strict and disciplined approach to investments, and on actions that will ensure the Company’s sustainable growth while creating value for our shareholders.

The international operations of Cnova started being consolidated into GPA in August 2014 and hence the results of 2014 reflect only 5 months of these operations. For better comparison between the periods, the following comments relating to gross profit, operating expenses and earnings before, interest, taxes, depreciation and amortization (EBITDA) in 2015 and 2014 do not include the result of Cnova (Cnova Brazil and international operations).

In 2015:

  gross sales revenue reached R$77.054 billion and net sales revenue amounted to R$69.220 billion, up 6.0% and 5.8%, respectively, compared to 2014, driven by the expansion of higher-return formats with the opening of 118 new stores, of which 91 in the food segment and 27 Casas Bahia. The year 2015 was marked by the slowdown in household consumption reflecting the weaker economic scenario, which mainly impacted non-food sales. The food category delivered resilient performance throughout the year, despite the changes in the behavior of consumers, who are increasingly seeking more first-price or on-sale products. The Food segment registered growth of 7.1%;
    Multivarejo: net sales grew 1.2%, with the opening of 80 stores in the year (46 Minimercado Extra, 27 Minuto Pão de Açúcar, 5 Pão de Açúcar, 1 Extra Super and 1 fuel station). One of the highlights was the continuous market share gains by Pão de Açúcar as a result of the focus on monitoring and improving service levels, differentiated customer service and assortment, as well as on Proximity stores (Minimercado Extra and Minuto Pão de Açúcar) due to the advances in store "clusterization" and adjustment of assortment. The Extra banner registered an increase in customer traffic compared to 2014, driven by competitive pricing, store renovations and training of employees specializing in perishables.

    Assaí: solid growth of 25.5% in Assaí’s net sales compared to 2014, reaching R$10,453 million. The banner increased its share of GPA’s Food portfolio to 28% (vs. 24% in 2014), consolidating its second place in Brazil’s cash & carry segment;
    Via Varejo: net sales fell 15.1% to R$19,196 million. The year was marked by the slowdown in consumption of furniture and electronics and home appliances from the second quarter. The smartphones category was the top performer in the year, while the 2015 January Clearance Sale and Black Friday were the biggest seasonal successes. We opened 27 new stores and closed 50 stores, of which 11 were to comply with CADE’s decision.

gross profit totaled R$15.219 billion with margin of 27.0% (compared to 28.1% in 2014). Gross profit and margin contraction compared to 2014 was mainly due to lower contribution from Via Varejo to the Company’s gross profit;

    Multivarejo: gross profit reached R$7.508 billion, down 0.5% from 2014, reflecting the price competitiveness strategy adopted throughout the year, especially at the Extra banner, which was partially offset by an increase in the share of higher margin formats (Pão de Açúcar, Minimercado Extra and Minuto Pão de Açúcar), coupled with the growth in rental revenue from commercial centers;
    Assaí: gross profit grew 27.2% from 2014, mainly due to the banner’s expansion (11 new stores) and maturation of new stores;
    Via Varejo: gross profit decreased 16.0% mainly due to investments in competitiveness, especially in the fourth quarter. This strategy was possible and partially compensated by increased profitability from financial services and products, and the reduction in logistics expenses, which enabled the company to recover sales.

•         total operating expenses corresponded to 21.2% of net sales, totaling R$11.965 billion, an increase of 4.8% from 2014, which is significantly below inflation in the period. The efforts to optimize expenses and drive efficiency, rolled out throughout the year across all businesses, resulted in selling, general and administrative expenses increasing by just 4.4% in 2015, despite higher electricity costs and the costs associated with the opening of 118 stores in the year. Selling, general and administrative expenses increased from R$11.137 billion in 2014 to R$11.628 billion in 2015;

    Multivarejo: since the start of the year, the Company has been implementing initiatives to adjust expenses in both operating and administrative areas to mitigate the impacts of inflation and higher electricity costs during the year. As a result, selling, general and administrative expenses increased by 7.4% in 2015 compared to 2014, lagging inflation in the period;

o    Assaí: selling, general and administrative expenses increased 27.4% in 2015, due to the pressure on inflation-adjusted expenses and especially electricity, in addition to greater expenses with strong organic expansion;

    Via Varejo: reduction of 2.6% in selling, general and administrative expenses compared to 2014, due to efficiency measures, led by the closing of loss-making stores, streamlining of the logistics network and use of spaces at distribution centers, adjustment of the headcount, renegotiation of rental agreements and renegotiation of other services and expenses.

  Adjusted EBITDA, excluding other “Operating Income and Expenses”, totaled R$3.818 billion, with margin of 6.8% compared to R$5.168 billion and margin of 9.0% in 2014. The lower result in 2015 is mainly due to lower contribution from Via Varejo to the Company’s EBITDA.

    Multivarejo: Adjusted EBITDA reached R$2.055 billion, with margin of 7.7% in the year, underlining solid margin levels for the segment. The difference in EBITDA margin compared to 2014 mainly reflects the impact of inflation on expenses, higher electricity costs and expenses associated with store expansion (80 new stores in the year).
    Assaí: EBITDA grew 40.2% while adjusted EBITDA reached R$441 million, up 27.5%, and outpacing sales growth. Despite the strong expansion of stores in the year and the pressure on expenses related to inflation and mainly electricity costs, EBITDA margin remained stable at 4.2%, as a result of improved operating efficiency.
    Via Varejo: adjusted EBITDA came to R$ 1.321 billion, with margin of 6.9%. The decrease compared to 2014 mainly reflects the slowdown of sales in the durable goods industry.

  net financial expenses amounted to R$1.653 billion, increasing 9.8%, which is significantly lower than the 26.8% hike in the interest rate the period. As a ratio of net sales, net financial result increased by just 10 basis points, from 2.3% in 2014 to 2.4% in 2015, virtually stable compared to the previous year, despite a more challenging macroeconomic scenario. This was possible due to the cash management strategy adopted by the Company during the year, which resulted in significant optimization of cash. The key impacts on the net financial result were: (i) reduction in the cost of sale of credit card and payment book receivables, mainly due to weaker sales in non-food categories in the quarter; and (ii) the higher debt and other costs, which increased in line with the hike in the interest rate in the period.

	Consolidated
(R$ million)	2015	2014	Δ

Financial Revenue	776	689	12.6%
Financial Expenses	(2,429)	(2,195)	10.7%
Cost of Sale of Receivables of Credit Card	(720)	(1,110)	-35.1%
Cost of Discount of Receivables of Payment Book	(325)	(237)	37.1%
Cost of Debt and Others	(1,384)	(848)	63.2%
Net Financial Revenue (Expenses)	(1,653)	(1,506)	9.8%
% of Net Revenue	2.4%	2.3%	10 bps

  net income attributable to controlling shareholders and adjusted by Other Operating Income and Expenses  amounted to R$609 million in 2015. A highlight in this result was the resilience of the Food segment, which posted adjusted net income of R$731 million. Due to the above-mentioned challenges posed by the macroeconomic scenario, the Company’s results were mainly affected by the results of Via Varejo and Cnova. Note that Cnova international operations started being consolidated in GPA in August 2014 and hence were not fully reflected in 2014, impacting the comparison base. The highlights by business were:

    Multivarejo: adjusted net income of R$559 million. The decrease compared to 2014 reflects the lower gross margin due to investments in price competitiveness; the impact of the economic deterioration on sales; inflation pressure on expenses and higher electricity expenses;
    Assaí: adjusted net income of R$172 million reflecting the assertiveness of the format and disciplined control of expenses, combined with store maturation;
    Via Varejo: adjusted net income was R$149 million. The decrease compared to 2014 is due to lower sales on the back of the adverse macroeconomic scenario for the durable goods industry, coupled with high inflation on fixed costs.

Over the last few years, the company has been continuously reducing its leverage to further strengthen its financial position. Even in a year with an unfavorable and challenging macroeconomic environment, the Company reduced its gross debt by R$1.348 billion to close the year with a solid cash balance of nearly R$11.0 billion, resulting in a net cash position of R$5.511 billion, higher than the R$1.214 billion in the previous year. As a result, the net cash/EBITDA ratio increased from 0.90 times on December 31, 2014 to 1.95 times on December 31, 2015. Including the payment book operation of Via Varejo (Consumer financing), net cash balance reached R$3.036 billion on December 31, 2015, up 2.1 times from the previous year. Debt maturity profile, including the payment book operation, was 181 days higher than on December 31, 2014.

  shareholders’ equity was R$13.352 billion, down R$842 million, mainly due to the result of the non-food segment (Via Varejo and Cnova).

For more information, see item 10.1.h.

(b)         capital structure and eventual redemption of shares

Below is GPA’s capital structure for the periods mentioned, considering as a percentage of equity, the amount resulting from total shareholders’ equity divided by total liabilities (current and non-current) and shareholders’ equity, and as a percentage of debt capital, the amount resulting from the sum of current and noncurrent liabilities divided by total liabilities (current and non-current) and shareholders' equity:

	GPA CONSOLIDATED
(R$ million)	12.31.2015	AV	12.31.2014	AV	12.31.2013	AV

Liabilities (Current e Non-Current)	33,889	71.7%	31,151	68.7%	25,388	66.8%
Total Shareholders' Equity	13,352	28.3%	14,194	31.3%	12,601	33.2%
Total Liabilities and Shareholders' Equity	47,241	100.0%	45,345	100.0%	37,989	100.0%

GPA believes its current capital structure, measured primarily through the Net cash/EBITDA ratio, which was positive in 2015, represented an important decrease in the leverage level compared to 2014 and 2013, with the objective of further strengthening its financial position.  Despite the unfavorable and challenging macroeconomic scenario, the Company closed the year with gross debt of R$1.348 billion and a strong level of cash reserves, at approximately R$11.0 billion.

Including the payment book operation of Via Varejo, net cash balance reached R$3.036 billion on December 31, 2015, up 2.1 times from the previous year. This is chiefly driven by the contribution of Via Varejo to net cash, accounting for approximately 77% of the Company’s net cash at R$2.3 billion. Thus, the Company’s Net cash/EBITDA ratio represented significant deleveraging, increasing 3.9 times from 2014.

The debt maturity profile, including the payment book operation(1), was 181 days higher than on December 31, 2014.

(1)   Payment book operation of Via Varejo – CDCI

Direct consumer financing operations correspond to financing of term sales to customers, through a financial institution. In CDCI operations, the Company assumes the final responsibility for settlement of the financing and the credit risk of the operation.

	GPA Consolidated
(R$ million)	31.12.2015	12.31.2014	12.31.2013

Short Term Debt	(1,506)	(3,854)	(2,446)
Loans and Financing	(1,469)	(1,182)	(1,201)
Debentures	(38)	(2,672)	(1,245)
Long Term Debt	(3,997)	(2,998)	(4,182)
Loans and Financing	(3,100)	(2,102)	(1,583)
Debentures	(897)	(896)	(2,599)
Total Gross Debt	(5,504)	(6,852)	(6,628)
Cash	11,015	11,149	8,391
Net Cash (Debt)	5,511	4,297	1,763
EBITDA (1)	2,825	4,750	3,796
Net Cash / EBITDA(1)	1.95x	0.90x	0.46x
Payment book - short term	(2,308)	(2,740)	(2,726)
Payment book - long term	(167)	(136)	(141)
Net Cash with payment book	3,036	1,421	(1,104)
Net Cash / EBITDA(1)	1.07x	0.30x	-0.29x

(1)     EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

There is no assumption of share redemption.

(c)         ability to pay financial commitments

GPA’s executive officers believe that the cash flow and the funds currently available fully ensure the GPA to pay all its short- and long-term financial commitments.

Note that due to Group’s solid cash position, GPA has shown a trend of reduction in gross and net debt.

These results demonstrate GPA’s capacity to continue meeting its financial commitments in the short and long terms.

(d)         sources of financing for working capital and investments in non-current assets utilized by GPA

The Company raised funds in 2015, 2014 and 2013 through: (A) financial agreements that represent: (i) Brazilian reais denominated loans with obligation to payment principal and DI (interbank deposit)-pegged interest rates; (ii) foreign currency-denominated loans, which are immediately and fully “swapped,” with Brazilian reais denominated payment obligations with DI-pegged interest rates, through swap operations; and (iii) loans with the Brazilian Economic and Social Development Bank (“BNDES”), denominated in reais plus annual interest payments; (B) funding on capital markets, through the issue of debentures; (C) cash generation through its operations; and (D) anticipation of receivables.

There are also suppliers that associated with financial institutions, by transferring the costs of lengthening the maturity, although still within acceptable commercial terms. Due to the specific characteristics of the transaction, the balance of R$1.055 was reclassified to an account of trade accounts payable – partnership.

In 2015, 2014 and 2013, we had no difficulties in obtaining loans or refinancing its current debt. For more information on agreements entered into by GPA and the BNDES, see “Relevant Loan and Financing Agreements,” item "f,” below.

(e)         sources of financing for working capital and investments in non-current assets that GPA plans to utilize to cover liquidity deficiencies

In the opinion of the Group’s executive officers, the funding sources used in the fiscal years ended December 31, 2015, 2014 and 2013 are adequate, and will continue to be used by GPA as sources of financing, if necessary.

(f)          debt levels and debt characteristics, as well as if the issuer has complied with these restrictions

i.          Relevant loans and financing agreements

The tables below present the GPA’s debt with financial institutions and the funding transactions performed on capital markets on December 31, 2015, 2014 and 2013.

Debt breakdown (including Loans and Financing, Debentures and payment vouchers – consumer finance – CDCI).

In R$ million

		Consolidated
	Weighted	12.31.2015	12.31.2014	12.31.2013
	Average rate

Debentures
Debentures		935	3,568	3,844
		935	3,568	3,844

Loans and financing
Local currency
a. BNDES	TJLP + 3.60 per year	82	89	82
b. BNDES	3.61% per year	16	14	29
c. BNDES	TJLP + 3.60% per year	-	82	191
d. BNDES	2.87% per year	51	57	10
IBM	CDI - 0.71% per year	95	108	120
Working capital	106.69% of CDI	1,131	1,006	1,105
Working capital	TR+9.98% per year	131	21	-
Working capital	103.75% of CDI	111	753	631
Working capital	15.57% per year	-	213	191
Advancing of receivables	109% of CDI	4	-	-
Financial lease		264	263	255
Swap contracts	102.00% of CDI	2	(12)	(24)
Borrowing cost		(9)	(9)	(11)
		1,878	2,585	2,579
Foreign currency
Working capital	USD + 1.88% per year	1,756	669	-
Working capital	USD + 1.22% per year	1,656	56	294
Swap contracts	103.88% of CDI	(247)	(30)	-
Swap contracts	101.34% of CDI	(475)	4	(89)
		2,690	699	205
Total Debt		5,503	6,852	6,628

CDCI	15.57% per year	2,475	2,876	2,867
Total Debt		7,978	9,728	9,495

Maturity schedule of loans and financing recognized as non-current liabilities.

Year	Consolidated

2017	2,444
2018	957
2019	523
After 2020	250
Subtotal	4,174

Borrowing cost	-10
Total	4,164

Direct consumer credit – CDCI

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments. However, the most utilized term is substantially less than 12 months.

Financing of working capital, swap and direct consumer credit - CDCI

Financing of working capital

GPA and its subsidiaries raise loans and financing with major financial institutions to meet cash needs for investments.

GPA is required to maintain certain debt financial covenants. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At December 31, 2015, GPA complied with these ratios.

Swap contracts

In terms of foreign currency, GPA contracts swap operations to exchange liabilities denominated in U.S. dollars and fixed interest rates for Real pegged to CDI floating interest rates. The average annual CDI rate was 13.23% in 2015 (10.81% in 2014 and 8.06% in 2013).

BNDES

GPA’s credit facility with the Brazilian Development Bank (BNDES) is subject to the indexation based on the long-term interest rate - TJLP, plus spread, resulting in the final interest rate or fixed interest rate.

Financing is paid in monthly installments after a grace period, as mentioned below.

GPA cannot offer any assets as collateral for loans to other parties without the BNDES’ prior consent.

Debentures

GPA is required to maintain certain debt financial covenants in connection with the issues made. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At December 31, 2015, GPA complied with these ratios.

In R$ million
				Date				Consolidated
	Type	Issue Amount	Outstandind debentures	Issue	Maturity	Annual financial charges	Unit price	12.31.2014	12.31.2013	12.31.2012
Parent Company
6th issue - 1st serie - GPA	No preference	540,000	-	1-Mar-07	1-Mar-13	CDI + 0.5%	-	-	-	-
6th issue - 2nd serie - GPA	No preference	239,650	-	1-Mar-07	1-Mar-13	CDI + 0.5%	-	-	-	-
8th issue - 1st serie - GPA	No preference	500,000	-	15-Dec-09	15-Dec-14	109.50% of CDI	-	-	-	201
9th issue - 1st serie - GPA	No preference	610,000	-	5-Jan-11	5-Jan-14	107.75% of CDI	-	-	-	813
10th issue - 1st serie - GPA	No preference	800,000	80,000	29-Dec-11	29-Jun-15	108.50% of CDI	11	-	801	800
11th issue of Debentures - GPA	No preference	1,200,000	120,000	2-May-12	2-Nov-15	CDI + 1.00%	10	-	1,223	1,219
12th issue of Debentures - GPA	No preference	900,000	900,000	12-Sep-14	12-Sep-19	107.00% of CDI	1	939	930	-
Subsidiaries
3rd issue 1st. Serie - Via Varejo	No preference	400,000	40,000	30-Jan-12	30-Jul-15	CDI + 1.00%	10	-	420	417
1st issue - 1st Serie - Via Varejo	No preference	200,000	-	29-Jun-12	29-Dec-14	CDI + 0.72%	-	-	-	200
1st issue - 2nd Serie - Via Varejo	No preference	200,000	20,000	29-Jun-12	29-Jan-15	CDI + 0.72%	10	-	200	200
1st issue - 1st Serie - Nova Ponto.com	No preference	100,104	-	25-Apr-12	25-Apr-13	105.35% of CDI	-	-	-	-

Borrow ing cost								-4	-6	-6
Control/Consolidated – short and long term								935	3,568	3,844
Current Liabilities								38	2,672	1,245
Long-Term Liabilities								897	896	2,599

Finance Lease Obligations

Finance lease agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are allocated between finance charges and reduction of lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement. Leased assets are depreciated over their estimated useful life or lease term, whichever is shorter.

The total amount recorded from lease agreements classified as financial lease are listed below:

	Consolidated
	12.31.2015	12.31.2014	12.31.2013

Financial lease liability –minimum lease
payments:
Up to 1 year	44	34	56
1 - 5 years	157	133	143
Over 5 years	63	96	56
Present value of financial lease agreements	264	263	255

Future financing charges	238	60	48
Gross amount of financial lease agreements	502	323	303

ii.          Other long-term relations with financial institutions

Currently, GPA has no relevant long-term relations with financial institutions referring to the fiscal years ended December 31, 2015, 2014 and 2013, in addition to those already described in item 10.1 (f) of this Reference Form.

iii.         Level of subordination in Company’s debt

GPA’s executive officers inform that the level of subordination in GPA’s debt is determined in accordance with the provisions set forth by the legislation in force.

iv.           Possible restrictions imposed on indebtedness limits and new debt contracting, the distribution of dividends, the sale of assets, the issue of new securities and the sale of controlling interest, as well as if the issuer has complied with these restrictions

BNDES

Agreements signed with the BNDES are subject to “Provisions Applicable to BNDES Agreements”, which borrowers of the BNDES, without previous authorization from BNDES, including GPA, may not: (i) give priority to other credits; (ii) amortize shares; (iii) issue debentures above the established limit; (iv) issue profit-sharing bonds; (v) taking on new debt; and (vi) sell or encumber permanent assets, in observance to the reservations expressly mentioned in the “Provisions Applicable to BNDES Agreements.”

Debentures

The debentures issued are not convertible into shares and hold no guarantee.

These debentures are amortized according to the issue. The methods of amortization are as follows: annual installments (12th issue of CBD) as of the 4th anniversary of the issue and semiannual interest payments. For further information on the issues of debentures by GPA, please see item 18 of this Reference Form.

The 12th issue is entitled to early redemption at any time, in accordance with the terms and conditions envisaged in the indenture.

GPA is required to maintain certain debt financial covenants in connection with the issues made, except in the case of Nova Pontocom. These ratios are calculated based on consolidated interim financial information of GPA prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At December 31, 2015, GPA was in compliance with these ratios.

Other covenants

Some loans and financing agreements entered into by CBD and its subsidiaries envisage early maturity of the debt in the event of transfer of control, including:

•         loan and financing agreements in domestic and foreign currencies;

•         issue of debentures of CBD;

•         machinery and equipment financing agreements (FINAME);

•         Contract of Adhesion to System of Protection Against Financial Risks – Derivatives (swap, forwards and options).

The provisions applicable to BNDES contracts also forbid any changes in the effective control, whether direct or indirect, without prior express authorization from BNDES.

(g)         limits of the financing already contracted, percentages already used

Though the Company does not have any fixed financing agreement contracted, on December 31, 2015, it signed loan agreements amounting to R$ 1.350 billion.

As mentioned in the financial statements disclosed by the Company in 2015, the agreements were entered into as per market practices and are valid till 2016 and 2017.

(h)         relevant changes in each item of the financial statements

There are no items materially affecting the financial statements of 2013, 2014 and 2015.

Income Statement

Fiscal Years Ended December 31, 2015, 2014 and 2013

	GPA Consolidated

Income Statement - Consolidated		HR 2015		HR 2014		HR 2013
	12M15	x 2014	12M14 x	2013	12M13 x	2012
R$ - Million
Gross Sales Revenue	77,054	6.0%	72,668	12.6%	64,561	12.6%
Net Sales Revenue	69,220	5.8%	65,407	13.0%	57,871	13.5%
Cost of Goods Sold	(52,793)	8.8%	(48,505)	13.6%	(42,701)	14.8%
Depreciation (Logistic)	(141)	34.3%	(105)	34.6%	(78)	-6.0%
Gross Profit	16,286	-3.0%	16,797	11.3%	15,092	9.9%
Selling Expenses	(11,313)	9.5%	(10,333)	11.6%	(9,259)	10.0%
General and Administrative Expenses	(1,717)	15.5%	(1,486)	-0.2%	(1,489)	-15.1%
Equity Income	112	3.7%	108	129.8%	47	327.3%
Other Operating Revenue (Expenses)	(684)	55.1%	(441)	-34.5%	(673)	1939.4%
Total Operating Expenses	(13,602)	11.9%	(12,152)	6.8%	(11,374)	11.6%
Depreciation and Amortization	(961)	17.3%	(819)	4.3%	(785)	4.6%
Earnings before interest and Taxes - EBIT	1,723	-55.0%	3,826	30.4%	2,933	5.4%
Financial Revenue	776	12.6%	689	7.2%	643	8.3%
Financial Expenses	(2,429)	10.7%	(2,195)	19.5%	(1,836)	2.8%
Net Financial Revenue (Expenses)	(1,653)	9.8%	(1,506)	26.2%	(1,193)	0.0%
Income Before Income Tax	70	-97.0%	2,320	33.3%	1,740	9.5%
Income Tax	(346)	-53.0%	(736)	104.4%	(360)	-30.8%
Net Income - Company	(276)	-117.4%	1,584	14.8%	1,380	29.1%
Minority Interest - Noncontrolling	(541)	-243.5%	377	10.9%	340	328.9%
Net Income - Controlling Shareholders(1)	265	-78.0%	1,207	16.1%	1,040	5.0%
EBITDA - Earnings before depreciation, amort., interest and Taxes	2,825	-40.5%	4,750	25.1%	3,796	5.0%
ADJUSTED EBITDA	3,509	-32.4%	5,191	16.2%	4,469	19.6%

% Net Sales Revenue

Gross Profit	23.5%	-2.2 p.p.	25.7%	-0.4 p.p.	26.1%	-0.8 p.p.
Selling Expenses	16.3%	0.5 p.p.	15.8%	-0.2 p.p.	16.0%	-0.5 p.p.
General and Administrative Expenses	2.5%	0.2 p.p.	2.3%	-0.3 p.p.	2.6%	-0.8 p.p.
Equity Income	0.2%	0.0 p.p.	0.2%	0.1 p.p.	0.1%	0.1 p.p.
Other Operating Revenue (Expenses)	1.0%	0.3 p.p.	0.7%	-0.5 p.p.	1.2%	1.1 p.p.
Total Operating Expenses	19.7%	1.1 p.p.	18.6%	-1.1 p.p.	19.7%	-0.3 p.p.
Depreciation	1.4%	0.1 p.p.	1.3%	-0.1 p.p.	1.4%	-0.1 p.p.
EBIT	2.5%	-3.3 p.p.	5.8%	0.7 p.p.	5.1%	-0.4 p.p.
Net Financial Revenue (Expenses)	2.4%	0.1 p.p.	2.3%	0.2 p.p.	2.1%	-0.2 p.p.
Income Before Income Tax	0.1%	-3.4 p.p.	3.5%	0.5 p.p.	3.0%	-0.1 p.p.
Income Tax	0.5%	-0.6 p.p.	1.1%	0.5 p.p.	0.6%	-0.4 p.p.
Net Income - Company	-0.4%	-2.8 p.p.	2.4%	0.0 p.p.	2.4%	0.3 p.p.
Minority Interest - noncontrolling	-0.8%	-1.4 p.p.	0.6%	0.0 p.p.	0.6%	0.4 p.p.
Net Income - Controlling Shareholders	0.4%	-1.4 p.p.	1.8%	0.0 p.p.	1.8%	-0.1 p.p.
EBITDA	4.1%	-3.2 p.p.	7.3%	0.7 p.p.	6.6%	-0.5 p.p.
Adjusted EBITDA	5.1%	-2.8 p.p.	7.9%	0.2 p.p.	7.7%	0.4 p.p.
HR = Horizontal Review
(1) Sums and percentages may present discrepancies due to rounding
Adjusted EBITDA
Earnings before depreciation, amort., Interest and Taxes - EBITDA	2,825	-40.5%	4,750	25.1%	3,796	5.0%
Other Operating Revenue (Expenses)	684	55.1%	441	-34.5%	673	1939.4%
Adjusted EBITDA	3,509	-32.4%	5,191	16.2%	4,469	22.5%

Cnova Investigation and restatement of the financial statements previously issued

As disclosed to the market on December 18, 2015, by the subsidiary Cnova NV (“Cnova”), an investigation was conducted by law firms has been established on the employee’s practices in inventories of Cnova Comércio Eletrônico S.A. (“Cnova Brasil”), a Cnova NV subsidiary, which is controlled by the Company.

During the investigation other issues have been added to investigation related to accounting matters in the accounts of “trade payables” and “other accounts receivable”, which were analyzed, announced to the market January 12, 2016 in the total amount of R$177. Company considered the facts and circumstances known at the time of preparation of the original financial statements, presented on February 24, 2016 and concluded that new information about investigation would not impact substantially the amount of previously identified adjustments.

Subsequently, the scope of investigation was expanded to include an evaluation over the discrepancies related to accounts payables, accounts receivables/products in transit with freight companies, freight provisions and other expenses and improper capitalization of expenses relating to software development.

As a result, Cnova identified several erros in the financial statements and, consequently, as it is controlled by the Company and consolidated for the presentation of the financial statements, such effects resulted in the same errors in the previously issued financial statements of the Company as of December 31, 2015, 2014 and 2013, which are now restated.

There is no income tax impact over the adjustments, once the Company evaluated and concluded that the deferred income tax would not be recoverable.

The total of the adjustments in Cnova N.V. was R$557 (R$512 in result and R$45 in equity), comprising the adjustments resulting from the investigation, the adjustments related to the changes in accounting practice and the evaluation on the recoverability of deferred income taxes at Cnova N.V., Cnova Brasil and Cdiscount.

Additionally, in the consolidated financial statements of the Company for the year ended on December 31, 2015, disclosed on February 24, 2016, part of these adjustments had already been identified and recorded.

The tables below reconcile the final adjustments and the additional effects that were recorded in these restated financial statements, besides the allocation of the effects by year:

	Final amounts	Adjustments recorded and disclosed on 12/31/15 (i)	Other recorded adjustments (ii)	Changes in the accounting practice (iii)	Provision for recoverability of deferred income tax (iv)	Additional impact

Adjustments related to the investigation	357	(177)	(34)	-	-	146
Change in accounting practice	18	-	-	(18)	-	-
Evaluation of recoverability of deferred income tax of Cnova Brasil	84	-	-	-	(24)	60
Evaluation of recoverability of deferred income tax of Cnova N.V. e Cdiscount	98	-	-	-	-	98
Total	557	(177)	(34)	(18)	(24)	304

(i)         Adjustments identified by the investigation team and recorded on the financial statements originally disclosed on February 24, 2016, note 1.4;

(ii)        Adjustments identified and recorded on December 31, 2015, in the normal course of the operations, out of the investigation issues;

(iii)       Change of the accounting practice of allocation of warehouse and shipping costs to the inventory , already recorded on December 31, 2015;

(iv)       On December 31, 2015, the Company had already recorded the partial write-off of the deferred income tax of Cnova Brasil, based on the available facts and circumstances available at the time;

Below the breakdown of the investigation adjustments per year:

December 31, 2015:

Accounts	Inventories (a)	Trade payables (b)	Write off accounts receivable carriers (c)	Fixed assets and intangibles adjust (d)	Trade accounts receivables and outstanding orders adjust (e)	ICMS, freight, provision and others adjust (f)	Total recorded 2015 - Previously announced	Total Investiga-tion adjust	Deferred income tax and social contribution provision of Cnova Brasil and Cnova NV (g)	IAS 2 - Inventories (h)	Net adjust 2015

Net sales of goods and services	-	-	(60)	-	55	-	110	105	-	-	105
Cost of goods sold and services sold	(42)	1	22	4	-	(10)	98	73	-	(5)	68
Gross profit	(42)	1	(38)	4	55	(10)	208	178	-	(5)	173
Selling expenses	-	-	17	(13)	7	(2)	(31)	(22)	-	-	(22)
General and administrative expenses	-	-	-	(4)	-	(2)	-	(6)	-	-	(6)
Depreciation and amortization	-	-	-	2	-	-	-	2	-	-	2
Others operating income (expenses)	-	-	-	(19)	-	1	-	(18)	-	18	-
Profit before financial income (expenses)	(42)	1	(21)	(30)	62	(13)	177	134	-	13	147
Financial income (expenses)	-	-	-	-	-	(5)	-	(5)	-	-	(5)
Profit before income tax and social contribution	(42)	1	(21)	(30)	62	(18)	177	129	-	13	142
Income tax and social contribution	-	-	-	-	-	-	-	-	(104)	-	(104)
Net income (loss)	(42)	1	(21)	(30)	62	(18)	177	129	(104)	13	38

Accounts receivables	-	-	-	-	(8)	-	-	(8)	-	-	(8)
Others accounts receivables	-	-	(58)	-	-	-	75	17	-	-	17
Inventories	(47)	-	-	-	-	(24)	47	(24)	-	-	(24)
Recoverable taxes	-	-	-	-	-	(22)	-	(22)	-	-	(22)
Others credits	-	-	-	-	-	(1)		(1)			(1)
Current assets	(47)	-	(58)	-	(8)	(47)	122	(38)	-	-	(38)

Recoverable taxes	-	-	-	-	4	18	-	22	-	-	22
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	(158)	-	(158)
Property and equipment (note 25.9 (iii))	-	-	-	(21)	-	-	-	(21)	-	-	(21)
Intangible assets	-	-	-	(66)	-	-	-	(66)	-	-	(66)
Noncurrent assets	-	-	-	(87)	4	18	-	(65)	(158)	-	(223)
Total assets	(47)	-	(58)	(87)	(4)	(29)	122	(103)	(158)	-	(261)

Trade payables	-	49	-	-	-	29	(55)	23	-	-	23
Others accounts payables	-	-	-	-	18	2	-	20	-	-	20
Current liabilities	-	49	-	-	18	31	(55)	43	-	-	43
Total liabilities	-	49	-	-	18	31	(55)	43	-	-	43

Shareholders´ equity (note 25.9 (iii))	(47)	(49)	(58)	(87)	(22)	(60)	177	(146)	(158)	-	(304)
Liabilities and shareholders´ equity	(47)	-	(58)	(87)	(4)	(29)	122	(103)	(158)	-	(261)

December 31, 2014:

Accounts	Inventories (a)	Trade payables (b)	Write off accounts receivable carriers (c)	Fixed assets and intangibles adjust (d)	Trade accounts receivables and outstanding orders adjust (e)	ICMS, freight, provision and others adjust (f)	Total Investigation adjust	IAS 2 - Inventories (h)	Net adjust 2015

Net sales of goods and services	-	-	(59)	-	(59)	-	(118)	-	(118)
Cost of goods sold and services sold	(5)	(8)	3	(2)	-	(28)	(40)	10	(30)
Gross profit	(5)	(8)	(56)	(2)	(59)	(28)	(158)	10	(148)
Selling expenses	-	-	(1)	(18)	(11)	-	(30)	-	(30)
General and administrative expenses	-	-	-	(4)	-	2	(2)	-	(2)
Depreciation and amortization	-	-	-	2	-	-	2	-	2
Profit (loss) before financial income (expenses)	(5)	(8)	(57)	(22)	(70)	(26)	(188)	10	(178)
Financial income (expenses)	-	-	-	-	-	2	2	-	2
Profit (loss) before income tax and social contribution	(5)	(8)	(57)	(22)	(70)	(24)	(186)	10	(176)
Income tax and social contribution	-	-	-	-	-	-	-	-	-
Net income (loss)	(5)	(8)	(57)	(22)	(70)	(24)	(186)	10	(176)

Accounts receivables	-	-	-	-	(34)	-	(34)	-	(34)
Others accounts receivables	-	-	(37)	-	-	-	(37)	-	(37)
Inventories	(5)	-	-	-	-	(23)	(28)	(13)	(41)
Recoverable taxes	-	-	-	-	-	(1)	(1)	-	(1)
Current assets	(5)	-	(37)	-	(34)	(24)	(100)	(13)	(113)

Recoverable taxes	-	-	-	-	-	4	4	-	4
Intangible assets	-	-	-	(58)	-	11	(47)	-	(47)
Noncurrent assets	-	-	-	(58)	-	15	(43)	-	(43)
Total assets	(5)	-	(37)	(58)	(34)	(9)	(143)	(13)	(156)

Trade payables	-	50	-	-	-	21	71	-	71
Deferred revenue	-	-	-	-	-	(2)	(2)	-	(2)
Others accounts payables	-	-	-	-	53	10	63	-	63
Current liabilities	-	50	-	-	53	29	132	-	132
Total liabilities	-	50	-	-	53	29	132	-	132

Shareholders´ equity	(5)	(50)	(37)	(58)	(87)	(38)	(275)	(13)	(288)
Liabilities and shareholders´ equity	(5)	-	(37)	(58)	(34)	(9)	(143)	(13)	(156)

January 1, 2014:

Accounts	Trade payables (b)	Write off accounts receivable carriers (c)	Fixed assets and intangibles adjust (d)	Trade accounts receivables and outstanding orders adjust (e)	ICMS, freight, provision and others adjust (f)	Total Investigation adjust	IAS 2 - Inventories (h)	Net adjust 2015

Net sales of goods and services	-	16	-	1	-	17	-	17
Cost of goods sold and services sold	1	(13)	(1)	-	(6)	(19)	(10)	(29)
Gross profit	1	3	(1)	1	(6)	(2)	(10)	(12)
Selling expenses	-	12	(11)	(2)	(1)	(2)	-	(2)
General and administrative expenses	-	-	(4)	-	-	(4)	-	(4)
Depreciation and amortization	-	-	2	-	-	2	-	2
Profit (loss) before financial income (expenses)	1	15	(14)	(1)	(7)	(6)	(10)	(16)

Profit (loss) before income tax and social contribution	1	15	(14)	(1)	(7)	(6)	(10)	(16)
Net income (loss)	1	15	(14)	(1)	(7)	(6)	(10)	(16)

Accounts receivables	-	-	-	32	-	32	-	32
Others accounts receivables	-	2	-	-	-	2	-	2
Inventories	-	-	-	-	2	2	(23)	(21)
Recoverable taxes	-	-	-	-	2	2	-	2
Dividends receivable	-	-	-	-	(12)	(12)	-	(12)
Other credits	-	-	-	-	13	13	-	13
Current assets	-	2	-	32	5	39	(23)	16

Intangibles	-	-	(34)	-	-	(34)	-	(34)
Noncurrent assets	-	-	(34)	-	-	(34)	-	(34)
Total assets	-	2	(34)	32	5	5	(23)	(18)

Trade payables	42	-	-	-	20	62	-	62
Others accounts payables	-	-	-	31	-	31	-	31
Current liabilities	42	-	-	31	20	93	-	93
Total liabilities	42	-	-	31	20	93	-	93

Shareholders´ equity	(42)	2	(34)	1	(15)	(88)	(23)	(111)
Liabilities and shareholders´ equity	-	2	(34)	32	5	5	(23)	(18)

(a)    Cnova´s management, supported by the law firms and external consultants, counted the physical inventory items as of December 31, 2015, of all of the seven Distribution Centers of Cnova Brasil. The results of this count did not indicate any significant difference in the expected number of new items in the inventory. However, it was identified discrepancies in the damage or returned products, requiring additional provision for loss in damaged goods.

(b)    Cnova’s Management verified certain improper transactions related to accounts payable and other accounts arising from manipulation of reports, resulting in recording additional trade payables.

(c)    Management identified an overstated amount in net sales and other Cnova accounts receivable. As per the practices of client service of Cnova Brasil, clients receive a substitute product every time the merchandise originally ordered is not received, items are damaged or in inadequate conditions. This second transaction is cancelled when Cnova Brasil receives the original product. Management determined that a substantial part of the second transactions was not reversed, even in the conditions that the original merchandise was never returned to Cnova Brasil. Therefore there were procedures to periodically evaluate old pending returns to estimate the accounting impacts, such procedures failed in reverse incorrect sales.

(d)   During the investigation were identified the practive of improper capitalization of expenses in the internal development of intangible assets (software development), without further evidences supporting those amounts, as well as, the capitalization of expenses with consultants also without evidence that the expense was incurred to develop internal softwares. As a consequence was identified the need of write-off of intangibles.

Additionally, as part of the internal controls, there were reperformed fixed assets count, identifying the need of recording a provision for existence in 2015;

(e)    Due to the current scenarios and inherent doubts on controls,  there were reperformed account reconciliations and extractions of support reports, revealing adjustments to the related accounts of “accounts receivables” and “outstanding orders”;

(f)     Amounts also related to the reperformance of controls and reports extractions revealing the need of additional provisions for freights, ICMS balances reconciliation and allocation of cash consideration from vendors in accordance with the inventory turnover;

(g)   With the evidence of the adjustments recorded, operational performance and need of development of future consistente results, management of the subsidiaries Cnova Brasil, Cnova NV and Cdiscount decided the provision of the deferred income tax asset in Brazil, Nederland and France, respectively;

(h)   As a result of an analysis of the best practices in the e-commerce segment, Company evaluated and concluded warehouse and shipping costs would have not be allocated to the inventories valuation, and now recorded directly in expenses.

In summary, management of the Company inform the conclusion of the investigation, evaluating and concluding that the impact related to prior years must be restated for the years ended on December 31, 2015, 2014 and 2013, after considerations of quantitative and qualitative aspects.

Below are presented the impacts in the lines presenting the changes:

Company:

December 31, 2015:

Assets	Presented as of 12.31.2015	Total adjust	Restated as of 12.31.2015

Investments	5,178	(29)	5,149
Total assets	21,428	(29)	21,399

Liabilities	Presented as of 12.31.2015	Total adjust	Restated as of 12.31.2015

Noncurrent liabilities	4,589	81	4,670
Shareholders´ equity	10,464	(110)	10,354

	Announced of 12.31.2015	Total adjust	Restated as of 12.31.2015

Share of profit of subsidiaries and associates	116	14	130
Net income (loss)	251	14	265

December 31, 2014:

Assets	Presented as of 12.31.2014	Total adjust	Restated as of 12.31.2014

Investments	8,391	(103)	8,288
Total assets	23,226	(103)	23,123

Liabilities	Presented as of 12.31.2014	Total adjust	Restated as of 12.31.2014

Shareholders´ equity	10,580	(103)	10,477

January 1, 2014:

Assets	Presented as of 1.1.2014	Total adjust	Restated as of 1.1.2014

Investments	7,774	(84)	7,690
Total assets	22,213	(84)	22,129

Liabilities	Presented as of 1.1.2014	Total adjust	Restated as of 1.1.2014

Shareholders´ equity	9,483	(84)	9,399

Consolidated:

December 31, 2015:

	Presented as of 12.31.2015	Total Investigation adjust	Deferred income tax and social contribution provision of Cnova Brasil and Cnova NV (g)	Restated as of 12.31.2015
Assets
Current assets
Accounts receivables	3,218	(8)	-	3,210
Others accounts receivables	358	17	-	375
Inventories	8,989	(24)	-	8,965
Recoverable taxes	1,102	(22)	-	1,080
Total current assets	24,998	(38)	-	24,960

Noncurrent assets
Recoverable taxes	2,445	22	-	2,467
Deferred income tax and social contribution	564	-	(158)	406
Property and equipment	10,398	(21)	-	10,377
Intangible assets	6,609	(66)	-	6,543
Noncurrent assets	22,504	(65)	(158)	22,281
Total assets	47,502	(103)	(158)	47,241

Trade payables	15,485	23	-	15,508
Deferred revenue	420	-	-	420
Others accounts payables	1,128	20	-	1,148
Total current liabilities	25,230	43	-	25,273

Controlling shareholders´ equity	10,464	(53)	(57)	10,354
Noncontrolling shareholders´ equity	3,192	(93)	(101)	2,998
Total shareholders´ equity	13,656	(146)	(158)	13,352

Liabilities and shareholders´ equity	47,502	(103)	(158)	47,241

Accounts	Announced of 12.31.2015	Total Investigation adjust	Deferred income tax and social contribution provision of Cnova Brasil and Cnova NV (g)	IAS 2 - Inventories (h)	Restated of 12.31.2015

Net sales of goods and services	69,115	105	-	-	69,220
Cost of goods sold and services sold	(53,002)	73	-	(5)	(52,934)
Groos profit	16,113	178	-	(5)	16,286
Selling expenses	(11,291)	(22)	-	-	(11,313)
General and administrative expenses	(1,711)	(6)	-	-	(1,717)
Depreciation and amortization	(963)	2	-	-	(961)
Others operating income (expenses)	(684)	(18)	-	18	(684)
	(14,537)	(44)	-	18	(14,563)
Profit before financial income (expenses)	1,576	134	-	13	1,723
Financial income (expenses)	(1,648)	(5)	-	-	(1,653)
Profit before income tax and social contribution	(72)	129	-	13	70
Income tax and social contribution	(242)	-	(104)	-	(346)
Net income (loss)	(314)	129	(104)	13	(276)
Atributtable to:
Controlling shareholders	251	47	(37)	4	265
Noncontrolling shareholders	(565)	83	(67)	8	(541)

Statement of Cash Flow

	Presented as of 12.31.2015	Total adjust	Restated as of 12.31.2015

Net cash provided by operating activities	4,647	(15)	4,632
Net cash provided by investing activities	(1,867)	15	(1,852)

Statement of Value Added

	Presented as of 12.31.2015	Total adjust	Restated as of 12.31.2015

Revenue	76,401	99	76,500
Products acquired from third parties	(60,599)	62	(60,537)
Gross value added	15,802	161	15,963

Total value added distributed	15,604	161	15,765

December 31, 2014:

Accounts	Presented as of 12.31.2014	Total Investigation adjust	IAS 2 - Inventories (h)	Restated as of 12.31.2014
Assets
Current assets
Accounts receivables	3,210	(34)	-	3,176
Others accounts receivables	295	(37)	-	258
Inventories	8,405	(28)	(12)	8,364
Recoverable taxes	808	(1)	-	807
Total current assets	24,133	(100)	(12)	24,021

Intangible assets	6,495	(47)	-	6,448
Noncurrent assets	21,367	(43)	-	21,324
Total assets	45,500	(143)	(12)	45,345

Trade payables	13,322	71	-	13,393
Deferred revenue	214	(2)	-	212
Others accounts payables	652	63	-	715
Current liabilities	23,848	133	-	23,981

Profit reserve	3,505	(91)	(12)	3,402
Controlling shareholders´ equity	10,580	(91)	(12)	10,477
Noncontrolling shareholders´ equity	3,902	(185)	-	3,717
Total shareholders´ equity	14,482	(276)	(12)	14,194

Liabilities and shareholders´ equity	45,500	(143)	(12)	45,345

Net Sales

2015 vs. 2014

GPA’s consolidated net sales increased 5.8% in 2015, from R$65.407 billion in 2014 to R$69.220 billion in 2015.

The Group’s main revenues arise from GPA foods’ operations, comprised by Multivarejo and Assaí, sales of electronics and home appliances (bricks-and-mortar stores of Via Varejo) and e-commerce (CNova). GPA’s net sales are shown in the table below for the years ended December 31, 2015, 2014 and 2013.

Net Revenue
(R$ million)	2015	2014	2013
Consolidated (1)	69,220	65,407	57,871
Food Businesses	37,198	34,741	31,811
Multivarejo (2)	26,744	26,415	25,538
Assaí	10,453	8,326	6,273
Non-Food Businesses	32,094	30,728	26,070
Cnova (3)	12,827	8,054	4,314
Via Varejo (4)	19,267	22,674	21,756

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar banners. Includes revenue from the lease of commercial centers; (3) Cnova: Cnova Brasil + Cdiscount Group. Includes only revenue from the commissions in the marketplace, without considering total revenue from goods; (4) Includes revenue from intercompany transactions

The growth in net sales in 2015 was driven by the expansion of higher-return formats, with the opening of 118 new stores, of which 91 were in the food segment (46 Minimercado Extra, 27 Minuto Pão de Açúcar, 11 Assaí, 5 Pão de Açúcar, 1 Extra Super and 1 fuel station) and 27 were Casas Bahia stores. The year 2015 was marked by the slowdown in household consumption reflecting the worsening economic scenario, which mainly impacted non-food sales.

GPA Food Highlights

The food category delivered resilient performance throughout 2015, despite the changes in the behavior of consumers, who are increasingly seeking more first-price or on-sale products. The Food segment registered growth of 7.1%, supported by the following:

i)        Solid growth of 25.5% in net sales at Assaí, which reached R$10.453 billion. The banner increased its share of GPA’s Food portfolio to 28% (vs. 24% in 2014), consolidating its second place in Brazil’s cash & carry segment; and

ii)       Continuous market share gains by Pão de Açúcar as a result of the focus on monitoring and improving service levels, differentiated customer service and assortment, as well as on Proximity stores (Minimercado Extra and Minuto Pão de Açúcar) due to the advances in store "clusterization" and adjustment of assortment. Note that the Extra banner registered an increase in customer traffic compared to 2014, driven by competitive pricing, store renovations and training of employees specializing in perishables.

CNova Highlights

In 2015, the marketplace share of total GMV increased 916 bps and reached 20.5% compared to 11.3% in 2014. Cnova Brazil’s marketplace share reached 10.8% (+725 bps). Active marketplace vendors increased by 43.6% to almost 10,200 while the number of marketplace product offerings increased from 12 million to 28 million (+137%). Net sales at Cnova Brazil increased by 10.7% while marketplace commissions grew 252%.

Via Varejo Highlights

The year of 2015 was very challenging for the durable goods industry, requiring Via Varejo to work with focus and discipline to make the necessary adjustments and continue to implement its strategic plan, thereby ensuring its leadership position in the market and strengthening its competitive advantages. Via Varejo accelerated initiatives to improve operational efficiency, such as optimization of the logistics network and synergies of the back office with group companies, besides optimizing processes and rationalizing expenses. Notable among the measures are revision of the store portfolio, with the closure of 39 underperforming units, revision of the logistics network and use of space at its distribution centers, adjustment of headcount with the reduction of around 13,000 positions, and renegotiation of rental agreements.

2014 vs 2013

In 2014, GPA’s consolidated net sales increased 13.0%, from R$57.871 billion in 2013 to R$65.407 billion in 2014.

The highlight of 2014 was strong organic growth, with 212 new stores opened, of which 124 were inaugurated by GPA Food (Multivarejo +Assaí) and 88 by Via Varejo. The consolidation of Cdiscount made since August 1, 2014 also drove sales growth, as disclosed under the item “CNova Highlights”.

GPA Food Highlights

The organic expansion had a significant impact on GPA Food. We opened 97 new stores in the convenience format, which included Minimercado Extra and Minuto Pão de Açúcar stores. In the premium supermarket segment, through the Pão de Açúcar banner, revenue growth was driven by the unique offering of this format, such as its increasingly innovative assortment, as well as by opening new units and converting existing units, adding a total of 17 new stores to the chain.

In the Extra banner, a series of measures were taken to recover sales in the hiper format, especially from the second half of the year, which included operational improvements at stores, adjustments to assortments, better communication and continuous reinforcement of the price competitiveness strategy. These measures supported better customer traffic trends at stores and a recovery in market share.

At Assaí, we opened nine new stores and expanded our operations in Brazil’s Northeast, while reinforcing the strategy to grow the Cash and Carry operation. This expansion of operations has been making an important contribution to driving sales at Assaí, which registered net sales growth of 32.7% in the year

CNova Highlights

In 2014, Cnova was created, the product of the consolidation of Nova Pontocom, already operated by GPA, and Cdiscount, present in France and another ten other countries. In November 2014, CNova carried out its IPO on the NASDAQ and in January 2015, listed its shares in Euronext Paris.

In 2014, CNova’s net sales revenue increased 86.7%% as it includes CDiscount results as of August 1, 2014.   On comparable bases, net sales revenue grew 30.4%, outpacing market levels.  The strategy adopted in the year sought a balance between competitiveness and growth, with gains in efficiency and market share.

Via Varejo Highlights

In 2014, the company focused on its expansion plan by opening 88 new stores and launching pioneering initiatives, such as opening of 20 new Mobile stores1 under the Casas Bahia and Pontofrio brands and expanding in the furniture segment by opening units focused on selling customized furniture, a segment in frank expansion.

Gross Profit

The international operations of Cnova started being consolidated into GPA in August 2014 and hence the results of 2014 reflect only five months of these operations. For better comparison between the periods, comments relating to gross profit and operating expenses in 2015 and 2014 do not include the result of Cnova (Cnova Brasil and international operations)

	Consolidated			Consolidated ex. Cnova (2)
(R$ million)	2015	2014	Δ	2015	2014	Δ

Gross Revenue	77,054	72,668	6.0%	61,978	63,343	-2.2%
Net Revenue	69,220	65,407	5.8%	56,394	57,353	-1.7%
Gross Profit	16,286	16,797	-3.0%	15,219	16,103	-5.5%
Gross Margin	23.5%	25.7%	-220 bps	27.0%	28.1%	-110 bps
Selling Expenses	(11,313)	(10,333)	9.5%	(10,361)	(9,858)	5.1%
General and Administrative Expenses	(1,717)	(1,486)	15.5%	(1,267)	(1,280)	-1.0%
Equity Income	112	108	3.7%	112	110	2.0%
Other Operating Revenue (Expenses)	(684)	(441)	55.1%	(449)	(386)	16.2%
Total Operating Expenses	(13,602)	(12,152)	11.9%	(11,965)	(11,413)	4.8%
% of Net Revenue	19.7%	18.6%	110 bps	21.2%	19.9%	130 bps
Depreciation (Logistic)	(961)	(819)	17.3%	115	92	25.1%
EBITDA	2,825	4,750	-40.5%	3,369	4,782	-29.5%
EBITDA Margin	4.1%	7.3%	-320 bps	6.0%	8.3%	-230 bps
Adjusted EBITDA (1)	3,509	5,191	-32.4%	3,818	5,168	-26.1%
Adjusted EBITDA Margin	5.1%	7.9%	-280 bps	6.8%	9.0%	-220 bps

(1)     EBITDA adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

(2)     For better comparison between the periods, figures exclude the result of Cnova for 2014 and 2015, considering that international operations were only consolidated in GPA as of August 2014.

In 2015, the Company took action to adapt itself to consumers’ needs by intensifying price competitiveness, strengthening promotions and adjusting the assortment. Gross profit totaled R$ 15.219 billion, with margin of 23.3%, decreasing from 2014, mainly due to lower contribution from Via Varejo and Cnova. The highlights by business were:

✓    Multivarejo: Gross margin stood at 28.1% in the year, slightly below 2014, reflecting the price competitiveness strategy adopted throughout the year, especially at the Extra banner, which was partially offset by an increase in the share of higher margin formats (Pão de Açúcar, Minimercado Extra and Minuto Pão de Açúcar), coupled with the growth in rental revenue from commercial centers;

✓    Assaí: Gross margin increased 20 basis points, from 14.5% to 14.7%, mainly due to the banner’s growth (11 new stores) and maturation of new stores;

✓    Via Varejo: Gross margin reached 32.2% due to the greater share of services in total sales and operating efficiency gains. This enabled the Company to intensify its pricing policy and strengthen promotions, which helped increase its competitiveness and accelerate market share gains.

In 2014, gross profit came to R$16.945 billion, up 12.2% from R$15.104 billion in 2013. Gross margin stood at 25.9% in 2014, compared to 26.1% in 2013, as a result of the ongoing price competitiveness strategy, and the higher share of lower margin formats. The business highlights were:

✓    Multivarejo: margin expansion of 80 bps in the year, mainly due to growth in revenue from rental of commercial centers; higher share in the sales mix, of sales in the Pão de Açúcar and Minimercado Extra formats, which operate with higher margins; and the lower share of electronics in the sales mix, reflecting the macroeconomic scenario in the year;

✓    Assaí: maintenance of the gross margin in 2014 compared to 2013 (14.5% and 14.6%, respectively);

✓    Via Varejo: margin expansion of 9.8%, mainly the result of initiatives to boost efficiency in logistics and assembly operations, growth in services and financial services, and synergies captured in the group.

In 2013, gross profit increased 9.4% to R$15.104 billion in 2013 from R$13.807 billion in 2012, in line with the growth of sales in the same period. Gross margin stood at 26.1% in 2013, down 100 bps on 2012.

Operating Income (Expenses)

The following comments do not include Cnova’s results (Cnova Brasil and international operations) in 2015 and 2014, as mentioned under the item “Gross Profit.”

In 2015, the efforts to optimize expenses and drive efficiency, rolled out throughout the year across all businesses, resulted in selling, general and administrative expenses increasing by just 4.4%, lower than inflation, despite higher electricity costs and the costs associated with the opening of 118 stores in the year. Selling, general and administrative expenses increased from R$11.137 billion in 2014 to R$11.628 billion in 2015.

✓       Multivarejo: In terms of operating efficiency, operating expenses (selling, general and administrative expenses) increased by just 3.6%, significantly lower than inflation in the period. This result reflects the cost-cutting initiatives rolled out since the start of the year, mainly related to the optimization of advertising expenses, renegotiation of rental agreements and operating improvements at stores (revision of processes and logistics efficiencies), all of which enabled us to adjust headcount without affecting service quality at the stores;

✓       Assaí: Despite the opening of 11 stores in the year, selling, general and administrative expenses as a ratio of net sales (10.5% in 2015 vs 10.4% in 2014) increased slightly by 10 bps due to inflation-adjusted expenses, and especially electricity.

✓      Via Varejo: Via Varejo accelerated initiatives to improve operational efficiency, such as optimization of the logistics network and synergies of the back office with group companies, besides optimizing processes and rationalizing expenses. Notable among the measures are revision of the store portfolio, with the closure of 39 underperforming units, revision of the logistics network and the spaces in distribution centers, adjustment of headcount with the reduction of around 13,000 positions, and renegotiation of rental agreements. These initiatives, which were rolled out throughout the year, helped cut SG&A expenses by 2.6%, despite inflation (IPCA) of 10.67% in the year.

In 2014, total operating expenses reached R$12.121 billion, up 6.6% from R$11.368 billion reported in 2013.  Selling, general and administrative expenses totaled R$11.787 billion, growing 9.7% from 2013. As a percentage of net sales revenue, selling, general and administrative expenses fell from 18.6% in 2013 to 18.0% in 2014. The main effects were:

✓    Multivarejo: the 70 bps increase in selling, general and administrative expenses as a percentage of net sales revenue (19.7% in 2014 versus 19.0% in 2013), mainly due to the impact of the collective bargaining agreement in 2014, increased spending on medical insurance, which saw increases that outpaced inflation; greater spending with marketing to ensure broad dissemination of commercial incentives; and expenses with opening and renovation of stores;

✓    Assaí: decrease of 20 bps in selling expenses, general and administrative of net sales (10.4% in 2014 vs. 10.6% in 2013) due to operational efficiencies, even with aggressive opening plan stores;

✓   Via Varejo: selling, general and administrative expenses decreased by 30 bps. (22.4% in 2014 vs. 22.7% in 2013), chiefly due to the efficiency gain of processes at the stores, optimization in the hiring of outside services, increased logistics efficiency and the rationalization of administrative, IT and marketing expenses.

In 2013, total operating expenses came to R$11.368 billion, up 11.6% from the 2012 total of R$10.186 billion, growing slower than net sales revenue. Selling, general and administrative expenses came to R$10.742 billion. As a percentage of net sales revenue, selling, general and administrative expenses fell from 19.9% in 2012 to 18.6% in 2013.

Other Operating Income and Expenses

In 2015, other operating income (expenses) came to an expense of R$684 million, up 55.1% from 2014. The increase mainly reflects severance expenses with the termination of executives and employees of the Group due to the restructuring and write-off of property and equipment.

In 2014, other operating income (expenses) came to an expense of R$441 million, down 34.5% from the 2013 total of R$673 million. This decrease was driven by lower expenses with lawsuits in 2014 compared to 2013.

Depreciation and Amortization

In 2015, depreciation and amortization totaled R$961 million, up 17.3% from R$819 million reported in 2014. This increase was chiefly due to depreciation and amortization of the new investments made in 2015.

In 2014, depreciation and amortization amounted to R$819 million, up 4.3% from R$758 million in 2013.  This increase was mainly due to depreciation and amortization of the new investments made in 2014.

In 2013, depreciation and amortization totaled R$785 million, 4.6% up on the R$750 million posted in 2012, chiefly due to the depreciation and amortization of the new investments made in 2013.

Net Financial Result

In 2015, net financial result was an expense of R$1.653 billion, increasing 9.8% from 2014, significantly lower than the 26.8% hike in the interest rate during the period. As a ratio of net sales, net financial result increased by just 10 basis points, from 2.3% in 2014 to 2.4% in 2015, virtually stable compared to the previous year, despite a more challenging macroeconomic scenario. This result is due to the Company’s cash management strategy during the year, which resulted in significant optimization of cash.

The company has in recent years been continuously reducing its leverage to further strengthen its financial position. Even in a year with an unfavorable and challenging macroeconomic environment, the Company close the year with a solid cash balance of nearly R$11.0 billion.

The debt maturity profile, including the payment book operation, was 181 days longer than on December 31, 2014.

In 2014, net financial result was an expense of R$1.506 billion, compared to an expense of R$1.193 billion in 2013, increasing 26.2% from 2013, lower than the CDI rate in the period (33.9%). The key impacts on the net financial result were: (i) the increase of 12.0% in bank debt charges, which was lower than the increase in the CDI, reflecting the improvement in working capital in the period; (ii) the increase in the cost of sales of payment book receivables and the sale of credit card receivables by R$220 million, in line with the growth in net sales revenue, as well as the hike in interest rates; and (iii) the R$68 million increase in the line “Restatement of other assets and liabilities”, mainly related to the variation in cash returns, which was offset by the increase in the provisions for lawsuits.

GPA ended 2014 with a net cash position of R$1.421 billion, compared to the net debt position of R$1.104 billion in 2013, due mainly to increased cash generation in the period on improved working capital needs. GPA held cash reserves of approximately R$11.1 billion, compared to R$8.4 billion at the end of 2013, which attests to its solid capital structure, especially given the economic environment marked by high volatility.

Net financial result came to R$1.193 billion in 2013, the same amount reported in 2012 (R$1.193 billion). As a percentage of net sales, the financial result declined from 2.3% to 2.1%, due to: (i) the reduction of interest on net debt of R$14 million, as a result of the gradual reduction in indebtedness in 2013; (ii) the increase in the cost of prepayment of receivables related to payment vouchers and sale of credit cards receivables totaling R$106 million, in line with the upturn in net sales, and the increase in the interest rate; and (iii) gain in the adjustment of other assets and liabilities, totaling R$92 million, chiefly due to the prepayment of the tax repayment program (REFIS) in the year, in addition to greater prepayment to suppliers, generating increased financial revenue in 2013 over 2012.

Net debt came to R$1.104 billion in 2013, R$2.302 billion down on 2012, mainly due to the greater cash generation in the period, leveraged by the efforts to improve working capital. Additionally, the public offering for the distribution of Units comprised by one (1) common share and two (2) preferred shares issued by Via Varejo, which represented an increase in gross cash of R$896 million, also contributed to reduce GPA’s indebtedness.

Net Income

In 2015, due to the challenges posed by the macroeconomic scenario, the Company’s results were mainly affected by the results of Via Varejo and Cnova. Note that Cnova international operations started being consolidated in GPA in August 2014 and hence were not fully reflected in 2014, impacting the comparison base.

	Consolidadet

(R$ million)	2015	2014	Δ

EBITDA	2,825	4,750	-40.5%
Depreciation (Logistic)	(141)	(105)	34.3%
Depreciation and Amortization	(961)	(819)	17.3%
Net Financial Revenue (Expenses)	(1,653)	(1,506)	9.8%
Income (Loss) before Income Tax	70	2,320	-97.0%
Income Tax	(346)	(736)	-53.0%
Net Income (Loss) - Company	(276)	1,584	-117.4%
Net Margin	-0.4%	2.4%	-280 bps
Net Income - Controlling Shareholders	265	1,207	-78.0%
Net Margin - Controllings Shareholders	0.4%	1.8%	-140 bps

Other Operating Revenue (Expenses)	(684)	(441)	55.1%
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Non	134	117	14.9%
Adjusted Net (Loss) Income - Company (1)	274	1,908	-85.6%
Adjusted Net Margin - Company	0.4%	2.8%	-240 bps
Adjusted Net Income - Controlling Shareholders (1)	609	1,483	-59.0%
Adjusted Net Margin - Controlling Shareholders	0.9%	2.1%	-120 bps

(1) Net Income adjusted by "Other Operating Income and Expenses,” thus eliminating nonrecurring income and expenses

The Company closed 2015 with net income attributable to controlling shareholders and adjusted by Other Operating Income and Expenses  of R$609 million. A highlight in this result was the resilience of the Food segment, which posted adjusted net income of R$ 731 million. The highlights by business were:

✓    Multivarejo: The decrease compared to 2014 reflects the lower gross margin due to investments in price competitiveness; the impact of the economic deterioration on sales; inflation pressure on expenses and higher electricity expenses. Thus, adjusted net income amounted to R$559 million in 2015.

✓    Assaí: adjusted net income of R$172 million reflecting the assertiveness of the format and disciplined control of expenses, combined with store maturation.

✓   Via Varejo: The decrease compared to 2014 is due to lower sales on the adverse macroeconomic scenario for the durable goods industry, coupled with higher inflation on fixed costs, leading to adjusted net income of R$149 million.

Balance Sheet

Fiscal Years Ended December 31, 2015, 2014 and 2013

Balance Sheet – Consolidated Assets

BALANCE SHEET

ASSETS

	GPA CONSOLIDATED

			AH 2015 x			AH 2014 x			AH 2013 x
(R$ million)	12.31.2015	AV	2014	12.31.2014	AV	2013	12.31.2013	AV	2012

Current Assets	24,960	55.0%	3.9%	24,021	53.0%	29.0%	18,625	49.0%	11.7%
Cash and Cash Equivalents	11,015	24.3%	-1.2%	11,149	24.6%	33.2%	8,367	22.0%	18.1%
Marketable Securities	-	0.0%	na	-	0.0%	na	24	0.1%	na
Accounts Receivable	3,210	7.1%	1.1%	3,176	7.0%	24.6%	2,548	6.7%	-4.0%
Inventories	8,965	19.8%	7.2%	8,364	18.4%	31.5%	6,361	16.7%	10.6%
Recoverable Taxes	1,080	2.4%	33.8%	807	1.8%	-11.3%	910	2.4%	4.4%
Noncurrent Assets for Sale	15	0.0%	-31.8%	22	0.0%	-43.6%	39	0.1%	0.0%
Expenses in Advance and Other Accounts Receivables	675	1.5%	34.2%	503	1.1%	33.8%	376	1.0%	23.7%

Noncurrent Assets	22,281	49.1%	4.5%	21,324	47.0%	10.1%	19,364	51.0%	6.8%
Accounts Receivables	98	0.2%	-6.7%	105	0.2%	-8.7%	115	0.3%	6.5%
Inventories	-	0.0%	na	172	0.4%	0.0%	172	0.5%	0.0%
Recoverable Taxes	2,467	5.4%	15.3%	2,140	4.7%	49.8%	1,429	3.8%	16.0%
Financial Instruments	-	0.0%	na	-	0.0%	na	-	0.0%	-100.0%
Deferred Income Tax and Social Contribution	406	0.9%	-17.3%	491	1.1%	-48.4%	951	2.5%	-11.9%
Amounts Receivable from Related Parties	309	0.7%	-1.3%	313	0.7%	82.0%	172	0.5%	-3.4%
Judicial Deposits	999	2.2%	16.6%	857	1.9%	5.2%	815	2.1%	-14.4%
Expenses in Advance and Others	675	1.5%	0.3%	673	1.5%	-1.0%	680	1.8%	10.0%
Investments	407	0.9%	-4.5%	426	0.9%	37.4%	310	0.8%	-14.4%
Property and Equipment	10,377	22.9%	7.0%	9,699	21.4%	7.1%	9,053	23.8%	11.6%
Intangible Assets	6,543	14.4%	1.5%	6,448	14.2%	13.8%	5,667	14.9%	14.4%
	-			-
TOTAL ASSETS	47,241	104.2%	4.2%	45,345	100.0%	19.4%	37,989	100.0%	9.2%

Balance Sheet – Consolidated Liabilities

LIABILITIES

	GPA CONSOLIDATED

			AH 2015 x			AH 2013 x			AH 2013 x
(R$ million)	12.31.2015	AV	2014	31.12.2013	AV	2012	31.12.2012	AV	2012

Current Liabilities	25,273	55.7%	5.4%	23,981	52.9%	40.2%	17,103	45.0%	27.1%
Suppliers	15,508	34.2%	15.8%	13,393	29.5%	55.6%	8,609	22.7%	36.7%
Suppliers - structured program	1,055	0.0%	0.0%	-	2.2%	0.0%	-	0.0%	0.0%
Loans and Financing	3,776	8.3%	-3.7%	3,922	8.6%	-0.1%	3,927	10.3%	10.9%
Debentures	38	0.1%	-98.6%	2,672	5.9%	114.6%	1,245	3.3%	86.3%
Payroll and Related Charges	1,023	2.3%	18.4%	864	1.9%	8.5%	796	2.1%	9.2%
Taxes and Social Contribution Payable	830	1.8%	-4.3%	867	1.9%	-10.5%	969	2.6%	48.8%
Dividends Proposed	-	0.0%	-100.0%	321	0.7%	111.2%	152	0.4%	-10.1%
Financing for Purchase of Fixed Assets	114	0.3%	15.2%	99	0.2%	175.0%	36	0.1%	-59.1%
Leasing	151	0.3%	31.3%	115	0.3%	2.7%	112	0.3%	119.6%
Acquisition of Companies	76	0.2%	4.1%	73	0.2%	5.8%	69	0.2%	9.5%
Debt with Related Parties	563	1.2%	115.7%	261	0.6%	690.9%	33	0.1%	-58.8%
Advanced Revenue	420	0.9%	98.1%	212	0.5%	84.3%	115	0.3%	25.0%
Others	1,719	3.8%	45.4%	1,182	2.6%	13.7%	1,040	2.7%	1.7%

Long-Term Liabilities	8,616	19.0%	20.2%	7,170	15.8%	-13.5%	8,285	21.8%	-20.1%
Loans and Financing	3,267	7.2%	46.0%	2,238	4.9%	29.8%	1,724	4.5%	-32.1%
Debentures	897	2.0%	0.1%	896	2.0%	-65.5%	2,599	6.8%	-30.5%
Acquisition of Minority Interest - Noncontrolling	28	0.1%	-50.9%	57	0.1%	-47.2%	108	0.3%	-31.6%
Deferred Income Tax and Social Contribution	1,184	2.6%	4.5%	1,133	2.5%	6.8%	1,061	2.8%	-6.7%
Tax Installments	572	1.3%	-7.3%	617	1.4%	-42.5%	1,073	2.8%	-11.0%
Provision for Contingencies	1,396	3.1%	3.9%	1,344	3.0%	17.2%	1,147	3.0%	48.0%
Advanced Revenue	1,223	2.7%	46.6%	834	1.8%	82.9%	456	1.2%	-3.4%
Others	49	0.1%	-3.9%	51	0.1%	-56.4%	117	0.3%	-66.1%

Shareholders' Equity	13,352	29.4%	-5.9%	14,194	31.3%	12.6%	12,601	33.2%	14.8%
Capital	6,806	15.0%	0.2%	6,792	15.0%	0.4%	6,764	17.8%	0.8%
Capital Reserves	302	0.7%	7.1%	282	0.6%	21.0%	233	0.6%	2.2%
Profit Reserves	3,246	7.2%	-4.6%	3,403	7.5%	41.7%	2,402	6.3%	61.2%
Minority Interest	2,998	6.6%	-19.3%	3,717	8.2%	16.1%	3,202	8.4%	25.8%
	-			-			-
TOTAL LIABILITIES	47,241	104.2%	4.2%	45,345	100.0%	19.4%	37,989	100.0%	9.2%

Assets

Current Assets

Cash and Cash Equivalents

In 2015, cash and cash equivalents were stable compared to 2014, from R$11.149 billion in 2014 to R$11.015 billion. The main changes were: decrease of R$369 million in cash flow from operations, increase of R$217 million in investment activities and R$2.370 billion in financing activities compared to 2014. On December 31, 2015, cash and cash equivalents accounted for 23.2% of total assets, compared to 24.5% on December 31, 2014.

In 2014, cash and cash equivalents increased 33.2%, from R$8.367 billion in 2013 to R$11.149 billion, driven by the R$124 million increase in cash flow from operating activities, in addition to the R$377 million reduction in investment activities and the R$948 million reduction in financing activities in comparison with 2013. Cash and cash equivalents accounted for 24.5% of total assets, as against 22.0% on December 31, 2013.

On December 31, 2014, cash accounted for 24.5% of total assets compared to 22.0% in December 31, 2013.

In 2013, cash and cash equivalents increased by 18.1%, from R$7.086 billion in 2012 to R$8.367 billion. Cash and cash equivalents accounted for 22.0% of total assets, versus 20.3% on December 31, 2012.

Accounts receivable

On December 31, 2015, accounts receivable increased 1.1%, from R$3.176 billion in 2014 to R$3.210 billion. The main changes were: i) increase of R$444 million in credit card receivables, due to the lower frequency of sales of receivables; and ii) reduction of R$598 million in the balance of CDCI receivables, due to lower sales in non-food categories.

On December 31, 2014, accounts receivable increased by 24.6%, from R$2.548 billion in 2013 to R$3.176 billion. This variation of R$628 million is mainly due to:  i) R$300 million in trade accounts receivable, related to consolidated CDiscount balances; ii) R$226 million increase in CDCI receivables, partially reduced by the increase in the allowance for doubtful accounts, decreasing the balance by R$111 million, in addition to other effects in the amount of R$42 million.

On December 31, 2013, trade accounts receivable fell 4.0% from R$2.655 billion in 2012 to R$2.548 billion, mainly due to: i) the reduction in the balance of accounts receivable from credit cards and tickets of around R$180 million, related mainly to sale of receivables from credit card in the last five days of 2013. In 2012, this effect had been impacted, as the last three days of the year were weekend days; ii) the increase of around R$170 million in the payment book balance, or 8%, related to the expansion in sales recorded by Via Varejo; iii) the increase in provision for doubtful accounts, mainly related to the R$40 million growth in the payment voucher balance; iv) the decrease in the receivables balance of debit card clients by approximately R$70 million, related to the calendar effect.

Taxes recoverable

On December 31, 2015, the balance of short-term recoverable taxes increased 33.8%, from R$807 million in 2014 to R$1.080 billion, mainly due to the merger of Nova Holding into CBD and Via Varejo, which enabled the reclassification of approximately R$280 million from long-term to short-term.

On December 31, 2014, short-term taxes recoverable fell 11.3%, from R$910 million in 2013 to R$807 million, mainly due to the revised study to monetize GPA

On December 31, 2013, taxes increased by 4.4% in 2013, from R$871 million in 2012 to R$910 million, due to: i) the increase of R$80 million in the ICMS tax balance; ii) reduction of R$14 million in PIS/Cofins taxes; iii) reduction of R$20 million in withholding income tax; and iv) reduction of R$16 million in income tax and social contribution.

Prepaid expenses and other accounts receivable

Prepaid expenses and other receivables increased 34.2% from R$503 million in 2014 to R$675 million, mainly due to rentals receivable and other amounts.

On December 31, 2014, prepaid expenses and other receivables increased 33.8% from R$376 million in 2013 to R$503 million, R$38 million increase in prepaid expenses related to R$7 million from prepaid rental, R$9 million from new Consulting contracts, and R$24 million from the consolidation of Cdiscount; R$15 million in FIC dividends receivable; R$30 million in rentals receivable; and R$50 million in variation from Other Receivables.

On December 31, 2013 Prepaid expenses and other accounts receivable increased by 23.7%, from R$304 million in 2012 to R$376 million, mainly related to the prepayment of Via Varejo’s advertising expenses in the amount of R$20 million and the transfer of the call option of 3 gas station of Rede Duque from the financial instrument balance to “Other accounts receivable” in the total amount of R$49 million, once it has been exercised by the counterparty.

Inventories

In 2015, inventories increased by 7.2%, from R$8.364 billion in 2014 to R$8.965 billion, mainly due to strategic purchases and accelerated organic growth in the fourth quarter. On December 31, 2015, inventories accounted for 19.0% of total assets, versus 18.4% on December 31, 2014.  Inventory days at GPA decreased from 62 days in 2014 to 61 days in 2015, with the increase in inventory related to inflation in the period.

In 2014, inventories increased by 31.5%, from R$6.361 billion in 2013 to R$8.364 billion, outpacing growth in sales due to the consolidation of CDiscount and an increase in inventory coverage by 8 days throughout the Group's business, mainly the result of strategic purchases and accelerated organic growth in the fourth quarter.

On December 31, 2014, inventories accounted for 18.4% of total assets, compared to 16.7% on December 31, 2013.

In 2013, inventories grew by 10.6%, from R$5.753 billion in 2012 to R$6.361 billion, lower than the increase in sales. This was due to the reduction of two days in the average inventory balance compared to 2012, which, in turn, was driven by the decrease of four days in inventories in the Food Retail segment and of five days in the Electronics segment. Nova Pontocom remained stable and Assaí recorded a two-day increase in inventories, mainly due to the strong expansion to new states.

On December 31, 2013, inventories accounted for 16.7% of total assets and 16.5% on December 31, 2012.

Noncurrent Assets

In 2015, noncurrent assets, excluding property and equipment, intangible assets and investments, increased from R$4.751 billion in 2014 to R$4.954 billion. The increase of R$203 million is mainly explained by higher recoverable taxes of R$327 million related to the increased generation of ICMS tax credits.

On December 31, 2015 and 2014, these accounts represented 10.5% of total assets.

In 2014, noncurrent assets, excluding property, plant and equipment, intangible assets and investments, increased from R$4.334 billion in 2013 to R$4.751 billion.  This R$417 million increase was the result of the following factors: i) R$707 million increase in taxes recoverable, mainly represented by ICMS credits; ii) R$460 million reduction in deferred income tax related to the use of tax losses to pay installments and offsetting with tax losses from operations; iii) R$141 million increase in intercompany receivables, mainly referring to CDiscount; and vi) Other effects in the amount of R$24 million.

On December 31, 2014, these assets accounted for 10.5% of total assets, compared to 11.4% on December 31, 2013.

In 2013, noncurrent assets, excluding property, plant and equipment, intangible assets and investments decreased by 7.7%, from R$4.698 billion in 2012 to R$4.334 billion. The R$365 million reduction is due to: i) the conversion of financial instruments worth R$359 million related to the Duque and Bartira Chain in Other Accounts Receivable and Intangible Assets; ii) the increase of R$197 million in taxes recoverable, primarily related to the increase in the ICMS and PIS/Cofins credits; iii) reduction of R$128 million in deferred income tax and social contribution, mainly related to the effects from the difference between the book and tax depreciation; iv) reduction of R$137 million in judicial deposits related to labor risks; and v) increase of R$62 million in the Others line.

On December 31, 2013, these assets accounted for 11.4% of total assets and 13.5% on December 31, 2012.

Investments

In 2015, investments decreased 4.5%, from R$426 million in 2014 to R$407 million. The decrease is mainly related to write-offs of investments in Cdiscount operations R$(7) million and greater dividends at FIC of R$(8) million.

On December 31, 2015, investments accounted for 0.9% of total assets.

In 2014, investments increased 37.6%, from R$310 million in 2013 to R$426 million. This increase was mainly due to equity income from FIC, net of dividends distributed in the amount of R$83 million, and classification of certain ownership interests as investments as of this year, in the amount of R$25 million. On December 31, 2014, investments accounted for 0.9% of total assets, versus 0.8% on December 31, 2013.

In 2013, investments decreased by 14.6%, from R$362 million in 2012 to R$310 million. On December 31, 2013, investments accounted for 0.8% of total assets against 1.0% on December 31, 2012.

Property and equipment

In 2015, property and equipment increased 7.0%, from R$9.699 billion in 2014 to R$10.377 billion. The increase is mainly related to: i) the increase of R$1.637 billion from the opening and conversion of stores; ii) R$807 million in depreciation in the year; and iii) R$171 million of write-offs.

On December 31, 2015, property and equipment accounted for 22.0% of total assets, versus 21.4% on December 31, 2014.

In 2014, property and equipment increased 7.1%, from R$9.053 billion in 2013 to R$9.699 billion.  This increase was related to: i) the increase of R$1.489 billion due to the opening and conversion of stores; ii) R$714 million in depreciation in the fiscal year; iii) R$102 million in write-offs; and iv) R$27 million in transfers and others.

On December 31, 2014, property and equipment accounted for 21.4% of total assets, versus 23.8% on December 31, 2013.

In 2013, property and equipment increased by 11.6%, from R$8.115 billion in 2012 to R$9.053 billion, due to: i) the R$1.746 billion in additions from the opening and conversion of stores; ii) the R$642 million in depreciation in the year; iii) the R$133 million in write-offs; and iv) the R$31 million in transfers and others.

On December 31, 2013, property and equipment accounted for 23.8% of total assets against 23.3% on December 31, 2012.

Intangible assets

In 2015, intangible assets increased 1.5%, from R$6.448 billion in 2014 to R$6.543 billion. The increase is related to: i) R$400 million of additions; ii) R$295 million of amortization in the year; iii) R$59 million of write-offs; iv) R$103 million of write-offs related from restructuring; and v) R$152 million of exchange variation.

On December 31, 2015, intangible assets accounted for 13.9% of total assets, versus 14.2% on December 31, 2014.

In 2014, intangible assets increased 14.2%, from R$5.667 billion in 2013 to R$6.448 billion.  This increase was related to: i) R$522 million in additions, mainly composed of R$296 million in software, R$187 million in contractual rights and R$39 million in other items; ii) R$215 million in amortization in the fiscal year, iii) R$452 million in intangible assets merged in the consolidation of GPA’s subsidiary CDiscount and iv) R$22 million in transfers and other items.

On December 31, 2014, intangible assets accounted for 14.2% of total assets, versus 14.9% on December 31, 2013.

In 2013, intangible assets increased by 14.2%, from R$4.956 billion in 2012 to R$5.667 billion, due to: i) the R$978 million in additions, comprised mainly by R$603 million in goodwill from Bartira, R$265 million in software and R$82 million in intangible assets allocated from the business combination with Bartira; ii) the R$223 million in amortization in the year; and iii) the R$44 million in transfers, restatement of unduly capitalized items and others.

On December 31, 2013, intangible assets accounted for 14.9% of total assets, against 14.2% on December 31, 2012.

Liabilities

Current Liabilities

Suppliers

In 2015, liabilities with suppliers (trade accounts payable) increased 15.8%, from R$13.393 billion in 2014 to R$15.508 billion. The change was due to the increase of approximately 10 suppliers days in 2015.

On December 31, 2015, liabilities with suppliers accounted for 32.8% of total liabilities, including shareholders’ equity, versus 29.5% on December 31, 2014.

In 2014, liabilities with suppliers increased 55.6%, from R$8.609 billion in 2013 to R$13.393 billion.  This variation was mainly the result of growth in GPA sales and lengthening of debt with suppliers, with an increase in supplier accounts payable days by over 15 days.  Additionally, GPA consolidated the CDiscount balance, which contributed to the increase in the suppliers account.

On December 31, 2014, liabilities with suppliers accounted for 29.5% of total liabilities, including shareholders’ equity, versus 22.7% on December 31, 2013.

In 2013, liabilities with suppliers grew by 36.7%, from R$6.300 billion in 2012 to R$8.609 billion. This variation was due to GPA’s sales growth and the extension of its debt with suppliers, with an increase in supplier payment term of more than 15 days, with efforts by all segments. On December 31, 2013, liabilities with suppliers accounted for 22.7% of total liabilities, including shareholders’ equity, against 18.1% of Company’s liability on December 31, 2012.

Loans and Financing – short term

In 2015, short-term loans and financing fell 3.7%, from R$3.922 billion in 2014 to R$3.777 billion. The reduction is due to the lower liabilities related to CDCI in the amount of R$645 million, due to lower sales by Via Varejo, and the remaining to working capital variation.

On December 31, 2015, short-term loans and financing, excluding debentures, accounted for 8.0% of total liabilities, including shareholders’ equity, versus 8.6% on December 31, 2014.

In 2014, short-term loans and financing, excluding debentures, fell 0.1%, from R$3.927 billion in 2013 to R$3.922 billion.   These lines remained practically stable and are mainly represented by liabilities with the balance of consumer credit (CDCI).

On December 31, 2014, short-term loans and financing, excluding debentures, accounted for 8.6% of total liabilities, including shareholders’ equity, versus 10.3% on December 31, 2013.

In 2013, short-term loans and financing, excluding debentures, increased by 10.9%, from R$3.543 billion in 2012 to R$3.927 billion, due to the 9% growth (R$228 million) in Via Varejo’s CDCI, in line with the evolution in the related receivables, as well as working capital, especially in the transfer from long to short term. On December 31, 2013, short-term loans and financing accounted for 10.3% of total liabilities, including shareholders’ equity, against 10.2% on December 31, 2012.

Debentures – short term

In 2015, short-term debt represented by debentures issued by the company decreased 98.6%, from R$2.672 billion in 2014 to R$38 million. The change is mainly due to the settlement of the following debentures: i) 10th and 11th issues of CBD; ii) 1st and 3rd issues of Via Varejo.

On December 31, 2015, short-term debentures, accounted for 0.1% of total liabilities, including shareholders’ equity, versus 5.9% on December 31, 2014.

In 2014, short-term debt represented by debentures issued by the Company increased 114.6%, from R$1.245 billion in 2013 to R$2.672 billion.  This variation was mainly the result of settlement of debentures of the 8th and 9th issues, in addition to Via Varejo’s 1st issue and the transfer to the short-term of debentures of the 10th and 11th issues of CBD and 1st (2nd series) and 3rd issues of Via Varejo, maturing over the course of 2015.

On December 31, 2014, short-term debentures accounted for 5.9% of total liabilities, including shareholders’ equity, compared to 3.3% on December 31, 2013.

In 2013, short-term debt represented by debentures issued the Company grew by 86.2%, from R$668 million in 2012 to R$1.245 billion. The variation is related primarily to the transfer of balances of the 8th and 9th issue of debentures to the short term. On December 31, 2013, short-term debentures accounted for 3.3% of total liabilities, including shareholders’ equity, against 1.9% on December 31, 2012.

Social and Labor Obligations

In 2015, liabilities with social and labor obligations increased 18.4%, from R$864 million to R$1.023 billion, mainly due to collective bargaining agreements in the year and the effects thereof on labor charges and provisions.

On December 31, 2015, liabilities with social and labor obligations accounted for 2.2% of total liabilities, including shareholders’ equity, versus 1.9% on December 31, 2014.

In 2014, liabilities with social and labor obligations increased 8.5%, from R$796 million in 2013 to R$864 million, mainly due to collective bargaining agreements in the year and the effects thereof on labor charges and provisions.

On December 31, 2014, liabilities with social and labor obligations accounted for 1.9% of total liabilities, including shareholders’ equity, versus 2.1% on December 31, 2013.

In 2013, liabilities related to social and labor obligations increased by 9.2%, from R$729 million in 2012 to R$796 million, due to the effect from the collective bargaining agreement on labor charges and provisions. On December 31, 2013, the social and labor obligations represented 2.1% of Company’s total liabilities, including shareholders’ equity, unchanged from December 31, 2012.

Taxes and Contributions

In 2015, liabilities with Taxes, Fees and Contributions fell 4.3%, from R$867 million to R$830 million. The variation was due to lower balances of taxes payable, offset on sales taxes.

On December 31, 2015, liabilities with taxes, fees and contributions accounted for 1.8% of total liabilities, including shareholders’ equity, versus 1.9% on December 31, 2014.

In 2014, liabilities with Taxes, Fees and Contributions fell 10.5%, from R$969 million in 2013 to R$867 million. This variation was mainly driven by balances recorded in 2013 for income tax on capital gains recorded by GPA and related to the public offering of Via Varejo in the amount of R$134 million, and the increase in taxes related to operational expansion in 2014, particularly at Via Varejo.

On December 31, 2014, taxes, fees and contributions represented 1.9% of the total liabilities, including shareholders’ equity, compared to 2.6% on December 31, 2013.

In 2013, liabilities with Taxes, Fees and Contributions increased by 48.8% in 2013, from R$969 million in 2012 to R$825 million. This variation was mainly due to the income tax on the GPA’s capital gains, related to the public offering for the distribution of Units of Via Varejo, totaling R$134 million, and the increase in taxes due to the expansion of the operation. On December 31, 2013, taxes and contributions represented 2.6% of total liabilities, including shareholders’ equity, compared to 1.9% on December 31, 2012.

Noncurrent Liabilities

Loans and Financing – long term

In 2015, long-term loans and financing, excluding debentures, increased 46.0%, from R$2.238 billion in 2014 to R$3.267 billion. The increase is mainly due to working capital loans in foreign currencies with swap for local rates.

On December 31, 2015, long-term loans and financing, excluding debentures, accounted for 6.9% of total liabilities, including shareholders’ equity, versus 4.9% on December 31, 2014.

In 2014, long-term loans and financing, excluding debentures, increased 29.8%, from R$1.724 billion in 2013 to R$2.238 billion.  This increase was mainly the result of loans in foreign currency with swap for local rates.

On December 31, 2014, long-term loans and financing, excluding debentures, accounted for 4.9% of total liabilities, including shareholders’ equity, versus 4.5% on December 31, 2013.

In 2013, long-term loans and financing, excluding debentures, decreased 32.1%, from R$2.539 billion in 2012 to R$1.724 billion. This variation was basically due to working capital loan maturities and a new finance lease agreement by IBM at Via Varejo. On December 31, 2013, Company’s long-term loans and financing represented 4.5% of its total liabilities, including shareholders’ equity, compared to 7.3% in December 31, 2012.

Debentures – long term

In 2015, long-term debt represented by debentures issued by the company remained virtually stable, from R$896 million in 2014 to R$897 million.

On December 31, 2015, long-term debentures, accounted for 2.0% of total liabilities, including shareholders’ equity, versus 6.8% on December 31, 2014.

In 2014, long-term debt represented by debentures issued by GPA decreased 65.5%, from R$2.599 billion in 2013 to R$896 million.  This decrease was mainly the result of the transfer from long term to short term, the maturity of the debentures issued, as well as the 12th issue of debentures by CBD.

On December 31, 2014, long-term debentures accounted for 2.0% of total liabilities, including shareholders’ equity, compared to 6.8% on December 31, 2013.

In 2013, long-term debt represented by debentures issued by GPA declined 30.5%, from R$3.741 billion in 2012 to R$2.599 billion, mainly reflecting the transfer from long to short term and the maturity of the debentures issued. On December 31, 2013, long-term debentures accounted for 6.8% of total liabilities, against 10.7% on December 31, 2012.

Deferred Income and Social Contribution Taxes

In 2015, deferred income and social contribution taxes increased 4.5%, from R$1.133 billion in 2014 to R$1.184 billion, mainly due to the reduction for payment of the effects of deferred income and social contribution taxes on property and equipment of R$104 million, offset by other effects.

On December 31, 2015, deferred income and social contribution taxes corresponded to 2.5% of total liabilities, including shareholders’ equity.

In 2014, deferred income tax and social contribution increased 6.8%, from R$1.061 billion in 2013 to R$1.133 billion, mainly due to the constitution of deferred income tax and social contribution liabilities on tax amortization of goodwill and property and equipment in 2014.

On December 31, 2014, deferred income tax and social contribution corresponded to 2.5% of total liabilities, including shareholders’ equity, versus 2.8% on December 31, 2013.

In 2013, deferred income and social contribution taxes decreased 6.7%, from R$1.137 billion in 2012 to R$1.061 billion, mainly reflecting the reversal of deferred liability taxes of R$106 million on the purchase option exercised in the last quarter of 2013. On December 31, 2013, deferred income and social contribution taxes accounted for 2.8% of total liabilities, including shareholders’ equity, against 3.3% on December 31, 2012.

Taxes Payable in Installments

In 2015, tax installments, including REFIS, decreased 7.3%, from R$617 million in 2014 to R$572 million, due to the payment of installments over the year.

On December 31, 2015, tax installments accounted for 1.2% of total liabilities, including shareholders’ equity, versus 1.4% on December 31, 2014.

In 2014, tax installments, including REFIS, fell 42.5%, from R$1.073 billion in 2013 to R$617 million, mainly due to payments in the year using the benefits of Law 12,996/14.

On December 31, 2014, tax installments accounted for 1.4% of total liabilities, including shareholders’ equity, versus 2.8% on December 31, 2013.

In 2013, taxes payable by installments, including REFIS (tax installment payment program), decreased by 10.9%, from R$1.205 billion in 2012 to R$1,073 billion. This decrease was due to the transfer from long term to short term.  On December 31, 2013, taxes payable by installments accounted for 2.8% of total liabilities, including shareholders’ equity, against 3.5% on December 31, 2012.

Provision for lawsuits

In 2015, provision for lawsuits increased 3.9%, from R$1.344 billion in 2014 to R$1.396 billion.  The main factors in the increase were the additions of R$768 million, reversals and payments of R$(896) million and restatement and exchange variation of R$180 million.

On December 31, 2015, provision for lawsuits accounted for 2.9% of total liabilities, including shareholders’ equity, versus 3.0% on December 31, 2014.

In 2014, provision for lawsuits increased 17.2%, from R$1.147 billion in 2013 to R$1.344 billion.  The main factors behind this variation were: i) Additions of R$718 million; ii) Reversals and payments of R$372 million; iii) Restatement of R$133 million; iv) Provision for risks booked at Cdiscount in the amount of R$11 million; v) Installment payments of R$296 million; and v) R$3 million in other items.

On December 31, 2014, provisions for lawsuits accounted for 3.0% of total liabilities, including shareholders’ equity, remaining stable from 2013.

In 2013, provision for lawsuits increased by 48.0%, from R$775 million in 2012 to R$1.147 billion. This variation was mainly due to: (i) Additions of R$452 million; (ii) Reversals and payments of R$285 million; (iii) Monetary restatement of R$87 million; and (iv) Provision for contingent liabilities assumed in the acquisition of Bartira in the amount of R$119 million. On December 31, 2013, provisions for lawsuits accounted for 3.0% of total liabilities, including shareholders’ equity, against 2.2% on December 31, 2012.

Shareholders’ Equity

In 2015, shareholders’ equity decreased 5.9%, from R$14.194 billion in 2014 to R$13.352 billion, mainly due to: i) Additions of R$14 million to capital from the exercise of stock options; ii) Accrual of a reserve for options granted in the amount of R$25 million; iii) Net loss of R$276 million; iv) Exchange variation on investments of (R$219) million; v) Dividends of R$115 million.

On December 31, 2015, shareholders’ equity corresponded to 28.3% of total liabilities, including shareholders’ equity, versus 31.3% on December 31, 2014.

In 2014, shareholders’ equity increased 12.6%, from R$12.601 billion in 2013 to R$14.194 billion, mainly due to: i) R$28 million in additions to capital from the exercise of stock options; ii) Creation of a reserve for options granted in the amount of R$66 million; iii) Net income of R$1.584 billion; iv) Dividends of R$428 million; v) Capital transactions with non-controlling shareholders in the amount of (R$71) million; vi) R$411 million from the CNova share offering; and vii) R$4 million in valuation adjustments to shareholders’ equity.

On December 31, 2014, shareholders’ equity corresponded to 31.3% of total liabilities, including shareholders’ equity, versus 33.2% on December 31, 2013.

In 2013, shareholders’ Equity increased 14.8%, from R$10.972 billion in 2012 to R$12.601 billion. This variation was mainly due to: i) Additions of R$16 million representing the exercise of stock options, ii) Stock option reserves in the amount of R$43 million, iii) Net income of R$1,381 billion, iv) Dividends of R$436 million and v) Capital transactions with non-controlling shareholders of R$625 million. On December 31, 2013, shareholders’ equity accounted for 33.2% of total liabilities, against 31.5% on December 31, 2012.

Non-controlling interest

In 2015, non-controlling interest decreased 19.3%, from R$3.717 billion in 2014 to R$2.998 billion. The reduction is mainly related to the loss of R$(541) million and Exchange variation of R$(133) million, and to other irrelevant effects.

In 2014, non-controlling interest increased 16.1%, from R$3.202 billion in 2013 to R$3.717 billion. This increase was the result of profit sharing in the period, net of proposed dividends, in the amount of R$251 million, and R$244 million in corporate reorganizations with CDiscount and the CNova share offering.

In 2013, non-controlling interest grew by 25.8%, from R$2.544 billion in 2012 to R$3.202 billion, reflecting the public offering of Units comprising one (1) common share and two (2) preferred shares issued by the subsidiary Via Varejo.

Other Equity Accounts

Equity accounts not mentioned above did not record relevant variations between the balances of December 31, 2015, December 31, 2014 and December 31, 2013.

10.2 - Operational and financial results

(a)         Results of our operations, in particular:

 (i) description of any important components of the revenue.

The main revenues of GPA arise from the operations of GPA Food, comprised of retail and self-service wholesale, electric and electronic product operations (physical stores of Via Varejo) and e-commerce (Nova Pontocom). The net revenues of GPA are shown in the table below in relation to fiscal years ended on December 31, 2015, 2014, 2013:

Net Revenue
(R$ million)	2015	2014	2013
Consolidated (1)	69,220	65,407	57,871
Food Businesses	37,198	34,741	31,811
Multivarejo (2)	26,744	26,415	25,538
Assaí	10,453	8,326	6,273
Non-Food Businesses	32,094	30,728	26,070
Cnova (3)	12,827	8,054	4,314
Via Varejo (4)	19,267	22,674	21,756

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar banners. Includes revenue from the lease of commercial centers; (3) Cnova: Cnova Brasil + Cdiscount Group. Includes only revenue from the commissions in the marketplace, without considering total revenue from goods; (4) Includes revenue from intercompany transactions

 (ii)  factors which have materially affected our results of operations

For information on the factors that materially affected our results of operations, see item 10.1 (h) of this Reference Form.

(b)   changes in revenues due to prices modification, exchange rates, inflation, volume variations and introduction of new products and services

For information on the variation of revenues, see item 10.1 (h) of this Reference Form.

(c)   inflation impact, variation in the main inputs and products prices, exchange and interest rate impact over the Company’s operating and financial results

The Officers believe that the depreciation or appreciation of the Brazilian real against the US dollar has exercised and may continue to have effects on the results of operations of GPA, due to a small portion of imported items that are sold by it and the trend of costs linked to foreign currencies in IT components.

10.3 – Events with material effects, occurred and expected, in the financial statements

(a)         inclusion or disposal of the operational segment

Beginning December 31, 2014, as a result of the consolidation of Cdiscount, a French e-commerce company, the Group started to disclose information according to the geographic region (Revenue, assets and liabilities).

	Brazil								International
Description	Retail		Self-service wholesale		Electronic		E-commerce		E-commerce		Total		Exclusion (*)		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Net revenue from sales	26,744	26,415	10,453	8,326	19,268	22,674	6,228	5,629	6,599	2,428	69,292	65,472	(72)	(65)	69,220	65,407

Current assets	7,394	8,062	2,187	1,709	10,491	10,366	2,292	1,630	2,596	2,350	24,960	24,117	-	(96)	24,960	24,021
Non-current assets	13,934	13,691	1,868	1,492	5,806	5,283	377	808	668	655	22,653	21,929	(372)	(605)	22,281	21,324
Current liabilities	6,910	8,026	2,409	1,832	9,463	9,716	3,523	2,608	3,340	2,498	25,645	24,680	(372)	(699)	25,273	23,981
Non-current liabilities	5,766	5,314	372	235	2,350	1,571	25	17	103	35	8,616	7,172	-	(2)	8,616	7,170
Net equity	8,652	8,413	1,274	1,134	4,484	4,362	(879)	(187)	(179)	472	13,352	14,194	-	-	13,352	14,194

(*) The exclusions are composed by the balances between the companies

(b)         constitution, acquisition or disposal of equity interest

(i)   Public offer of shares – Via Varejo

On December 27, 2013, the Secondary Public Offer of Share Deposit Certificates, Units (each Unit is comprised of on common share and two preferred shares), of Via Varejo was closed. Considering the overallotment, a total of 123,697 (one hundred, twenty-three million, six hundred and ninety-six thousand, nine hundred and eighty-four) Units were distributed, totaling R$2,845 million.

The Company sold a total of 38,991,441 (thirty-eight million, nine hundred and ninety-one thousand, four hundred and forty-one) Units, in the amount of R$ 897 million, so that its interest in Via Varejo was reduced to 62.25% of the common shares and 43.35% of total capital. The proceeds from the sale of interest were accounted for as a credit in shareholders’ equity, since it refers to a transaction with non-controlling interests, it being sold part of the Company’s interest and maintained the control of Via Varejo.  The effect of the income tax on capital gain, transaction costs and write-off of related investments, was also recorded in shareholders’ equity. The amount initially estimated by the Company to cover such requirement is R$ 200 million recorded in current liabilities under one item “Other accounts payable”, resulting in an income tax effect of R$50 million, and a net effect in “Earnings reserve” of R$150 million. See more information in Note 25.7 to the financial statements for the fiscal year of 2015. Also, in conformity with Clauses 4.1.3 and 10.1.4.2 of the Shareholders’ Agreement, the Sufficient Minimum Widespread was verified, cumulatively considered as the satisfaction of the following conditions: (i) the CB Group (represented by Messrs. Samuel Klein, Michael Klein, Eva Lea Klein, and vehicle companies) sold more than 23.64% of the shares held by them representing the share capital of Via Varejo; and (ii) the total outstanding shares of Via Varejo reached more than % of total capital. In 2013, the CB Group holds 27.31% of the shares representing the share capital of Via Varejo and the free float of Via Varejo reached 29.34% of total capital.

Consequently, the CB Group was no longer entitled to a few rights, such as: (i) the permanence of Michael Klein as Chairman of the Board of Directors of Via Varejo; (ii) the consent of CB Group in a prior meeting for vote of Via Varejo in General Meetings of its associate Nova Pontocom or by the members of the Board of Directors of Nova Pontocom, appointed by Via Varejo, in relation to certain matters; (iii) the Migration Right; (iv) the Call Option of GPA; and (v) the Call Option of the CB Group. Moreover, under Clause 4.1.2 of the Shareholders’ Agreement, upon reduction of its interest, the CB Group appoints only 2 members of the Board of Directors of Via Varejo.

The transaction costs, in the total amount of R$89 million, net of income tax, were fully assumed by Via Varejo, pursuant to the terms of the Shareholders’ Agreement and directly recorded in Shareholders’ equity.

Additionally, on October 17, 2013, CBD, Via Varejo and certain shareholders of Nova Pontocom contracted the purchase and sale of shares issued by Nova Pontocom, whereby CBD acquired shares (i) held by Via Varejo representing 6.20% of the share capital for R$80,000,000.00; and (ii) held by noncontrolling shareholders representing 1.96% of the share capital for R$25,293,909.48. As a result of such transactions, the share capital of Nova Pontocom was comprised as follows: CBD held 52.06%, Via Varejo held 43,90%, the balance of 4.04% being held by noncontrolling shareholders.

It is important to stress that, as informed in the Material Notice disclosed by the Company on February 18, the Company received an official letter challenging certain accounting entries related to corporate transactions carried out by its subsidiary Via Varejo S.A. in the fiscal year of 2013.

One of CVM’s challenges was related to the gain on the revaluation of the investment held in Nova Pontocom, arising from the sale by Via Varejo S.A. of equity interest to the Company, as mentioned above.

The Company, together with Via Varejo S.A., continues to analyze the terms of the decision from the CVM’s technical area and analyze the measures to be possibly adopted.

Additionally, pursuant to the Material Notice disclosed on March 7, the Company has informed that the request for stay effect in its appeal against the decision in the abovementioned official letter was approved

(ii)  E-commerce operation – accounting for corporate interests at cost

On June 4, 2014, the Company’s and Via Varejo’s Board of Directors approved the e-commerce business combination project developed by Nova Pontocom, to be combined with the e-commerce business of the controlling shareholder Casino, through Cdiscount S.A. and its affiliates (Cdiscount).

The Special Committees created for such purpose presented a recommendation favorable to the implementation of the transaction considering the following elements: (a) the business interests of the companies in the e-commerce activity will be preserved; and (b) the potential for creation of value for the companies and their shareholders through the integration of the e-commerce activities currently performed by Nova Pontocom and Cdiscount in a new company called Cnova N.V. (“Cnova”), created according to the laws of the Netherlands.

Based on the opinions issued by financial advisors, the exchange ratio proposed for the contribution of the e-commerce business of Nova Pontocom and Cdiscount in Cnova was 53.5% (Company and Via Varejo) and 46.5% (Cdiscount).

Hence, July 24, 2014, the corporate reorganization was concluded at the level of Cnova in the Netherlands, whereby subsidiary Nova Pontocom delivered 46.5% of the shareholders’ equity of the operating assets of Cnova Comércio Eletrônico, in exchange for 53.5% interest in Cdiscount Group companies.

The operating entities with important transactions that the Company started to consolidate as a result of such transaction were:

•    Cdiscount S.A.S;

•    Financiere MSR;

•    E-trend;

•    Cdiscount Colombia;

•    Cdiscount Thailand;

•    Cdiscount Afrique;

•    Cdiscount Voyages;

The exchange of interests continued to be recorded based on historical cost, since Management understands that such transaction is not included in the scope of CPC15/IFRS 3 (R) – Business Combination, because it involves entities under common control. The date of the first consolidation of the entities whose control was obtained by the Company is July 31, 2014.

The effects recorded in net equity of the controlling shareholder on July 31, 2014 as a result of the transaction are as follows (in millions of Brazilian reais):

07.31.2014

Delivered investment amount in Cnova	(23)
Received investment amount	16
Amount of effect on Nova Pontocom’s shareholders’ equity	(7)
Amount of effect on Parent’s shareholders’ equity	(5)

(iii)  Public offer of e-commerce shares

In November and December 2014, Cnova N.V., headquartered in the Netherlands, concluded the initial offer of shares (IPO) and supplementary offer of shares, so that the Company’s interest in Cnova N.V. was directly and indirectly reduced from 38.22% to 35.73%. The proceeds from the sale of interest were accounted for as shareholders’ equity, since it refers to a transaction with noncontrolling shareholders, les the effects of income tax, transaction costs and other effects. The net effect on shareholders’ equity arising from such transaction was R$ 411 million, of which R$ 132 million in the controlling shareholder and R$ 279 million in noncontrolling shareholders, the Company having issued 29,182,894 new shares. Despite the Company holding direct and indirect interest of 35.73% in Cnova N.V., the control over such subsidiary is exercised through subsidiary Nova Pontocom which holds 49.96% interest plus 50% of the voting capital of Cnova N.V.

(iv)  Corporate reorganization and Nova Pontocom debt

Subsidiary Nova Pontocom, a holding that held 100% of the shares of Marneylectro S.A.R.L., an indirect controlling shareholder of Cnova N.V., paid part of its debt against CBD and Via Varejo upon delivery of shares of its investee Marneylectro S.A.R.L. at market value. Since this transaction was conducted among entities under common control, all related effects were directly recorded in shareholders’ equity on December 31, 2014, of which R$ 53 million in the controlling shareholder and R$ 14 million in noncontrolling shareholders.

(v)  Corporate reorganization of C-Asia

On November 17, 2014, Casino transferred 30% of its indirect interest in C-Distribution Asia Pte. Ltd (“C-Asia”), which controls subsidiaries of Cnova operating in Thailand and Vietnam, for R$ 52 million. Such transaction resulted in the fact that Cnova N.V obtained indirect control upon 60% interest in C-Asia.

Since this transaction was conducted among entities under common control, Cnova applied the accounting for equity interest at cost. Therefore, no gain was recognized in relation to the 30% previously held and the difference between the consideration paid and the net accounting assets of the 30% transferred was recorded in shareholders’ equity of the controlling and noncontrolling shareholders, in the amounts of R$ 43 million and R$ 6 million, respectively.

Cash and cash equivalents on the acquisition date totaled R$ 18.

(vi)       Sale of subsidiary– Casas Bahia Contact Center Ltda.- “CBCC”

On December 30, 2014, subsidiary Via Varejo sold all interest in the share capital of CBCC to Atento Brasil S.A.. After satisfaction of all conditions precedent contained in the purchase and sale agreement, Via Varejo received the amount of R$ 20 million and obtained a gain of R$ 16 million which was recognized in the income statement for the year in line item other operating income and expenses. Therefore, the asset and liability balances of CBCC were eliminated in the preparation of the statement of cash flows.

(vii)      Acquisition of Bartira

On October 31, 2013, Via Varejo and Casa Bahia Comercial Ltda. (“CB”) were partners in Bartira, holding an ownership interest of 25% and 75%, respectively. Since the association between the Company and CB (November 1, 2010), the Company had a put option of the remaining 75%, exercisable between three and six years from the association.

This put option was calculated based on the Black & Scholes model, using the volatility of 28% and free risk rate of 5.8% p.a., resulting in a fair value on the exercise date of R$314 million (R$307 million as at December 31, 2012). Through the exercise date, this option was recorded as a financial instrument in the consolidated financial statements.

On October 31, 2013, the Company’s Shareholders’ Meeting approved the exercise of the put option of the remaining ownership interest in Bartira (“Put Option”) by Via Varejo, followed by the submission of the exercise notice to CB on November 1, 2013. The Bartira’s capital shares were transferred on December 2, 2013. The exercise price of the put option, on November 1, 2013, was R$212 million. After the transaction, Via Varejo is the holder of Bartira’s total capital.

As from the exercise notice submitted to CB, Via Varejo was the holder of the rights in relation to Bartira, and the business combination date is November 1, 2013.

Immediately before this date, Via Varejo held an ownership interest of 25% in Bartira. The fair value of the ownership interest was measured at its fair value on the acquisition date; according to IFRS 3 (R), CPC 15 (R1), the fair value of the ownership interest was measured based on the discounted cash flow method, totaling R$176 million. The fair value of the remeasurement of the previously held investment compared to the carrying amount of the investment resulted in a gain of R$71 million, recorded, in 2013, in line item “Other expenses and operational revenues”.

Accordingly, the portion transferred to the business combination is determined by the (i) the exercise price of the put option in the amount of R$ 212 million; (ii) the fair value of the put option held by the Company immediately before the business combination in the amount of R$ 314 million; and (iii) the remeasurement at fair value of the previously held investment in the amount of R$ 176 million.

The main intangible assets identified in Bartira’s business combination refer to:

                         i.                 Brands - R$ 46 million – Refers to the “BARTIRA” brand, which was calculated based on the royalties method, whose useful life period is undetermined.

                        ii.                 Contractual relationship (rental under favorable conditions) - R$ 36 million – refers to the favorable conditions compared to the market in the rental of the property used as the Bartira’s plant. This asset will be amortized over the remaining period of the agreement of seven years.

The goodwill calculated in the acquisition of Bartira’s shareholding control is supported by the strategy of ensuring the continued supply of an important supplier. In addition, the acquisition also qualified Via Varejo to (i) vertically participate in the retail furniture operation; (ii) benefit from Bartira’s low cost structure considered as one of the largest plants in Latin America in terms of production volume; and (iii) maintain the operating efficiencies and synergies (including logistics, sales and administrative costs) developed through the historical development between the Company and Bartira. The combined effects of this transaction increase the Company’s margin in the products sold at Via Varejo’s stores.

Finally, it would be difficult to find in the local market another supplier to replace Bartira, which would adversely impact the furniture line currently operated by Via Varejo.

For purposes of the consolidated statement of cash flows, the amount paid must be discounted from the net acquired cash. Accordingly, the amount will amount to R$ 212 million, less 75% of Bartira’s cash equivalents, totaling R$ 211 million. The total generated in the acquisition was fully allocated to the electronic sector.

Subsequent measurement – final allocation of the purchase price

The acquisition of Bartira’s shareholding control was recorded according to the acquisition method, according to CPC 15 (IFRS 3R). As set forth in such pronouncement, the Company concluded the data collection and evaluation of the fair value of the net assets in 2014, and the adjustments performed in the final allocation amounted to R$ 23 million and, therefore, impacted the goodwill generated in the acquisition. The adjustments refer mainly to the evaluation of the income tax and inventories on the acquisition date.

Bartira’s sales results will be eliminated against the cost of products sold, as the sales are 100% performed with Via Varejo. The consolidated remaining effects are immaterial.

As stated in the Material Fact disclosed by the Company in February 18, the Company received an assessment challenging certain accounting records relating to the corporate operations carried out by its subsidiary Via Varejo S.A. in 2013.

CVM challenged, among other issues, the accounting method adopted in the acquisition by Via Varejo S.A. of 75% of Bartira’s capital.

The Company, together with Via Varejo S.A., is analyzing the terms of the decision issued by CVM technical area and evaluating the measures to be eventually adopted.

In addition, according to the Material Fact disclosed in March 7, the Company informed that the suspensive effect request in its appeal to the decision was accepted.

(viii)     Merger of subsidiary Sé

The Extraordinary Shareholders’ Meeting (“AGE”), held on December 22, 2015, approved the merger of subsidiary Sé Supermercados Ltda. (“Sé”) into the Company, in order to unify the activities and management. This unification will result in the obtaining of administrative, economic and financial benefits.

The effects in the parent’s balance sheet as at December 31, 2015 as a result of the merger of subsidiary Sé are summarized below. As it refers to the merger of a wholly-owned subsidiary, the consolidated financial statements and the income statement of the individual financial statements have not been impacted (in million of reais):

Assets	12.31.2015

Cash and cash equivalents	100
Other accounts receivable	56
Inventories	59
Recoverable taxes	14
Total do current assets	229

Other accounts receivable	4
Recoverable taxes	3
Related parties	2,707
Fixed assets	228
Intangible assets	2
Total non-current assets	2,944

Total assets	3,173

Liabilities

Loans and financing	1
Related parties	390
Other accounts payable	45
Total current liabilities	436

Loans and financing	21
Other accounts payable	6
Total non-current liabilities	27

Total liabilities	463

Net assets merged	2,710

(ix)       Merger of subsidiary Nova Holding

The AGE, held on December 22, 2015, approved the merger of subsidiary Nova Holding into the Company, in order to unify the activities and management. The purpose of Nova Holding was to act as the holding of the Group’s e-commerce business. This unification will result in the obtaining of equity and financial benefits and optimization of the Group’s corporate structure.

The effects in the parent’s balance sheet as at December 31, 2015 as a result of the merger are summarized below. The consolidated financial statements and the income statement of the individual financial statements have not been impacted (in million of reais):

Assets	12.31.2015

Other accounts receivable	3
Recoverable taxes	29
Total current assets	32

Other accounts receivable
Recoverable taxes	262
Related parties	2
Investment	(65)
Total non-current assets	199

Total assets	231

Liabilities

Related parties	226
Other accounts payable	5
Total current liabilities	231

Total liabilities	231

Net assets merged	-

(x)        Merger of other subsidiaries

The AGE held on December 29, 2014 approved the merger of the wholly-owned subsidiaries Vedra Empreendimento e Participações S.A., ECQD Participações Ltda., APE SPE 06 – Planejamento e Desenvolvimento de Empreendimentos Imobiliários Ltda., GPA 5 Empreendimentos e Participações S.A., GPA 4 Empreendimentos e Participações S.A., Monte Tardeli Empreendimentos e Participações S.A., P.A. Publicidade Ltda., Vancouver Empreendimentos e Participações Ltda. and Duque Conveniências Ltda. into the Company, in order to unify the activities and management. This unification will result in the obtaining of administrative, economic and financial benefits.

The effects in the parent’s balance sheet as at December 31, 2014 as a result of the merger of the abovementioned subsidiaries are summarized below. As it refers to the merger of a wholly-owned subsidiary, the consolidated financial statements and the income statement of the individual financial statements have not been impacted (in million of reais):

Assets	12.31.2014

Cash and cash equivalents	1
Other accounts receivable	2
Recoverable taxes	1
Total current assets	4

Other accounts receivable	54
Deferred income tax and social contribution	3
Related parties	38
Investment	12
Intangible assets	39
Total non-current assets	146

Total assets	150

Liabilities

Related parties	24
Other accounts payable	3
Total current liabilities	27

Other accounts payable	1
Total non-current liabilities	1

Total liabilities	28

Net assets merged	122

(c)         unusual events or operations

The Company uses untimely tax credits whenever these credits can be recognized, based on legal evidences, documents and facts, including the estimated performance, recorded as a reduction to line item “Cost of products and services” in the profit or loss for the year.

In 2014, the ICMS credits, in the amount of R$ 302, were not used by the associated companies, whose elements that support the respective accounting and use were obtained in the fourth quarter of 2014.

As disclosed to the market on December 18, 2015, by the subsidiary Cnova NV (“Cnova”), an investigation was conducted by law firms has been established on the employee’s practices in inventories of Cnova Comércio Eletrônico S.A. (“Cnova Brasil”), a Cnova NV subsidiary, which is controlled by the Company.

During the investigation other issues have been added to investigation related to accounting matters in the accounts of “trade payables” and “other accounts receivable”, which were analyzed, announced to the market January 12, 2016 in the total amount of R$177. Company considered the facts and circumstances known at the time of preparation of the original financial statements, presented on February 24, 2016 and concluded that new information about investigation would not impact substantially the amount of previously identified adjustments.

Subsequently, the scope of investigation was expanded to include an evaluation over the discrepancies related to accounts payables, accounts receivables/products in transit with freight companies, freight provisions and other expenses and improper capitalization of expenses relating to software development.

As a result, Cnova identified several erros in the financial statements and, consequently, as it is controlled by the Company and consolidated for the presentation of the financial statements, such effects resulted in the same errors in the previously issued financial statements of the Company as of December 31, 2015, 2014 and 2013, which are now restated.

There is no income tax impact over the adjustments, once the Company evaluated and concluded that the deferred income tax would not be recoverable.

The total of the adjustments in Cnova N.V. was R$557 (R$512 in result and R$45 in equity), comprising the adjustments resulting from the investigation, the adjustments related to the changes in accounting practice and the evaluation on the recoverability of deferred income taxes at Cnova N.V., Cnova Brasil and Cdiscount.

Additionally, in the consolidated financial statements of the Company for the year ended on December 31, 2015, disclosed on February 24, 2016, part of these adjustments had already been identified and recorded.

The tables below reconcile the final adjustments and the additional effects that were recorded in these restated financial statements, besides the allocation of the effects by year:

	Final amounts	Adjustments recorded and disclosed on 12/31/15 (i)	Other recorded adjustments (ii)	Changes in the accounting practice (iii)	Provision for recoverability of deferred income tax (iv)	Additional impact

Adjustments related to the investigation	357	(177)	(34)	-	-	146
Change in accounting practice	18	-	-	(18)	-	-
Evaluation of recoverability of deferred income tax of Cnova Brasil	84	-	-	-	(24)	60
Evaluation of recoverability of deferred income tax of Cnova N.V. e Cdiscount	98	-	-	-	-	98
Total	557	(177)	(34)	(18)	(24)	304

(v)         Adjustments identified by the investigation team and recorded on the financial statements originally disclosed on February 24, 2016, note 1.4;

(vi)       Adjustments identified and recorded on December 31, 2015, in the normal course of the operations, out of the investigation issues;

(vii)      Change of the accounting practice of allocation of warehouse and shipping costs to the inventory , already recorded on December 31, 2015;

(viii)     On December 31, 2015, the Company had already recorded the partial write-off of the deferred income tax of Cnova Brasil, based on the available facts and circumstances available at the time;

Below the breakdown of the investigation adjustments per year:

December 31, 2015:

Accounts	Inventories (a)	Trade payables (b)	Write off accounts receivable carriers (c)	Fixed assets and intangibles adjust (d)	Trade accounts receivables and outstanding orders adjust (e)	ICMS, freight, provision and others adjust (f)	Total recorded 2015 - Previously announced	Total Investiga-tion adjust	Deferred income tax and social contribution provision of Cnova Brasil and Cnova NV (g)	IAS 2 - Inventories (h)	Net adjust 2015

Net sales of goods and services	-	-	(60)	-	55	-	110	105	-	-	105
Cost of goods sold and services sold	(42)	1	22	4	-	(10)	98	73	-	(5)	68
Gross profit	(42)	1	(38)	4	55	(10)	208	178	-	(5)	173
Selling expenses	-	-	17	(13)	7	(2)	(31)	(22)	-	-	(22)
General and administrative expenses	-	-	-	(4)	-	(2)	-	(6)	-	-	(6)
Depreciation and amortization	-	-	-	2	-	-	-	2	-	-	2
Others operating income (expenses)	-	-	-	(19)	-	1	-	(18)	-	18	-
Profit before financial income (expenses)	(42)	1	(21)	(30)	62	(13)	177	134	-	13	147
Financial income (expenses)	-	-	-	-	-	(5)	-	(5)	-	-	(5)
Profit before income tax and social contribution	(42)	1	(21)	(30)	62	(18)	177	129	-	13	142
Income tax and social contribution	-	-	-	-	-	-	-	-	(104)	-	(104)
Net income (loss)	(42)	1	(21)	(30)	62	(18)	177	129	(104)	13	38

Accounts receivables	-	-	-	-	(8)	-	-	(8)	-	-	(8)
Others accounts receivables	-	-	(58)	-	-	-	75	17	-	-	17
Inventories	(47)	-	-	-	-	(24)	47	(24)	-	-	(24)
Recoverable taxes	-	-	-	-	-	(22)	-	(22)	-	-	(22)
Others credits	-	-	-	-	-	(1)		(1)			(1)
Current assets	(47)	-	(58)	-	(8)	(47)	122	(38)	-	-	(38)

Recoverable taxes	-	-	-	-	4	18	-	22	-	-	22
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	(158)	-	(158)
Property and equipment (note 25.9 (iii))	-	-	-	(21)	-	-	-	(21)	-	-	(21)
Intangible assets	-	-	-	(66)	-	-	-	(66)	-	-	(66)
Noncurrent assets	-	-	-	(87)	4	18	-	(65)	(158)	-	(223)
Total assets	(47)	-	(58)	(87)	(4)	(29)	122	(103)	(158)	-	(261)

Trade payables	-	49	-	-	-	29	(55)	23	-	-	23
Others accounts payables	-	-	-	-	18	2	-	20	-	-	20
Current liabilities	-	49	-	-	18	31	(55)	43	-	-	43
Total liabilities	-	49	-	-	18	31	(55)	43	-	-	43

Shareholders´ equity (note 25.9 (iii))	(47)	(49)	(58)	(87)	(22)	(60)	177	(146)	(158)	-	(304)
Liabilities and shareholders´ equity	(47)	-	(58)	(87)	(4)	(29)	122	(103)	(158)	-	(261)

December 31, 2014:

Accounts	Inventories (a)	Trade payables (b)	Write off accounts receivable carriers (c)	Fixed assets and intangibles adjust (d)	Trade accounts receivables and outstanding orders adjust (e)	ICMS, freight, provision and others adjust (f)	Total Investigation adjust	IAS 2 - Inventories (h)	Net adjust 2015

Net sales of goods and services	-	-	(59)	-	(59)	-	(118)	-	(118)
Cost of goods sold and services sold	(5)	(8)	3	(2)	-	(28)	(40)	10	(30)
Gross profit	(5)	(8)	(56)	(2)	(59)	(28)	(158)	10	(148)
Selling expenses	-	-	(1)	(18)	(11)	-	(30)	-	(30)
General and administrative expenses	-	-	-	(4)	-	2	(2)	-	(2)
Depreciation and amortization	-	-	-	2	-	-	2	-	2
Profit (loss) before financial income (expenses)	(5)	(8)	(57)	(22)	(70)	(26)	(188)	10	(178)
Financial income (expenses)	-	-	-	-	-	2	2	-	2
Profit (loss) before income tax and social contribution	(5)	(8)	(57)	(22)	(70)	(24)	(186)	10	(176)
Income tax and social contribution	-	-	-	-	-	-	-	-	-
Net income (loss)	(5)	(8)	(57)	(22)	(70)	(24)	(186)	10	(176)

Accounts receivables	-	-	-	-	(34)	-	(34)	-	(34)
Others accounts receivables	-	-	(37)	-	-	-	(37)	-	(37)
Inventories	(5)	-	-	-	-	(23)	(28)	(13)	(41)
Recoverable taxes	-	-	-	-	-	(1)	(1)	-	(1)
Current assets	(5)	-	(37)	-	(34)	(24)	(100)	(13)	(113)

Recoverable taxes	-	-	-	-	-	4	4	-	4
Intangible assets	-	-	-	(58)	-	11	(47)	-	(47)
Noncurrent assets	-	-	-	(58)	-	15	(43)	-	(43)
Total assets	(5)	-	(37)	(58)	(34)	(9)	(143)	(13)	(156)

Trade payables	-	50	-	-	-	21	71	-	71
Deferred revenue	-	-	-	-	-	(2)	(2)	-	(2)
Others accounts payables	-	-	-	-	53	10	63	-	63
Current liabilities	-	50	-	-	53	29	132	-	132
Total liabilities	-	50	-	-	53	29	132	-	132

Shareholders´ equity	(5)	(50)	(37)	(58)	(87)	(38)	(275)	(13)	(288)
Liabilities and shareholders´ equity	(5)	-	(37)	(58)	(34)	(9)	(143)	(13)	(156)

January 1, 2014:

Accounts	Trade payables (b)	Write off accounts receivable carriers (c)	Fixed assets and intangibles adjust (d)	Trade accounts receivables and outstanding orders adjust (e)	ICMS, freight, provision and others adjust (f)	Total Investigation adjust	IAS 2 - Inventories (h)	Net adjust 2015

Net sales of goods and services	-	16	-	1	-	17	-	17
Cost of goods sold and services sold	1	(13)	(1)	-	(6)	(19)	(10)	(29)
Gross profit	1	3	(1)	1	(6)	(2)	(10)	(12)
Selling expenses	-	12	(11)	(2)	(1)	(2)	-	(2)
General and administrative expenses	-	-	(4)	-	-	(4)	-	(4)
Depreciation and amortization	-	-	2	-	-	2	-	2
Profit (loss) before financial income (expenses)	1	15	(14)	(1)	(7)	(6)	(10)	(16)

Profit (loss) before income tax and social contribution	1	15	(14)	(1)	(7)	(6)	(10)	(16)
Net income (loss)	1	15	(14)	(1)	(7)	(6)	(10)	(16)

Accounts receivables	-	-	-	32	-	32	-	32
Others accounts receivables	-	2	-	-	-	2	-	2
Inventories	-	-	-	-	2	2	(23)	(21)
Recoverable taxes	-	-	-	-	2	2	-	2
Dividends receivable	-	-	-	-	(12)	(12)	-	(12)
Other credits	-	-	-	-	13	13	-	13
Current assets	-	2	-	32	5	39	(23)	16

Intangibles	-	-	(34)	-	-	(34)	-	(34)
Noncurrent assets	-	-	(34)	-	-	(34)	-	(34)
Total assets	-	2	(34)	32	5	5	(23)	(18)

Trade payables	42	-	-	-	20	62	-	62
Others accounts payables	-	-	-	31	-	31	-	31
Current liabilities	42	-	-	31	20	93	-	93
Total liabilities	42	-	-	31	20	93	-	93

Shareholders´ equity	(42)	2	(34)	1	(15)	(88)	(23)	(111)
Liabilities and shareholders´ equity	-	2	(34)	32	5	5	(23)	(18)

(i)      Cnova´s management, supported by the law firms and external consultants, counted the physical inventory items as of December 31, 2015, of all of the seven Distribution Centers of Cnova Brasil. The results of this count did not indicate any significant difference in the expected number of new items in the inventory. However, it was identified discrepancies in the damage or returned products, requiring additional provision for loss in damaged goods.

(j)      Cnova’s Management verified certain improper transactions related to accounts payable and other accounts arising from manipulation of reports, resulting in recording additional trade payables.

(k)    Management identified an overstated amount in net sales and other Cnova accounts receivable. As per the practices of client service of Cnova Brasil, clients receive a substitute product every time the merchandise originally ordered is not received, items are damaged or in inadequate conditions. This second transaction is cancelled when Cnova Brasil receives the original product. Management determined that a substantial part of the second transactions was not reversed, even in the conditions that the original merchandise was never returned to Cnova Brasil. Therefore there were procedures to periodically evaluate old pending returns to estimate the accounting impacts, such procedures failed in reverse incorrect sales.

(l)      During the investigation were identified the practive of improper capitalization of expenses in the internal development of intangible assets (software development), without further evidences supporting those amounts, as well as, the capitalization of expenses with consultants also without evidence that the expense was incurred to develop internal softwares. As a consequence was identified the need of write-off of intangibles.

Additionally, as part of the internal controls, there were reperformed fixed assets count, identifying the need of recording a provision for existence in 2015;

(m)  Due to the current scenarios and inherent doubts on controls,  there were reperformed account reconciliations and extractions of support reports, revealing adjustments to the related accounts of “accounts receivables” and “outstanding orders”;

(n)   Amounts also related to the reperformance of controls and reports extractions revealing the need of additional provisions for freights, ICMS balances reconciliation and allocation of cash consideration from vendors in accordance with the inventory turnover;

(o)   With the evidence of the adjustments recorded, operational performance and need of development of future consistente results, management of the subsidiaries Cnova Brasil, Cnova NV and Cdiscount decided the provision of the deferred income tax asset in Brazil, Nederland and France, respectively;

(p)   As a result of an analysis of the best practices in the e-commerce segment, Company evaluated and concluded warehouse and shipping costs would have not be allocated to the inventories valuation, and now recorded directly in expenses.

In summary, management of the Company inform the conclusion of the investigation, evaluating and concluding that the impact related to prior years must be restated for the years ended on December 31, 2015, 2014 and 2013, after considerations of quantitative and qualitative aspects.

Below are presented the impacts in the lines presenting the changes:

Company:

December 31, 2015:

Assets	Presented as of 12.31.2015	Total adjust	Restated as of 12.31.2015

Investments	5,178	(29)	5,149
Total assets	21,428	(29)	21,399

Liabilities	Presented as of 12.31.2015	Total adjust	Restated as of 12.31.2015

Noncurrent liabilities	4,589	81	4,670
Shareholders´ equity	10,464	(110)	10,354

	Announced of 12.31.2015	Total adjust	Restated as of 12.31.2015

Share of profit of subsidiaries and associates	116	14	130
Net income (loss)	251	14	265

December 31, 2014:

Assets	Presented as of 12.31.2014	Total adjust	Restated as of 12.31.2014

Investments	8,391	(103)	8,288
Total assets	23,226	(103)	23,123

Liabilities	Presented as of 12.31.2014	Total adjust	Restated as of 12.31.2014

Shareholders´ equity	10,580	(103)	10,477

January 1, 2014:

Assets	Presented as of 1.1.2014	Total adjust	Restated as of 1.1.2014

Investments	7,774	(84)	7,690
Total assets	22,213	(84)	22,129

Liabilities	Presented as of 1.1.2014	Total adjust	Restated as of 1.1.2014

Shareholders´ equity	9,483	(84)	9,399

Consolidated:

December 31, 2015:

	Presented as of 12.31.2015	Total Investigation adjust	Deferred income tax and social contribution provision of Cnova Brasil and Cnova NV (g)	Restated as of 12.31.2015
Assets
Current assets
Accounts receivables	3,218	(8)	-	3,210
Others accounts receivables	358	17	-	375
Inventories	8,989	(24)	-	8,965
Recoverable taxes	1,102	(22)	-	1,080
Total current assets	24,998	(38)	-	24,960

Noncurrent assets
Recoverable taxes	2,445	22	-	2,467
Deferred income tax and social contribution	564	-	(158)	406
Property and equipment	10,398	(21)	-	10,377
Intangible assets	6,609	(66)	-	6,543
Noncurrent assets	22,504	(65)	(158)	22,281
Total assets	47,502	(103)	(158)	47,241

Trade payables	15,485	23	-	15,508
Deferred revenue	420	-	-	420
Others accounts payables	1,128	20	-	1,148
Total current liabilities	25,230	43	-	25,273

Controlling shareholders´ equity	10,464	(53)	(57)	10,354
Noncontrolling shareholders´ equity	3,192	(93)	(101)	2,998
Total shareholders´ equity	13,656	(146)	(158)	13,352

Liabilities and shareholders´ equity	47,502	(103)	(158)	47,241

Accounts	Announced of 12.31.2015	Total Investigation adjust	Deferred income tax and social contribution provision of Cnova Brasil and Cnova NV (g)	IAS 2 - Inventories (h)	Restated of 12.31.2015

Net sales of goods and services	69,115	105	-	-	69,220
Cost of goods sold and services sold	(53,002)	73	-	(5)	(52,934)
Groos profit	16,113	178	-	(5)	16,286
Selling expenses	(11,291)	(22)	-	-	(11,313)
General and administrative expenses	(1,711)	(6)	-	-	(1,717)
Depreciation and amortization	(963)	2	-	-	(961)
Others operating income (expenses)	(684)	(18)	-	18	(684)
	(14,537)	(44)	-	18	(14,563)
Profit before financial income (expenses)	1,576	134	-	13	1,723
Financial income (expenses)	(1,648)	(5)	-	-	(1,653)
Profit before income tax and social contribution	(72)	129	-	13	70
Income tax and social contribution	(242)	-	(104)	-	(346)
Net income (loss)	(314)	129	(104)	13	(276)
Atributtable to:
Controlling shareholders	251	47	(37)	4	265
Noncontrolling shareholders	(565)	83	(67)	8	(541)

Statement of Cash Flow

	Presented as of 12.31.2015	Total adjust	Restated as of 12.31.2015

Net cash provided by operating activities	4,647	(15)	4,632
Net cash provided by investing activities	(1,867)	15	(1,852)

Statement of Value Added

	Presented as of 12.31.2015	Total adjust	Restated as of 12.31.2015

Revenue	76,401	99	76,500
Products acquired from third parties	(60,599)	62	(60,537)
Gross value added	15,802	161	15,963

Total value added distributed	15,604	161	15,765

December 31, 2014:

Accounts	Presented as of 12.31.2014	Total Investigation adjust	IAS 2 - Inventories (h)	Restated as of 12.31.2014
Assets
Current assets
Accounts receivables	3,210	(34)	-	3,176
Others accounts receivables	295	(37)	-	258
Inventories	8,405	(28)	(12)	8,364
Recoverable taxes	808	(1)	-	807
Total current assets	24,133	(100)	(12)	24,021

Intangible assets	6,495	(47)	-	6,448
Noncurrent assets	21,367	(43)	-	21,324
Total assets	45,500	(143)	(12)	45,345

Trade payables	13,322	71	-	13,393
Deferred revenue	214	(2)	-	212
Others accounts payables	652	63	-	715
Current liabilities	23,848	133	-	23,981

Profit reserve	3,505	(91)	(12)	3,402
Controlling shareholders´ equity	10,580	(91)	(12)	10,477
Noncontrolling shareholders´ equity	3,902	(185)	-	3,717
Total shareholders´ equity	14,482	(276)	(12)	14,194

Liabilities and shareholders´ equity	45,500	(143)	(12)	45,345

10.4 – Significant changes in accounting practices – reservations and emphasis of the Auditor´s report

(a)         significant changes in accounting practices

The Company prepared its financial statements according to the pronouncements issued by the Accounting Pronouncements Committee (CPC) and IFRS (International Financial Reporting Standards), and the first financial statements that complied with such rules were those for the year ended December 31, 2010.

There were no significant changes in the accounting practices adopted by the Company in the year ended on December 31, 2015. In 2014, the changes in accounting practices are described below.

(b)         significant effects of changes in the accounting practices

In 2014, revenues and costs incurred with rental of commercial galleries, which were previously recorded as recovery of the selling expenses, were reclassified to “net operating revenue” and “cost of products”, respectively, due to the increase of its market share in the retail (Multivarejo) sector, taking into consideration the expected launching of new “Conviva” projects and increase in future operations, which activities are better described in the Company’s financial statements. According to the management’s opinion, the best option is to proceed with current classification for comparison purposes and in order to obtain a final classification of these revenues and costs.

(c)         caveats and emphases present in the auditor's report:

There were no exceptions in the opinion issued by the Company’s independent auditors with respect to the Company’s financial statements for the years ended December 31, 2015, 2014 and 2013.

10.5 – Critical accounting policies

Judgements, estimates and assumptions

The preparation of the Company’s individual and consolidated financial statements requires management to make judgements and estimates and adopt assumptions that would impact the revenues, expenses, assets and liabilities, and the recording of contingent liabilities in the end of the year; however, the uncertainties relating to these assumptions and estimates may generate results that would require significant adjustments to the carrying amount of assets or liabilities in future years. In the process of application of the Company’s accounting policies, management adopted the following judgements, which had more significant effects in the individual and consolidated financial statements:

a)      Financial lease commitments – the Company as lessor

The Company and its subsidiaries entered into rental agreements involving commercial properties in its leased property portfolio and based on the evaluation of the terms and conditions set forth in the agreements, which provide for all significant risks and rewards in connection with the ownership of these properties, which agreements were recorded as financial lease.

b)      Impairment

According to the method disclosed in Note 4.9 of the financial statements for the year ended 2015, the Company tested the assets for impairment and, in the year ended December 31, 2015, based on the tests performed, no provision was recorded.

The procedure for verification of non-performance comprised the grouping of operating assets and intangible assets (such as goodwill) directly attributable to the Cash Generating Unit - UGC (stores). The test steps were as follows:

•         Step 1: the carrying value of the UGCs was compared to the sales multiple (30% to 35%), representing the transactions carried out by the retail companies. In relation to the UGCs with multiple value lower than the carrying amount, a more detailed method is described in Step 3;

•         Step 2: for purposes of selection of the UGCs located in own properties (own stores), the Company obtained an appraisal report prepared by independent specialists and, in the event of impairment, the Company carried out the same procedures adopted for the third-party UGCs, as described in Step 3; and

•         Step 3: preparation of the UGC's discounted cash flow, based on the increase in sales between 6.7% and 8% (5.9% and 7.5% as at December 31, 2014) for the next five years. The discount rate used was 12.5% (11.37% as at December 31, 2014).

For purposes of impairment test, the preminum from business combinations and licenses with undetermined lives was allocated to the cash generating units, which are also the operating segments that disclose information, such as Retail, Electric, Self-service Wholesale and e-Commerce.

The recoverable value of the segments is determined by the calculation based on the use according to the cash projections arising from the financial budgets approved by the senior management for the next three years. The discount rate before income taxes levied on the cash flow projections is 12.5% (11.37% as at December 31, 2014), and the cash flows exceeding the three-year period are extrapolated using the growth rate of 6.2% for retail and electronic sector, and 8% for retail sector (6.7% as at December 31, 2014). As a result of such analysis, no provision for impairment of these assets has been recorded.

The retail self-service brand refers to “ASSAÍ”, and the electronic brands refer to “PONTO FRIO” and “CASAS BAHIA”. These brands were recorded by virtue of the business combinations carried out with companies owning such brands.

The value was tested for impairment of assets based on the Income Approach – Relief from Royalty, which comprises the determination of the value of the asset stated at present value of future benefits. Due to the undetermined useful life of the brand, the Company considered in the preparation of the discounted cash flow an increase of 6.6% (6.7% as at December 31, 2014). The royalty rate used was 0.4% for the “ASSAÍ” brand, 0.7% for the “PONTO FRIO” brand and 0.9% for the “CASAS BAHIA” brand.

c)      Income tax

       By virtue of the nature and complexity of the Group’s businesses, the differences between the effective results and the adopted assumptions or future changes in these assumptions could result in future adjustments to tax revenues and expenses already recorded. The Company and its subsidiaries record the provisions based on the reasonable estimates in relation to the taxes payable. The value of these provisions is based on several factors, such as the previous inspections and different interpretations of tax regulation by the taxpayer and proper tax authority. These interpretation differences may refer to several matters, depending on the conditions in effect in the domicile location of the respective entity.

Deferred income tax and social contribution assets on unused tax losses and temporary differences are recognized to the extent that it is probable that the taxable income will be recorded, against to which the tax credits are offset. The definition of the value of deferred income tax and social contribution assets that may be recorded depends on a significant judgment level by management, based on the estimates of net profit and future taxable income, according to the strategic planning approved by the Board of Directors.

The tax losses of the Company and its subsidiaries recorded tax benefits in the amount of R$328 (R$354 as at December 31, 2014) as at December 31, 2015. In relation to those cases in which the performance cannot be explained, the potential deferred income tax and social contribution credits are offset or recorded and, as at December 31, 2015, the provision for non-performance was recorded in the amount of R$261. These losses are not subject to prescription, however the respective use, as set forth in applicable law, is limited to 30% of taxable income for each year for the Brazilian legal entities, and refer to the subsidiaries that offer the tax planning opportunities for using these balances. Note 20 to the financial statements for the year ended 2015 provides further tax information.

d)      Derivatives fair value and other financial instruments

       If not obtained in the active markets, the fair value of financial assets and financial liabilities recorded in the financial statements is obtained based on the hierarchy set forth in technical pronouncement CPC 38 (IAS 39), which established certain evaluation techniques, including the discounted cash flow model. The information about these models is obtained, whenever possible, from observable markets, or according to comparable information, operations and transactions available in the market. The judgments include an evaluation of the information, such as liquidity risk, credit risk and volatility. Eventual changes in the assumptions relating to these factors may impact the fair value of the financial instruments.

The fair value of the financial instruments actively traded in the organized markets is determined based on the market quotations and balance sheet dates. In relation to the financial instruments not traded actively, the fair value is based on evaluation techniques established by the Company and compatible with usual market practices. These techniques include the use of recent market operations between independent parties, benchmarking of fair value of similar financial instruments, analysis of discounted cash flow and other evaluation models.

e)      Share-based payments

The Company measures the transaction costs of the employees eligible to the share-based compensation based on the fair value of the equity instruments on the Granting Date. The estimated fair value of the share-based payment operations requires the definition of the most adequate evaluation model, according to the terms and conditions of the grant. This estimate also requires a definition of the most adequate information for the evaluation method, including the expected useful life of the stock option, volatility and return of dividends, as well as preparation of corresponding assumptions. The assumptions and models adopted in the estimative of fair value relating to the share-payment payment operations are described in Note 25.5 to the financial statements for the year ended 2015.

f)       Provision for lawsuits

The Company and its subsidiaries are parties to several administrative proceedings and lawsuits (Note 22 to the financial statements for the year ended 2015), and the provisions for lawsuits are recorded for all lawsuits whose likelihood of loss is probable, as reasonably estimated. The likelihood of loss includes the evaluation of the available evidences, hierarchy of laws, available case rulings, most recent decisions issued by the courts and legal relevance, historical events and amounts involved, and opinion of outside legal counsel.

g)      Estimated losses from allowance for doubtful accounts

Subsidiary Via Varejo has balances receivables from sales through booklets, whose portfolio loss is estimated based on the expected percentage, which is obtained according to the portfolio performance over the last months and adjusted at each balance sheet date.

h)      Recoverable Taxes

The Company and its subsidiaries have recoverable taxes mainly related to ICMS, ICMS of Tax Replacement – ST, PIS and Cofins. The performance of these taxes is carried out based on the growth projections, operating issues and debt generation for consumption of these credits by the companies of the Group. See Note 11 to the financial statements for the year ended 2015 for further information about the credits and respective offset.

i)        Inventories

The inventories are stated at the lower of acquisition cost and realization value, stated at weighted average cost. The net realization value is calculated at the average sales price, less: (i) taxes levied on sales; (ii) personnel expenses directly related to sales; (iii) cost of products; and (iv) other necessary costs to put the products in sales condition, except for the e-commerce business, which does not allocate the costs to inventories, whose application is different. The inventories are tested for impairment based on the estimated loss from robbery, theft, slow moving of inventories and estimated loss for products to be sold with negative gross margin, including showcase products.

10.6 - Significant items not evidenced in the financial statements

(a)        the assets and liabilities held by the Company, directly or indirectly, which were not disclosed on its Balance Sheet (off-balance sheet items)

(i)            operating lease, assets and liabilities;

             Operating lease

 (A) Non-cancelable minimum payments

	Consolidated
	12.31.2015	12.31.2014

Less than 1 year	51	18
From 1 to 5 years	203	69
Over 5 years	345	49
Total	599	136

Refers to non-cancelable real estate property lease agreements until their respective expiration dates. The operating lease agreements range from 3 to 20 years and the non-cancelable agreements are shown in the table above. There are other operating lease agreements that in the Management’s evaluation are considered as cancelable, whose expense is recorded by the time limit. The annual amount of the expense under the heading "non-contingent payments" with operating lease agreements is shown under item (iii) below.

 (B)   Minimum payments on termination of lease agreements

The Company evaluated and concluded that the real estate property lease agreements are cancelable throughout their effectiveness, and upon cancellation of the agreement, minimum termination payments owed and payable, which can range from 1 to 12 months of the monthly rent or a fixed percentage over the contractual balance.

	Parent		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Minimum rent payments:
Minimum payments on termination	245	235	746	769

Total	245	235	746	769

 (C) Contingent payments

The Management considers the payment of additional rents as contingent payments, which range from 0.1% and 4.5% of the sales.

	Parent		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Expenses (revenues) for the year
Contingent payments	352	348	608	628
Non-contingent payments	137	148	997	916
Sub-leases (*)	(147)	(131)	(215)	(168)

 (*)   Refers mainly to rent agreements to receive from commercial galleries.

Financial lease

The financial lease agreements totaled R$264 on December 31, 2015 (R$263 on December 31, 2014), according to the table below:

	Parent		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Liabilities from financial lease - minimum rent payments:
Up to 1 year	30	25	44	34
From 1 to 5 years	91	87	157	133
Over 5 years	26	44	63	96
Present value of financial and capital lease agreements	147	156	264	263

Future financing charges	179	15	238	60
Gross value of financial and capital lease agreements	326	171	502	323

 (ii) written-off receivables portfolio over which the entity maintains risks and responsibilities, indicating respective liabilities

The Company’s Officers explain that there are not any receivables portfolio written-off over which the entity maintains risks and responsibilities that were not disclosed on the balance sheets of the Company of December 31, 2015 or of December 31, 2014.

 (iii) future purchase and sale agreements for products or services

The Company’s Officers Company explain that there are not any contracts for future purchase and sale of goods and services, which have not been disclosed on the balance sheets of the Company of December 31, 2015 or December 31, 2014.

 (iv) uncompleted construction agreement

The Company’s Officers explain that there is not any uncompleted construction that were not disclosed on the balance sheets of the Company of December 31, 2015 or of December 31, 2014.

 (v) future financing agreements.

The Company’s Officers explain that there are no agreements for future receipt from financings that were not disclosed on the balance sheets of the Company of December 31, 2015 or December 31, 2014.

(b)        Other non-disclosed items on the financial statements:

No items have been disclosed on the financial statements, other than those already mentioned in item 10.8(a) above.

10.7 - Comments on items not evidenced in the financial statements

(a)         how such items change or may change the revenues, expenses, operational results, financial expenses or other items of the Company’s financial statements

According to the prevailing accounting rules, the Company discloses in its financial statements all the relevant transactions to which it is a party, or retains any risk because of equity interest or contract. There are not any transactions or operations, which have not been disclosed in the financial statements that could significantly affect the Company.

(b)         nature and the purpose of the transaction

Not applicable

(c)         Nature and amount of the obligations assumed and of the rights generated on behalf of the Company as a result of the transaction

Not applicable

10.8 - Business Plan

(a)         investments

 (i) quantitative and qualitative description of the investments in progress and expected investments

On March 28, 2016, our management submitted our shareholders a proposal for Investment Plan for Multivarejo, GPA Malls and Assaí for the year of 2016, in the amount of up to R$ 927,378,997.45, with the scope to (i) open stores, purchase plots of land, and conversion of stores; (ii) remodeling of stores; and (iii) infrastructure in IT, logistics and others. Such proposal will be submitted to the shareholders at the Extraordinary and Annual Shareholders’ Meeting to be held on April 27, 2016. Such amount does not cover the Investment Plan for Via Varejo and Cnova.

 (ii) source of financing of the investments

We raised funds for our operations and investments, especially through our operating cash flow, Expansion Reserve, capital budget, bank loans, securitization of receivables, financing from BNDES, in addition to raising funds in the capital Market through the issuance of debentures

 (iii) relevant divestments in progress and provided divestments

There are no events to disclose.

(b)   provided it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that should substantially influence the issuer's productive capacity

There are no events to disclose.

(c)   new products and services, indicating: (i) description of the researches in progress already disclosed; (ii) total amounts disbursed in researches for development of new products or services; (iii) projects under development already disclosed; (iv) total amounts disbursed in the development of new products or services

Not applicable.

10.9 - Other factors with significant influence

The company is not aware about other factors that materially affected the operating performance and have not been identified or commented in the other items of this Section 10.

Exhibit II

Proposal for Allocation of Net Profit for the Year

Capital Budget

1.            Net profit for the year

The Company’s Net Profit on December 31, 2015 was R$ 264,305,801.83. Of this total, R$ 13,215,290.10 will be allocated to the Legal Reserve.

2.            Overall amount and amount per share of dividends, including interim dividends and interest on own capital already declared

	Interim Dividends	Dividend Distribution Proposal	TOTAL
Total Gross Value	R$ 115,371,548.34	R$ 3,865,003.30	R$ 119,236,551.64
Value per Common Share	R$ 0.409037480112	R$ 0.013703	R$ 0.4227404801
Value per Preferred Share[1]	R$ 0.449941228123	R$ 0.015073	R$ 0.4650142281

3.            Percentage of distributed net profit for the year

As approved at the Annual and Extraordinary General Meeting of the Company held on April 27, 2016 and considering the adjustments made to the Company’s net profit, 47.49% of the Company’s net profit was distributed, as set forth in art. 36 of the Company’s Bylaws.

4.            Overall amount and amount per share of dividends distributed based on prior-year net profit

There is no dividend distribution proposal based on prior-year net profit.

5.            Inform, less interim dividends and interest on own capital already declared

a.            Gross profit of dividends and interest on own capital, on individual basis, per share of each type and class

The amount of dividends declared at the Extraordinary and Annual General Meeting held on April 27, 2016 was of R$ 0.013703 per common share and R$ 0.015073 per preferred share, less the amount of interim dividends already distributed. There was no declaration of interest on own capital.

b.            The form and term of payment of the dividends and interest on own capital

Not applicable, since no dividends or interest on own capital will be paid.

1 For such calculation, the number of outstanding preferred shares on the date hereof was taken into consideration.

c.            Possible application of adjustment and interest on dividends and interest on own capital

Not applicable, since no dividends or interest on own capital will be paid.

d.            Date of declaration of payment of dividends and interest on own capital considered for purposes of identification of shareholders that will be entitled to receive them

Not applicable, since no dividends or interest on own capital will be paid.

6.            Declaration of dividends or interest on own capital based on profits assessed in half-yearly balance sheets or in shorter periods

There was no declaration of dividends or interest on own capital based on profits assessed in half-yearly balance sheets or in shorter periods.

7.            Comparative table indicating the following amounts per share of each type and class:

	2013	2014	2015
Net profit for the year	R$ 1,040,262,321.10	R$ 1,206,919,850.36	R$ 264,305,801.83
Total Distributed Dividend	R$ 249,967,614.85	R$ 301,478,711.32	R$ 119,236,551.64
Dividend regarding Preferred Shares	R$ 0.977852995	R$ 1.177555957	R$ 0.4650142281
Dividend regarding Common Shares	R$ 0.888957268	R$ 1.070505415	R$ 0.4227404801

8.            Allocation of profits to the legal reserve

a.            Identify the amount allocated to the legal reserve

Under Law nº 6.404/76, management will allocate R$ 13,215,290.09 to the legal reserve.

b.            Describe the method of calculation of the legal reserve

Net Profit	R$ 264,305,801.83
Legal Reserve (5% of Net Profit)	R$ 13,215,290.09

9.            If the company has preferred shares with the right to fixed or minimum dividends

a.         Describe the method of calculation of fixed or minimum dividends

The holders of the Company’s preferred shares have priority in the receipt of a non-cumulative annual minimum dividend in the amount of R$ 0.464607 per 1 (one) share. Moreover, each preferred share is entitled to receive dividend 10% (ten percent) higher than the dividend attributed to each common share, in conformity with the provisions set forth in art. 17, § 1, of Law nº 6.404/76, as amended, including, for purposes of this calculation, in the sum of the total dividend paid to the preferred shares, the amount paid as annual minimum dividend.

b. Inform if the profit of the fiscal year is enough to pay in full the fixed or minimum dividends

Yes, it is enough.

c.         Inform whether a potential unpaid portion is cumulative

There is no unpaid portion of fixed or minimum dividends.

d.         Identify the global amount of fixed or minimum dividends to be paid to each class of preferred shares

Preferred Shares
Global dividend amount paid in advance to the holders of preferred shares	R$ 74,598,753.27
Global dividend amount to be paid to the holders of preferred shares	R$ 2,499,094.72
Global dividend amount to the holders of preferred shares	R$ 77,097,847.99

e. Identify the fixed or minimum dividends to be paid per preferred share of each class

Preferred Shares
Dividend amount paid in advance to each preferred share	R$ 0.449941228123
Dividend amount paid to be paid to each preferred share, according to resolution of the Extraordinary and Annual General Meeting de 27.04.2016	R$ 0.01507325120006
Dividend amount to each preferred share	R$ 0.4650144793231

10.          In relation to the mandatory dividend

a.            Describe the method of calculation set forth in the Bylaws

Under Article 36, §1 of the Company’s Bylaws, shareholders will be entitled to receive, in each fiscal year, as dividends, a mandatory percentage rate of 25% (twenty-five percent) on the net profit for the year, including the following adjustments: (a) the decrease of the sums allocated, in the year, to the recognition of the legal reserve and contingency reserve; and (b) the increase of the sums resulting from reversal, in the year, of the contingency reserves, previously recognized.

The payment of the dividend determined as set forth in the preceding paragraph can be limited to the amount of the net profit for the year that is realized as prescribed in the law, provided that the difference is recorded as unrealized profit reserve.

Profits recorded under the unrealized profit reserve, if realized and not absorbed by losses in subsequent years, must be added to the next mandatory dividend distributed after the realization.

b.            Inform if it is being paid in full

The mandatory dividend will be paid in full.

c.            Inform the amount possibly withheld

Not applicable.

11.          Withholding of the mandatory dividend due to the Company's financial standing

Not applicable.

12.          b. Allocation of income to contingency reserve

There is no allocation of income to the contingency reserve.

13.          Allocation of income to the profit reserve to be realized

Not applicable.

14.          Allocation of income to the statutory reserve

a.         Describe the statutory clauses that establish the reserve

The expansion reserve is set forth in article 36, §2 of the Company’s Bylaws, as follows:

 “Article 36 – (...) Paragraph 2 – The Expansion Reserve is hereby created to raise funds to finance additional fixed and current capital investments and will be comprised of up to 100% (one hundred percent) of the net profit remaining after the allocations set forth in items "a" [legal reserve], "b" [contingency reserve], and "c" [mandatory dividend] of item IV, the total of such reserve cannot exceed the amount of the Company’s capital stock.”

b. Identify the amount allocated to the reserve

Management proposes the retention of profit for the Expansion Reserve in the amount of R$ 107,312,896.47, that is, 90% of the balance of the net profit after dividends.

c. Describe how the amount was calculated

The amount allocated to the Expansion Reserve corresponds to 90% of the Net Adjusted Profit for the year ended 12.31.2015. The Adjusted Profit is calculated as follows:

Net Profit for the year	R$ 264.305.801,83
Legal reserve (5%)	R$ (13.215.290,09)
Dividend Calculation Basis	R$ 251.090.511,74
Dividends	R$ (115.370.607,24)*
Adjusted Net Profit	R$ 135.719.904,50
Expansion of the Reserve (90%)	R$ 118.668.564,09

* carrying amount as at December 31, 2015 (amount effectively paid at the Extraordinary and Annual General Meeting of 2016 was R$ 119,236,551.64)

15.          Profit Retention set forth in capital budget

a. Inform the withholding amount

Management proposes the retention of profit of R$ 131,853,960.10, of which R$ 118,668,564.09 to the Expansion Reserve (as set forth in article 36, §2 of the Company’s Bylaws) and R$ 13,185,396.01 based on capital budget (as set forth in article 196, paragraph 2 of Law n. 6.404/76).

b. Provide a copy of the capital budget

See proposal of Capital budget on page 10.

16.          Allocation of profit to the tax incentive reserve

Not applicable.

Capital budget

As set forth in article 196 of Law No. 6.404/76, the Company informs the allocation of the Earnings Retention for 2015 (Expansion and Capital Budget Reserve) to be approved at the Extraordinary General Meeting of 2015 to be held on September 9, 2016, as follows:

(i) the Investment Plan for 2015 of Multivarejo, GPA Malls and Assaí was of up to R$ 1,350,000,000.00. However, the investment made by the Company was R$ 1,383,359,800.13, of which R$ 497,303,175.34 for opening of new stores and acquisition of land, R$ 521,758,278.47 for store refurbishment and R$ 364,298,346.32 for infrastructure (IT, Logistics and other); and

(ii) to support the amount invested, the total Expansion Reserve was used, in the amount of R$ 813,992,520,55, and the total Capital Budget, in the amount of R$ 90,443,613.40, established at the Annual and Extraordinary General Meeting of 2015. The additional amount was supported using own funds arising from the operating activities of the Company, as well as the obtaining of financial resources raised from third parties.

Finally, it is proposed that the Investment Plan for Multivarejo, GPA Malls, ad Assaí for 2016 amounts to up to R$ 927,378,997,45, with scope of (i) store opening, land acquisition and store conversion; (ii) store refurbishment; and (iii) IT infrastructure, logistics and other.

Exhibit III

Item 13 of the Reference Form (ICVM 480/2009)

13.1.                Describe the compensation policy and practice of the Board of Directors, statutory and non-statutory Board of Executive Officers, Fiscal Council, Audit, Risk, Financial and Compensation Committees approaching the following aspects:

(a)         purposes of the compensation policy or practice

The purpose of our compensation policies and practice is to remunerate our managers and members of the committees of our Company, as the case may be, according to the Market practices, allowing the attraction and retention of skilled professionals and the engagement in our Company.

(b)         Composition of the compensation, indicating:

i) description of the compensation elements and each one’s objectives

i. description of the compensation elements and purposes of each of them

The members of our Board of Directors and committees, including the external members, as well as the members of the Fiscal Council receive the monthly fixed compensation, unrelated to the actual attendance in meetings. This method of compensation is in line in relation to the market practice in general and to the Company’s interests.

The compensation of our Officers is comprised of the following elements: (i) set compensation reflected in a base salary, with the purpose of keeping the balance in relation to the general market practice; (ii) profit sharing, with the purpose to encourage our professionals to pursue the success of our Company and share with them our profits; and (iii) a stock option plan, which is an incentive offered to our executives to assure a long-term sustainable business.

The Officers also receive a benefit package aligned with market practices, contemplating a healthcare plan, a dental care expense reimbursement plan, biannual medical check-up, private pension, meal ticket, fuel ticket and parking at workplace.

ii          proportion of each element in the total compensation

The table below presents the proportion of each element in the composition of the total compensation in the fiscal year on December 31, 2015:

	% in relation to total compensation in 2012
	Base Salary	Variable Compensation	Stock Option Plan	Total
Board of Directors	100%	0%	0%	100%
Board of Executive Officers	36,65%	27,59%	35,76%	100%
Fiscal Council	100%	0%	0%	100%

	% in relation to total compensation in 2013
	Base Salary	Variable Compensation	Stock Option Plan	Total
Board of Directors	100%	0%	0%	100%
Board of Executive Officers	38,49%	38%	23,51%	100%
Fiscal Council	100%	0%	0%	100%

	% in relation to total compensation in 2014
	Base Salary	Variable Compensation	Stock Option Plan	Total
Board of Directors	100%	0%	0%	100%
Board of Executive Officers	67,68%	25,07%	7,25%	100%
Fiscal Council	100%	0%	0%	100%

	% in relation to total compensation in 2015
	Base Salary	Variable Compensation	Stock Option Plan	Total
Board of Directors	100%	0%	0%	100%
Board of Executive Officers	64,7%	25,7%	9,6%	100%
Fiscal Council	100%	0%	0%	100%

iii.         methodology of calculation and adjustment of each element of the compensation

To set the compensation o four managers, we conduct Market surveys on a regular basis, in order to evaluate whether the criteria and conditions that we adopt to determine the compensation are satisfactory and allow us to retain our professionals, and analyze the need for proposing adjustments to any component of the compensation that may be not in line. Such surveys are conducted annually, by a specialized and reputable consultation recognized in the Market hired by us, and use as parameters of comparison large business groups that operate in the country, including particularly the groups that operate in the retail business.

The calculation of the sharing of our Officers in our results, in its turn, is based on indicators aligned with the strategic plan of our Company, set based on our business plan an on the results to be accomplished.

For further information, on our stock option plans and on compensation based on stock options, see item 13.4 below.

iv.        reasons that justify the composition of the compensation

Our focus on the results, which depends on the ongoing search for skilled, qualified, devoted and valuable professionals for our Company, is what justifies the composition of our compensation policy.

v.         existence of members non-compensated by the issuer and the reason for this fact

The Chairman of the Board of Directors does not receive any type of compensation since he had relinquished its right to receive.

(c)        main performance indicators that are taken into consideration in determining each element of the compensation

To set the variable portion of the compensation, we observe performance indicators that we consider strategic ones, such as gross sale, net profit, total expense, working capital, personnel turnover, in addition to the level of excellence of our managers in the performance of their functions, considering the degree of individual responsibility and attributions. The performance indicators are not taken into consideration for the determination of the fixed portion of the compensation.

(d)        how the compensation is structured to reflect the performance indicators evolution

We structured our compensation through programs that monitor the accomplishment of goals previously set by our Company and the results actually achieved.

(e)        how the compensation policy or practice is aligned to the short, medium and long term interests of the Company

In order to align the Board of Executive Officers with the objectives of the Company in a short and medium term perspective, we offer our Officers a fixed compensation (base salary) and, additionally a portion of variable compensation, to be paid as sharing in the results. Furthermore, we offer our Officers a stock option plan and a compensation plan based on stock option plan that, because they have certain characteristics such as grace period to exercise of the options and lock up of the acquired shares, keeps the Board of Executive Officers aligned with the purposes of the Company in a long-term perspective. It is relevant to further clarify that the stock option plan, the compensation plan based on stock option plan and on result sharing comprise the variable compensation of the Board of Executive Officers.

The compensation of the members of our Board of Directors, Fiscal Council and committees is readjusted based on the value usually paid by the Market, encouraging such professionals to keep the excellence in the exercise of their functions and the ongoing search for improving our results. In this regard, we understand that our policy and practice of compensation are adequate to our short-, medium- and long-term interests.

(f)         existence of compensation borne by subsidiaries, direct or indirect controlling or controlled companies

The compensation of our managers and members of the committees is supported by our Company.

(g)        existence of any compensation or benefit linked to the occurrence of a specific corporate event, such as the sale of the Company’s controlling interest.

 There is no secured compensation or benefit to our managers or members of our committees linked to the occurrence of corporate events.

13.2 - Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Amounts paid in the year of 2012

(Amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	14.58	9,58	3	27.16
Annual Fixed Compensation
Salary or pro-labore	0	13,552,826	486,000	14,038,826
Direct and indirect benefits	0	2,512,906	0	2,512,906
Participation in committees	0	0	0	0
Other	0	5,107,097	0	5,107,907
Variable Compensation
Bonus	0	0	0	0
Profit sharing	0	15,937,732	0	15,937,732
Attendance in Meetings	7,923,797	0	0	7,923,797
Commissions	0	0	0	0
Other	0	0	0	0
Post-employment	0	0	0	0
Cessation of position	0	0	0	0
Based on shares	0	20,661,745	0	20,661,745
Total Compensation	7,923,797	57,772,306	486,000	66,182,103

Amounts paid in the year of 2013

(Amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	13.75	8	3	24.75
Annual Fixed Compensation
Salary or pro-labore	6,568,660	15,899,617	504,000	22,972,277
Direct and indirect benefits		2,715,698		2,715,698
Participation in committees
Other
Variable Compensation
Bonus
Profit sharing		18,383,676		18,383,676
Attendance in Meetings
Commissions
Other
Post-employment
Cessation of position
Based on shares		11,373,000		11,373,000
Total Compensation	6,568,660	48,371,991	504,000	55,444,651

Amounts paid in the year of 2014

(Amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	9	7.08	3	20
Annual Fixed Compensation
Salary or pro-labore	4,149,322	52,019,172	168,000	56,336,494
Direct and indirect benefits		4,022,234		4,022,234
Participation in committees
Other
Variable Compensation
Bonus
Profit sharing		20,759,354		20,759,354
Attendance in Meetings
Commissions
Other
Post-employment
Cessation of position
Based on shares		6,000,000		6,000,000
Total Compensation	4,149,322	82,800,760	168,000	87,118,082

Amounts paid in the year of 2015

(Amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	12.5	6.75	0	19.25
Annual Fixed Compensation
Salary or pro-labore	4,023,312	30,041,266	0	34,067,578
Direct and indirect benefits		3,662,836		3,662,836
Participation in committees
Other
Variable Compensation
Bonus
Profit sharing		13,377,018		13,377,018
Attendance in Meetings
Commissions
Other
Post-employment
Cessation of position
Based on shares		5,000,000		5,000,000
Total Compensation	4,023,312	52,.081,121	0	56,107,433

Estimated amount for the year of 2016

(Amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council [2]	Total
Number of members	14	7	3	21
Annual Fixed Compensation
Salary or pro-labore	5,310,987	21,311,617	684,000	27,306,604
Direct and indirect benefits	-	4,760,751	-	4,760,751
Participation in committees
Other	60,000	5,374,336	0	5,434,336
Variable Compensation
Bonus
Profit sharing		30,025,356		30,025,356
Attendance in Meetings
Commissions
Other	0	-
Post-employment
Cessation of position
Based on shares		9,947,426		9,947,426
Total Compensation	5,370,987	71,419,486	684,000	77,474,473

13.3      Variable compensation of the Board of Directors, Statutory Executive Board and Fiscal Council

The members of our Board of Directors and of our Fiscal Council do not receive variable compensation in the exercise of their positions. Below we present the variable compensation of the members of our Board of Executive Officers set for payment in 2016, and the amounts paid in 2012, 2013, 2014 and 2015.

2 Fiscal Council is not permanent according to the articles of incorporation of the Company. Compensation estimated in case the Fiscal Council is established at an Ordinary General Meeting.

Estimated amount for the year of 2016

(Amounts in R$, when applicable)	Board of Executive Officers
Number of members	7
Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – achieved targets	0
Profit sharing
Minimum estimated amount	0
Maximum estimated amount	60,050,712
Estimated amount – achieved targets	30,025,356

Amounts paid in the year of 2015

(Amounts in R$, when applicable)	Board of Executive Officers
Number of members	6.75
Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – achieved targets	0
Profit sharing
Minimum estimated amount	0
Maximum estimated amount	23,951,847
Estimated amount – achieved targets	13,377,018

Amounts paid in the year of 2014

(Amounts in R$, when applicable)	Board of Executive Officers
Number of members	7.08
Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – achieved targets	0
Amount effectively recognized	0
Profit sharing
Minimum estimated amount	0
Maximum estimated amount	R$ 43,594,645
Estimated amount – achieved targets	R$ 21,797,322
Amount effectively recognized	R$ 20,759,354

Amounts paid in the year of 2013

(Amounts in R$, when applicable)	Board of Executive Officers
Number of members	8
Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – achieved targets	0
Amount effectively recognized	0
Profit sharing
Minimum estimated amount	0
Maximum estimated amount	R$ 40,080,802
Estimated amount – achieved targets	R$ 18,383,676
Amount effectively recognized	R$ 18,383,676

Amounts paid in the year of 2012

(Amounts in R$, when applicable)	Board of Executive Officers
Number of members	9.58
Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – achieved targets	0
Amount effectively recognized	0
Profit sharing
Minimum estimated amount	0
Maximum estimated amount	30,732,136
Estimated amount – achieved targets	25,610,114
Amount effectively recognized	15,937,732

13.4 – Compensation Plan based on shares of the Board of Directors and Statutory Board of Executive Officers

On May 9, 2014, our shareholders approved at an Extraordinary Shareholders’ Meeting (i) the dismissal of Stock Option Plan called “Ações com Açúcar” (“Old Option Plan”), approved at the Extraordinary Shareholders’ Meeting held on December 20, 2006, for new concessions of options, without prejudice to the options that have been already granted and which shall remain in effect under the same terms and conditions; (ii) the constitution of the Stock Option Plan and its respective standard concession agreement (“Option Plan”); and (iii) the constitution of the Compensation Plan at the Stock Option Plan and its respective standard concession agreement (“Compensation Plan” and, jointly with the Old Option Plan and the Option Plan, the “Plans”).

We describe below the Plans that had options in effect on December 31, 2015:

OLD OPTION PLAN

a.         General terms and conditions.

Our Old Option Plan is managed by a committee elected by our Board of Directors, called Stock Option Plan Concession Plan Management Committee (“Stock Option Committee”). This committee would determine which employees would be periodically benefited with stock options, based on their duties, responsibilities and performance, as well as the applicable conditions.

Our Stock Option Committee would develop annual stock option concession cycles. Each cycle has received a series number which started at letter A. On December 31, 2015, the options granted for Series A6 and A7 of the Old Option Plan were in force.

The options granted under the Old Option Plan may be whether “Gold” or “Silver,” which means change in the price to exercise of the options, as provided for in item (i) below.

The Stock Option Committee approved, in 2013, new criteria to ascertain the decrease and/or increase index of the number of options granted classified as “Gold” in each series of the Old Option Plan, pursuant to the analysis of compliance with the concept of return on invested capital (ROIC). According to item 3.3 of the Old Option Plan, the Committee decided that, as from Series A6, including, the reduced or increased number of “Gold” options would be ascertained based on compliance with the Return on Capital Employed (ROCE) of CBD.

There is no limit for decrease or increase in such new criteria approved. At option vesting, the average ROIC/ROCE for the last three 3 fiscal years will be ascertained, against ROIC/ROCE established at the concession of each series.

b          Main purposes of the plan

The purpose of the Old Option Plan was to: (i) attract and retain in our Company highly qualified executives and professionals; (ii) enable our managers and employees to hold interests in our capital stock and in the capital increases arising out from results which such managers, employees and service providers contributed to; and (iii) align the interests of our managers and employees to the interests of our shareholders, encouraging their performance and ensuring continuity of the management of our Company.

c.         How does the plan contribute to these purposes:

The beneficiaries of the Old Option Plan are encouraged to generate more results to our Company, firstly by reaching their goals as managers and employees of our Company, and, secondly, so that their shares, received as compensation are valued.

d.         How is the plan inserted in the Company’s compensation policy

The Old Option Plan was an element of compensation of our managers and was aligned to our compensation policy, which aims at retention of our managers and employees and encourages better results.

e.         How does the plan align the interests of the management and the Company in the short, medium and long term

Since the options were granted annually and based on our results, we understand that the Old Option Plan was aligned to our short term interests by encouraging its beneficiaries to reach their individual goals and the Company’s goals. In addition, the Old Option Plan would promote retention of our Officers and employees who were beneficiaries of the Old Option Plan, as well as would attract new professionals, in alignment with our mid-term interests. Finally, as provided for in item (j) below, the beneficiaries of the Old Option Plan would only be qualified to exercise their options as from certain term of employment by our Company, which would encourage them to generate better results in the long term so that their shares would value, in addition retain them for a longer period, in alignment with our long-term interests.

f. Maximum number of shares:

The maximum number of shares included in the Old Option Plan was of 15,500,000 preferred shares (as resolved by our Board of Directors at the Meeting held on February 19, 2013).

The amounts indicated amount should always be subject to the limit of authorized capital of our Company, and could be changed at any time as resolved by our Board of Directors. Upon exercise of the stock options, we would issue new shares to the beneficiaries, subject to our right to use shares held in our treasury.

g.         Maximum number of options to be granted:

There was no maximum number of options to be granted under the Old Option Plan, provided that the total number of shares arising out of the exercise thereof would not exceed the limit indicated in item (f) above and the limit of 2% of our capital stock per Series.

h.         Conditions for the acquisition of shares

The Stock Option Committee has provided for, in each Series, and, if necessary, in each case, the terms and conditions for the acquisition of the right to exercise the options granted, based on an express provision set forth in the adhesion agreement entered into with the beneficiary.

In order to acquire the shares subject matter of the Old Option Plan, the beneficiaries had to remain related to our Company for a specific term, as provided for in item (j) below, except for the dismissal cases described in item (n) below.

The option could be exercised in whole or in part until the expiration of such option. For further information on the expiration term of the option currently in force, please see item 13.6 below.

i.          Criteria to establish the price of acquisition or exercise:

At options classified as “Silver,” the Exercise Price per preferred share corresponds to the average closing price at transactions involving preferred shares issued by our Company undertaken over the last 20 sessions of BM&FBOVESPA, prior to the date in which the Stock Option Committee resolves on granting the option. After ascertainment of the average price, a discount of 20% was applied.

At options classified as “Gold,” the Exercise Price per preferred share corresponds to R$0.01.

j.          Criteria to establish the exercise term

As a general rule of the Old Option Plan, which could be amended by the Stock Option Committee at each series, the right to exercise option “Silver” would be obtained as from the 36th month and up to the 48th month, counted as from the date of execution of the respective adhesion agreement, and the beneficiary would have the right to exercise 100% of the options. The exercise of options classified as “Gold” shall occur at the same period, but the percentage for these options subject to exercised will be established by the Stock Option Committee in the 35th month, counted as from the date of execution of the respective adhesion agreement.

The options granted under the Old Option Plan may be exercised in whole or in part. It is with to point out that “Gold” options are additional to “Silver” options, and, accordingly, “Gold” option may only be exercised jointly with “Silver” options.

k.         Settlement method

Price related to the exercise of the options granted under the Old Option Plan must be fully paid in national currency by the beneficiary, provided that the Exercise Price must be paid on one installment which will fall due 30 days after the date of subscription of the respective shares, except for cases of dismissal of the beneficiary described in item (n) below, event in which the Exercise Price must be paid on demand upon subscription.

l. Share transfer restrictions

The Stock Option Committee may establish restriction on transfer or outstanding of shares obtained upon the exercise of the options.

m.        Criteria and events which, when verified, will cause the suspension, alteration of extinction of the plan:

The number of shares to be acquired under “Gold” Series, as described in item (j) above, may be limited by the Stock Option Committee.

The Old Option Plan and the options granted will be automatically terminated in the event of dissolution or liquidation of our Company.

Finally, the Stock Option Committee may determine the suspension, change or termination of the Old Option Plan without the previous consent from the beneficiaries, provided that their rights and obligations are not affected.

n.         Effects of the withdrawal management members from the Company’s bodies pursuant to his/her/its rights set forth in the share-based compensation plan

In the event of involuntary dismissal of any beneficiary of the Old Option Plan until the last business day of the 35th months counted as from the date of execution of his/her respective adhesion agreement, he/she will have the right to exercise 100% of the options classified as “Silver” and “Gold.” In this event, the variation of the number of shares resulting from the exercise of options classified as “Gold” established by the Stock Option Committee, described in item (j) above, shall not apply, provided that the total number of shares initially attributed by the Committee will be subject to exercise.

In the event of involuntary dismissal of any beneficiary of the Old Option Plan between the last business day of the 35th month and the last business day of the 48th month counted as from the date of execution of the respective adhesion agreement, he/she will also have the right to exercise 100% of the options classified as “Silver” and “Gold.” However, in this event, variation of the number of shares resulting from the exercise of options classified as “Gold,” described in item (j) above, will continue to be applicable.

In both events, the beneficiaries must inform their intention to exercise the options granted to them within up to 15 days, counted as from the date of their dismissal.

In the event of resignation of any beneficiary of the Old Option Plan, and/or with cause, pursuant to labor laws, he/she will not be entitled to exercise the options classified as “Silver” or “Gold.”

In the event of death, disability or incapability of any beneficiary, the involuntary dismissal rules described above shall apply, provided that the options may be exercised by a person duly permitted to do so by the competent authority.

COMPENSATION PLAN.

a          General terms and conditions

The Compensation Plan will be managed by the Board of Directors of the Company, which instituted the Compensation and Human Resources Committee of the Company in order to assist it managing the Compensation Plan (“Committee”).

The members of the Committee shall gather to grant the options of series of the Compensation Plan and, whenever necessary, to resolve on matters related to the Compensation Plan.

Each series of options granted will receive the letter “B” followed by a number. On December 31, 2015, options granted for Series B1 and B2 of the Compensation Plan will be in force.

The employees and managers of the company may be eligible to participate in the Compensation Plan, provided that the employees and managers from companies comprising GPA who are deemed key executives (“Eligible Person”) may also participate, all of whom shall be subject to the approval by the Board of Directors of the Company or the Committee, as applicable.

Participation of the Eligible Person in the Compensation Plan does not affect compensation which such person is entitled to receive as an employee and/or manager of the Company, such as salary, fees, pro-labore, benefits, profit sharing and/or any other advantage or compensation.

b.         Main purposes of the plan:

The Compensation Plan sets forth the conditions for the Company to grant stock options to its managers and employees, the purpose of which is to: (i) attract and retain in our Company (or, as the case may be, in the companies comprising GPA) highly qualified executives and professionals; (ii) enable our managers and employees, or, as the case may be, the managers and employees from companies comprising GPA, to hold interests in our capital stock and in the capital increases arising out from results which such managers and employees contributed to; and (iii) encourage the consummation of the corporate purposes of the Company; and (iv) align the interests of our managers and employees and of the managers and employees from the companies comprising GPA to the interests of our shareholders, encouraging their performance and ensuring continuity of the management of our Company.

c.         How does the plan contribute to these purposes

The Compensation Plan contributes to the purposes of the Company by encouraging the alignment of its interest to the its long-term interests and the interests of senior managers in order to reach high performance and the valuation of the Company.

d.         How is the plan inserted in the compensation policy of the issuer

The Company believes that, by attributing to the Eligible Persons the possibility of taking an investor position, it encourages their performance in Company’s management aiming at the creation of value to the Company and its shareholders.

e.         how does the plan align managers’ interest to issuers’ interest in the short, mid and long term.

Through the Compensation Plan, the Company aims to encourage its management to improve, aiming at gains due to commitment to long-term results. Better results and the valuation of shares issued by the Company, by their turn, maximize the gains of the Eligible Persons as investors jointly with the other shareholders of the Company.

f.          maximum number of shares covered:

The stock options granted under the Compensation plan may grant rights to purchase over a number of shares which do not exceed two percent (2%) of the total preferred shares issued by the Company. The total number of shares issued or likely to be issued, under the Compensation plan, shall, at all times, comply with the limit of the authorized of the Company, as applicable, and shall be subject to adjustments thereto, due to splitting, grouping and bonuses.

g.         maximum number of options to be granted

The maximum number of options to be granted shall be limited to the maximum number of shares covered by the Compensation plan, as described in letter (f) above.

Each stock option plan shall entitle the Participating Person to the right to subscribe for one (1) preferred share issued by the Company.

h.         conditions for the acquisition of shares

The granting of the stock options shall be formalized by the signature between the Company and the Participating Person of the Option Agreement, which shall specify the total number of shares subject matter of the respective option, the term and conditions for the actual entitlement to exercise the option, the conditions for such exercise, the purchase price and the conditions for its payment, subject to the provisions set forth in the Compensation Plan (“Option Agreement”).

For purposes of Compensation Plan, the date of resolution by the Committee of the series of the granting of purchase options shall be the date on which the options shall be deemed as granted to such Participating Persons, provided that Participating Person, even if on a date following the date of resolution by the Committee, accepts to adhere to the Compensation Plan with the formalization of the Option Agreement (“Granting Date”).

The Participating Person who wants to exercise his/her/its options shall communicate the Company in writing, during the Exercise Period (as defined in item (i) below), his/her/its intention to do it so, stating the quantity of options he/she/it wishes to exercise. Such communication shall follow the exercise form template attached to such Option Agreement (“Option Exercise Form”).

The Participating Person may exercise his/her/its purchase options totally or partially, in one or more times, provided that for each exercise he/she/it sends the corresponding Option Exercise Form during the Exercise Period.

i           criteria for the fixing of the price of acquisition or exercise:

The Exercise Price of each stock option plan granted under the Compensation plan shall correspond to one cent (R$0.01) (“Exercise Price”).

j           criteria to set the exercise term

The options granted to a Participating Person shall not be exercisable for a period of thirty-six (36) months as from the Granting Date (“Lock-up Period”), and may only be exercised in the period starting on the first day of the thirty seventh (37th) month, as from the Granting Date, and ends on the last day of the forty second (42nd) month, as from the Granting Date (“Exercise Period”), except for the events of anticipation according to letter (n) and applicable sub items, below.

k.         way of liquidation

Until day 30 of the month in which it receives the Option Exercise Form, the Company shall communicate in writing to such Participating Person: (i) the total exercise price to be paid, resulting by multiplying the Exercise Price by the quantity of options provided by the Participating Person in the Option Exercise Form; (ii) the date of delivery to the Participating Person of the shares, subject matter of the exercise of the options, which shall occur within (sixty) 60 days as from the date of receipt of the Option Exercise Form (“Share Acquisition Date”); (iii) the quantity of shares to be delivered to the Participating Person; and (iv) the period in which the Participating Person shall make the payment of the total exercise price, in legal currency, through check or wire transfer available to the bank account held by the da Company, observing that the deadline for payment thereof shall, at all times be the tenth (10th) day preceding the Share Acquisition Date.

l.          restrictions on transfer of shares

The Compensation plan provides for restriction to the transfer or circulation of shares purchased with the exercise of the options, and it shall be preserved the authority of the Board of Directors to establish such restriction on the granting agreements it deems necessary.

m.        criteria and events which, when verified, will cause the suspension, alteration of extinction of the plan:

The options granted under the Compensation plan shall be automatically terminated, ceasing all the effects, by operation of law, in the following cases: (i) upon their full exercise, as provided for in 6 of the Compensation plan; (ii) after the lapse of the period of effectiveness of the purchase option; (iii) upon termination, upon mutual agreement between the Company and the Participating Person, of the Option Agreement; (iv) of the Company is terminated, liquidated or has its bankruptcy adjudicated; or (v) in the events provided for in letter (n) below: subject to any specific conditions that the Compensation and Human Resources Committee can establish to certain Participating Persons.

In case the number, type and class of the shares existing on the date of the approval of the Compensation plan are changed as a result of bonuses, splitting, grouping, conversion of shares from one type or class into other securities issued by the Company, it shall be for the  Committee to carry out the adjustment corresponding to the number and class of the shares subject matter of the options granted and its respective Exercise Price, to avoid distortions in the application of the Compensation plan.

n.         effects of the manager’s leaving the bodies of the issuer on his/her/its rights under the share-based compensation plan

In the event of leaving the employment by the Participating Person due to dismissal, with or without just cause, resignation or removal from the position, retirement, permanent disability or death, the rights conferred to him/her, under the Compensation plan, can be terminated or modified, subject to the provisions set forth below:

If, at any time during the effectiveness of the, the Participating Person:

(i)         is dismissed from the Company (or from any company of the GPA, as the case may be, involuntarily, upon dismissal without cause, or removal from his/her position without breach of the duties and attributions of manager, the Participating Person may exercise, within ten (10) days as from the date of the dismissal, the number of options calculated on a pro rata temporis basis in relation to the Lock-up Period. Upon no exercise by the Participating Person within the period referred to above, all the purchase options, which are not exercised shall be automatically terminated, by operation of law, regardless of prior notice or communication, and without any right to any compensation whatsoever;

 (ii)       is dismissed from the Company (or from any company of the GPA, as the case may be, involuntarily, upon dismissal without just cause, or removal from his/her position by breaching the duties and attributions of manager, all the purchase options already exercisable or not yet exercisable according to such Option Agreement, on the date of his/her/its dismissal shall be automatically terminated, by operation of law, irrespective of prior notice or communication and without any right to any compensation whatsoever;

 (iii)       leaves the job at the Company (or at any company of the GPA, as the case may be, voluntarily, upon resignation of his/her employment, or resigning his/her position of manager, all the purchase options already exercisable or not yet exercisable according to such Option Agreement, on the date of his/her leaving, shall be automatically terminated, by operation of law, irrespective of prior notice or communication, and without any right to any compensation whatsoever;

 (iv)      leaves the job at the Company (or at any company of the GPA, as the case may be, due to retirement, within fifteen (15) days as from the retirement, the Participating Person may exercise all the purchase options according to the Option Agreement, including the purchase options in Lock-up Period, subject to the provisions set forth in item 6 of the Plan Compensation. Upon no exercise by the Participating Person within the period referred to above, all the purchase options, which have not been exercised will be automatically terminated, by operation of law, irrespective of any prior notice or communication, and without any compensation whatsoever; and

(v)        leaves the job at the Company (or at any company of the GPA, as the case may be, due to death or permanent disability, within a thirty-(30)-day period from the date of death or declaration of permanent disability, as applicable, the legal heirs and successors of the Participating Person, as applicable, can exercise all the purchase options according to the Option Agreement, including the purchase options in Lock-up Period, subject to the other provisions set forth in 6 of the Compensation Plan. Upon no exercise by the legal heirs or successors of the Participating Person within the period referred to above, all the purchase options, which have not been exercised shall be automatically terminated, by operation of law, irrespective of prior notice or communication, and without any compensation whatsoever.

OPTION PLAN

a.         general terms and conditions

The Option Plan shall be managed by the Board of Directors da Company, which established the Compensation and Human Resources Committee to assist it in the management of the Option Plan (“Committee”).

The members of the Committee shall meet for the granting of the options of the series of the Option Plan and, whenever needed, to decide on the matters raised with respect of the Option Plan. Each series of granting of purchase options will be given a letter “C” followed by a number. In the fiscal year on December 31, 2015, options granted of the Series C1 and C2 of the Option Plan, were in force and effect.

The employees and managers of the Company are eligible to participate in the Option Plan, it being hereby understood that the employees and managers of the companies members of the GPA may also participate in such Option Plan, who are considered to be key executive (“Participating Person”), and all of them shall be subject to the approval by the Committee.

The participation of the Participating Person in the Option Plan shall not interfere in the compensation he/she/it is entitled to as employee and/or manager of the Company, such as salaries, fees, remuneration, benefits, profit sharing and/or any other advantage or compensation.

b.         Main purposes of the plan

The Option Plan establishes the conditions for the Company to grant the stock options to its managers and employees, having as purpose: (i) to favor the participation of the managers and employees of the Company or of the company of the GPA in the capital of the Company and in the equity additions deriving from the results to which such managers and employees have contributed; (ii) stimulate the accomplishment of the corporate purposes of the Company; and (iii) align the interests of the managers and employees of the Company or of the companies of the GPA with those of the Company’s shareholders.

c.         how the plan contributes to these purposes

The Plan contributes to the purposes of the Company by encouraging the alignment of its long-term interests and those of high executives to accomplish high performance and appreciation of the Company.

d          how the plan is inserted in the compensation policy of the issuer:

The Company believes that, by giving the Participating Persons the possibility to assume a position of investors, it stimulates the activity of such Participating Persons in the management of the Company is carried out, with a view to create value for it and its shareholders.

e. how the plan aligns the interests of the managers and issuer in the short, medium and long term

Through the Option Plan, the Company seeks to encourage the improvement in its management, aiming at gains by the commitment to the long-term results. The improvement in the results and appreciation of the shares issued by the Company, in their turn, maximize the earnings by the Participating Persons in the position of investors jointly with other shareholders of the Company.

f.          maximum number of covered shares

The stock options granted under the Option Plan may grant rights to purchase over a number of shares, which do not exceed two percent (2%) of the total preferred shares issued by the Company. The total number of shares issued or likely to be issued under the Option Plan shall, at all times, comply with the limit of the authorized capital of the Company, as the case may be, and shall be subject to adjustments due to splitting, grouping and bonuses.

g.         maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares covered by the Option Plan, as described in letter (f) above.

Each stock option plan shall entitle the Participating Person to the right to subscribe for or purchase one (01) preferred share issued by the Company.

h.         Conditions for the acquisition of shares

The granting of the stock options shall be formalized by the signature between the Company and the Participating Person of the Option Agreement, which shall specify the total number of shares subject matter of the respective option, the term and conditions for the actual entitlement to exercise the option, the conditions for such exercise, the purchase price and the conditions for its payment, subject to the provisions set forth in the Plan (“Option Agreement”).

For purposes of Option Plan, the date of resolution by the Committee of the series of the granting of purchase options shall be the date on which the options shall be deemed as granted to such Participating Persons, provided that Participating Person, even if on a date following the date of resolution by the Committee, accepts to adhere to the Option Plan with the formalization of the Option Agreement (“Granting Date”).

The Participating Person, who wishes to exercise his/her purchase options shall communicate the Company in writing, during the Exercise Period (as defined in item (i) below), his/her intention to do it so, providing the quantity of options he/she/it wishes to exercise. Such communication shall follow the exercise form template attached to such Option Agreement (“Option Exercise Form”).

The Participating Person may exercise his/her/its purchase options totally or partially, at one or more times, provided that for each exercise he/she/it sends the corresponding Option Exercise Form during the Exercise Period.

i) criteria for the fixing of the price of acquisition or exercise

For each series of granting of options under the Option Plan, the Exercise Price of each stock option plan shall be that corresponding to 80% of the average of the closing price of the transactions of the preferred shares issued by the Company carried out in the last twenty (20) trading sessions at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros preceding the date of call of the meeting of the Committee resolving about the granting of the options of that series (“Exercise Price”).

j. criteria to set the exercise term

The options granted to a Participating Person shall not be exercisable for a thirty-six (36)-month period as from the Granting Date (“Lock-up Period”), and can only be exercised in the period starting on the first day of the thirty seventh (37th) month, as from the Granting Date, and ends on the last day of the forty second (42nd) month, as from the Granting Date (“Exercise Period”), except for the events of anticipation, according to letter (n) and applicable sub items below.

k. method of liquidation

Until day 30 of the month it receives the Option Exercise Form, the Company shall communicate in writing such Participating Person: (i) the total price of the exercise to be paid, resulting from multiplying the Exercise Price by the quantity of options provided by the Participating Person in the Option Exercise Form; (ii) the date of delivery to the Participating Person of the shares subject matter of the exercise of the options, which shall take place within sixty (60) days as from the date of receipt of the Option Exercise Form (“Share Acquisition Date”); and (iii) the period in which the Participating Person shall make the payment of the total exercise price, in legal currency, by check or wire transfer to the bank account held by the Company, observing that the deadline for payment shall be at all times the tenth (10th) days preceding the Share Acquisition Date.

l.          restrictions on transfer of shares

The Participating Person will be prevented, during the period of one hundred and eighty (180) days as from the Share Acquisition Date from, directly or indirectly, selling, assigning, exchanging, disposing of, transferring, contributing to the capital of another company, granting option, or further, executing any act or agreement that results or may result, in disposal of directly or indirectly, burdensome or free of charge of any and all shares purchased by exercising the purchase option within the scope of the Option Plan.

m.        criteria and events which, when verified, will cause the suspension, alteration of extinction of the plan

Without any prejudice to any provision set forth otherwise in the Option Plan, the options granted according to the Option Plan will be automatically terminated, ceasing all of his/her effects, by operation of law, in the following cases: (i) upon its full exercise, as provided for in item 6 of the Option Plan; (ii) after lapse of the period of effectiveness of the purchase option; (iii) upon termination, by mutual agreement between the Company and the Participating Person, of the Option Agreement; (iv) if the Company is dissolved, liquidated or has its bankruptcy adjudicated; or (v) in the events provided for in letter (n) below.

In case the number, type and class of the existing shares on the date of approval of the Option Plan may be changed as a result bonuses, grouping, conversion of shares from one type or class into other or conversion into shares from other securities issued by the Company, it shall be for the Committee to carry out the adjustment to the corresponding number and class of shares subject matter of the options granted and their respective Exercise Price, in order to avoid distortions in the application of the Option Plan.

n.         effects of the leaving by the manager from the bodies of the issuer on his/her rights provided for on the share-based compensation plan.

In the events of employment termination of the Participating Person due to dismissal with or without just cause, resignation or removal from the position, retirement, permanent disability or death, the rights granted to him/her according the Option Plan can be terminated or changed, subject to the provisions set forth below:

If, at any time during the effectiveness of the Option Plan, the Participating Person:

 (i)        is dismissed from the Company (or from any company of the GPA, as the case may be, involuntarily, upon dismissal without cause, or removal from his/her position without breach of the duties and attributions of manager, the Participating Person may exercise, within ten (10) days as from the date of the dismissal, the number of options calculated on a pro rata temporis basis in relation to the Lock-up Period. Upon no exercise by the Participating Person within the period referred to above, all the purchase options, which are not exercised shall be automatically terminated, by operation of law, regardless of prior notice or communication, and without any right to any compensation whatsoever;

 (ii)       is dismissed from the Company (or from any company of the GPA, as the case may be, involuntarily, upon dismissal without just cause, or removal from his/her position by breaching the duties and attributions of manager, all the purchase options already exercisable or not yet exercisable according to such Option Agreement, on the date of his/her dismissal shall be automatically terminated, by operation of law, irrespective of prior notice or communication and without any right to any compensation whatsoever;

 (iii)       leaves the job at the Company (or at any company of the GPA, as the case may be, voluntarily, upon resignation of his/her employment, or resigning his/her position of manager, all the purchase options already exercisable or not yet exercisable according to such Option Agreement, on the date of his/her leaving, shall be automatically terminated, by operation of law, irrespective of prior notice or communication, and without any right to any compensation whatsoever;

 (iv)      leaves the job at the Company (or at any company of the GPA, as the case may be, due to retirement, within fifteen (15) days as from the retirement, the Participating Person may exercise all the purchase options according to the Option Agreement, including the purchase options in Lock-up Period, subject to the provisions set forth in item 6 of the Option Plan. Upon no exercise by the Participating Person within the period referred to above, all the purchase options, which have not been exercised will be automatically terminated, by operation of law, irrespective of any prior notice or communication, and without any compensation whatsoever; and

 (v)       leaves the job at the Company (or at any company of the GPA, as the case may be, due to death or permanent disability, within a thirty-(30)-day period from the date of death or declaration of permanent disability, as applicable, the legal heirs and successors of the Participating Person, as applicable, can exercise all the purchase options according to the Option Agreement, including the purchase options in Lock-up Period, subject to the other provisions set forth in 6 of the Option Plan. Upon no exercise by the legal heirs or successors of the Participating Person within the period referred to above, all the purchase options, which have not been exercised shall be automatically terminated, by operation of law, irrespective of prior notice or communication, and without any compensation whatsoever.

13.5. – Share-based compensation of the board of directors and Statutory Board

The tables below state the share-based compensation recognized in our result in the fiscal years of 2012, 2013, 2014 and 2015 and that estimated for the current fiscal year, of the Board of Directors and of the Board of Executive Officers.

Share-based compensation estimated for the current fiscal year (2016)

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	14	8
Number of compensated members	0	4
Weighted average exercise price:
(a) Outstanding options at the beginning of the fiscal year	n/a	0.01 (A6 Gold) 64.13 (A6 Silver) 0.01 (A7 Gold) 80.00 (A7 Gold) 0.01 (B1) 83.22 (C1) 0.01 (B2) 77.27 (C2)
(b) Lost options during the fiscal year	n/a	n/a
(c) Exercised options during the fiscal year	n/a	0
(d) Expired options during the fiscal year	n/a	0
Potential dilution in the event of exercising all options granted	n/a	0.01%

Share-based compensation - fiscal year on 12/31/2015

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	11	6
Number of compensated members	0	4
Weighted average exercise price:
(a) Outstanding options at the beginning of the fiscal year	n/a	0.01 (A6 Gold) 64.13 (A6 Silver) 0.01 (A7 Gold) 80.00 (A7 Gold) 0.01 (B1) 83.22 (C1) 0.01 (B2) 77.27 (C2)
(b) Lost options during the fiscal year	n/a	0
(c) Exercised options during the fiscal year	n/a	0.01 (A5 gold) 54.69 (A5 Silver) 0.01 (A6 Gold) 64.13 (A6 Silver)
(d) Expired options during the fiscal year	n/a	0
Potential dilution in the event of exercising all options granted	n/a	0,01%

Share-based compensation - fiscal year on December 31, 2014

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	9	7,08
Total number of compensated members	0	3
Average weighted price of the exercise (in R$)
(a) Outstanding options at the beginning of the year (per option)	N/A	R$ 0,01 (A5 gold) R$ 54,69 (A5 Silver) R$ 0,01 (A6 Gold) R$ 64,13 (A6 Silver) R$ 0,01 (A7 Gold) R$ 80,00 (A7 Gold) R$ 0,01 (B1) R$ 83,22 (C1)
(b) Options lost during the year	N/A	0
(c) Options exercised during the year	N/A	0
(d) Options expired during the year	N/A	0
Potential dilution in case of exercise of all options granted	N/A	0,01%

Share-based compensation - fiscal year ended on December 31, 2013

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	13,75	9
Total number of compensated members	0	8
Average weighted price of the exercise (in R$)
(a) Outstanding options at the beginning of the year (per option)	N/A	R$ 0,01 (A4 Gold) R$ 46,49 (A4 Silver) R$ 0,01 (A5 Gold) R$ 54,69 (A5 Silver) R$ 0,01 (A6 Gold) R$ 64,13 (A6 Silver) R$ 0,01 (A7 Gold) R$ 80,00 (A7 Gold)
(b) Options lost during the year	N/A	0
(c) Options exercised during the year	N/A	R$ 0,01 (A4 Gold) R$ 46,49 (A4 Silver)
(d) Options expired during the year	N/A	0
Potential dilution in case of exercise of all options granted	N/A	N/A

Share-based compensation - fiscal year ended on December 31, 2012

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	15	10
Total number of compensated members	0	9
Average weighted price of the exercise (in R$)	n/a
(a) Outstanding options at the beginning of the year (per option)	n/a	R$ 0.01 (A3 Gold) R$ 27.47 (A3 Silver) R$ 0.01 (A4 Gold) R$ 46.49 (A4 Silver) R$ 0.01 (A5 Gold) R$ 54.69 (A5 Silver) R$ 0.01 (A6 Gold) R$ 64.13 (A6 Silver)
(b) Options lost during the year	n/a	0
(c) Options exercised during the year	n/a	R$ 0.01 (A3 Gold) R$ 26.93 (A3 Silver)
(d) Options expired during the year	n/a	0
Potential dilution in case of exercise of all options granted	n/a	0.04%

For each grant that is recognized in the result for fiscal years 2012, 2013, 2014, 2015 and of the current fiscal year:

Series A4:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/24/2010
Number of options granted	n/a	1,193 (Silver) 4,782 (Gold)
Term for the options to become exercisable	n/a	05/31/2011
Maximum term to exercise of the options	n/a	05/31/2014
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date	n/a	R$ -8,935.57 (Silver) R$ 186,450.18 (Gold)

Series A5:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/31/2011
Number of options granted	n/a	2,563 (Silver) 2,562 (Gold)
Term for the options to become exercisable	n/a	05/31/2014
Maximum term to exercise of the options	n/a	05/31/2015
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date	n/a	R$ 21,836.76 (Silver) R$ 161,918.4 (Gold)

Series A6:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	8,320 (Silver) 8,442 (Gold)
Number of options granted	n/a
Term for the options to become exercisable	n/a	03/31/2015
Maximum term to exercise of the options	n/a	03/31/2016
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date	n/a	R$ 168,646,4 (Silver) R$ 712,420,38 (Gold)

Series A7:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	03/15/2013
Number of options granted	n/a	12,969 (Silver) 12,961 (Gold)
Term for the options to become exercisable	n/a	03/31/2015
Maximum term to exercise of the options	n/a	03/31/2016
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date	n/a	R$ 331,876.71 (Silver) R$ 1,368,422.38 (Gold)

Series B1:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/30/2014
Number of options granted	n/a	23.752
Term for the options to become exercisable	n/a	06/01/2017
Maximum term to exercise of the options	n/a	11/30/2017
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date	n/a	R$ 2,418,666.16

Series C1:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/30/2014
Number of options granted	n/a	23,750
Term for the options to become exercisable	n/a	06/01/2017
Maximum term to exercise of the options	n/a	11/30/2017
Restriction period for transfer of shares	n/a	180 days
Fair value of the options on the Granting Date	n/a	R$ 442,225.00

Series B2:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/29/2015
Number of options granted	n/a	107,674
Term for the options to become exercisable	n/a	06/01/2018
Maximum term to exercise of the options	n/a	11/30/2018
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date	n/a	R$ 34.60

Series C2:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/29/2015
Number of options granted	n/a	107,662
Term for the options to become exercisable	n/a	06/01/2018
Maximum term to exercise of the options	n/a	11/30/2018
Restriction period for transfer of shares	n/a	180 days
Fair value of the options on the Granting Date	n/a	R$ 85.64

13.6    Outstanding options of the Board of Directors and of the statutory Board of Executive Officers at the end of the last fiscal year

The members of our Board of Directors are not eligible to our stock option plans in force and effect. Below we present the outstanding options of our Board of Executive Officers in 2015.

Amounts regarding the year of 2015

		Board of Executive Officers
Total number of members Number of compensated members		4
Regarding each option grant: *		Series A5 – Silver	Series A6 – Gold	Series A6 – Silver	Series A7 – Gold	Series A7 – Silver	Series B1	Series C1	Series B2	Series C2
Granting Date	05/31/2011	05/31/2011	03/15/2012	03/15/2012	03/15/2013	03/15/2013	05/30/2014	05/30/2014	05/29/2015	05/29/2015
Number of options granted (in nº of shares)	0	0	0	0	12,961	12,969	23,752	23,750	107,674	107,662
Term for the options to become exercisable	05/31/2014	05/31/2014	03/31/2015	03/31/2015	03/31/2016	03/31/2016	06/01/2017	06/01/2017	06/01/2018	06/01/2018
Maximum term to exercise of the options	05/31/2015	05/31/2015	03/31/2016	03/31/2016	03/31/2017	03/31/2017	11/30/2017	11/30/2017	11/30/2018	11/30/2018
Restriction period for transfer of shares	n/a	n/a	n/a	n/a	n/a	n/a	n/a	180 days	n/a	180 days
Weighted average exercise price of each of the following stock groups:
Outstanding at the beginning of the fiscal year (in R$, per share)	0	0	0	0	0.01	80.00	0.01	83.22	0.01	77.27
Lost during the fiscal year (in R$, per share)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Exercised during the fiscal year (in R$, per share)	0.01	54.69	0.01	64.13	n/a	n/a	n/a	n/a	n/a	n/a
Expired during the fiscal year (in R$, per share)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Fair value of the options on the Granting Date (in R$, per share)	59.75	25.27	79.78	37.94	105.17	46.11	101.83	18.58	85.64	8.38
Potential dilution in case of exercise of the options	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

13.7 - Options exercised and shares delivered related to the share-based compensation of the Board of Directors and of the statutory Board of Executive Officers.

The members of our Board of Directors are not eligible to our stock option plans. Below we present the options exercised and the shares delivered to the members of our Board of Executive Officers in 2012, 2013, 2014 and 2015.

The shares referring to the exercise of the stock options are delivered on the date of the respective exercise. Therefore, there is no difference between the options exercised and the shares delivered in the years of 2012, 2013, 2014 and 2015.

Amounts regarding the year of 2015

	Board of Executive Officers
Number of members who are beneficiaries of the option granting plan	2
Regarding the exercised options and delivered shares:	Series A5 – Gold	Series A5 – Silver	Series A6 – Gold	Series A6 – Silver
Number of shares	2,563	2,562	8,442	8,320
Weighted average exercise price (In R$ per share	0.01	46.49	0.01	64.13
Total amount of difference between the exercise value and the market value of the shares regarding exercised options (in R$, per share)	56.91	10.43	56.91	-7.21

* The statutory officers will not exercise the stock option plan in the year of 2015.

Amounts regarding the year of 2014

Board of Executive Officers
Number of members who are beneficiaries of the option granting plan	0
Regarding the exercised options and delivered shares:
Number of shares
Weighted average exercise price (in R$ per share
Total amount of difference between the exercise value and the market value of the shares regarding exercised options (in R$, per share)

* The statutory officers did not exercise the stock option plan in the year of 2014.

Amounts regarding the year of 2013

	Board of Executive Officers
Number of members who are beneficiaries of the option granting plan	8
Regarding the exercised options and delivered shares:	Series A4 – Gold	Series A4 – Silver
Number of shares	65,954	16,450
Weighted average exercise price (in R$ per share	0.01	46.49
Total amount of difference between the exercise value and the market value of the shares regarding exercised options (in R$, per share)	96.88	50.41

Amounts regarding the year of 2012

	Board of Executive Officers
Number of members who are beneficiaries of the option granting plan	9
Regarding the exercised options and delivered shares:	Série A3 – Gold	Série A3 – Gold
Number of shares	97,714	97,714
Weighted average exercise price (in R$ per share)	0.01	0.01
Total amount of difference between the exercise value and the market value of the shares regarding exercised options (in R$, per share)	75.29	75.29

13.8 - Necessary information to understand the information disclosed in items 13.6 to 13.7 (including the pricing method of the value of shares and options)

a          pricing model

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes-Merton model for pricing of options.

b.         Information and assumptions used in the pricing model, including the weighted average price of the shares, exercise price, estimated volatility, option useful life, estimated dividends and risk-free interest rate

The Market value of each option granted is estimated on the date of grant by using the Black-Scholes-Merton model for pricing of options, considering the following assumptions, with respect to the options in force and effect in 2015:

On the Granting Date
Weighted average price of shares (per share), as per average value in the previous 20 auctions in connection with the Granting Date	Series A5: R$ 68.36 Series A6: R$ 80.16 Series A7: R$ 100.00 Series B1: R$ 99.86 Series C1: R$ 99.86 Series B2: R$ 93.37 Series C2: R$ 93.37
Exercise Price

Series A5 “Gold”: R$ 0.01

Series A5 “Silver”: R$ 54.69

Series A6 “Gold”: R$ 0.01

Series A6 “Silver”: R$ 64.13

Series A7 “Gold”: R$ 0.01

Series A7 “Silver”: R$ 80.00

Series B1: R$ 0.01

Series C1: R$ 83.22

Series B2: R$ 0.01

Series C2: R$ 77.27

Expected restated volatility	22.09% to 24.34%
Option useful life,	3 years
Estimated dividends	0.96% to 1.37%
Risk-free interest rate	11.70% to 12.72%
Option’s fair value on the Granting Date (per option)	See item 13.6 above.

c.         method used and the underlying assumptions to incorporate the effects expected of early exercise

We have not considered for effect of pricing the options the early exercises deriving from involuntary termination, death or disability of the beneficiary, and because of corporate events.

We adopted the assumption that the options will be exercised from the moment the shares become exercisable. Therefore, the term of life of the options adopted in the calculations is 3 years, according to the series of grant and corresponding to grace periods of the options.

d) way of determining the expected volatility:

For the calculation of the expected volatility, the standard deviation of natural logarithms of the daily historic variations of the price of the shares issued by our Company, according to the effective period of the shares.

e.         other characteristics included in the measurement of the fair value of the options

There are no additional characteristics to report in this item.

13.9    Interests held by members of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

a.            Shares directly or indirectly held, in Brazil or abroad, issued by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control:

Board of Directors                   N/A

Board of Executive Officers     289.092 shares issued by CBD

Fiscal Council                         N/A*

* No Fiscal Council was established during 2015.

b.            Other securities convertible into shares, issued by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control.

Board of Directors                   0

Board of Executive Officers     0

Fiscal Council                         N/A**

** No Fiscal Council was established during 2015.

13.10.      Information on private pension plan to the members of the board of directors and to the statutory officers

Board of Executive Officers
Number of compensated members
Number of members: 1	5.08
Name of the plan	Private Pension Plan of Grupo Pão de Açúcar, with Brasilprev Seguros e Previdência S.A
Number of management members who fulfill the requirements to retire	None
Conditions to retire early condition for accelerated retirement

- To be, at least, 60 years old;

- To have, at least, 10 years of bond with Grupo Pão de Açúcar;

- To have contributed for, at least, 5 years to the Pension Plan; and

- To terminate the bond with Grupo Pão de Açúcar.

updated amount of the contributions accrued in the pension plan until the end of the past fiscal year, less the portion of contributions made directly by the managers (in R$)	R$ 2,288,029.70
total accumulated amount of contributions made during the past fiscal year, less the portion of contributions made directly by the managers (in R$)	R$ 818,034.27
Possibility and conditions for early redemption

The early redemption is possible; in case the beneficiary is terminated from the Company. As per the contributions made by the Company, the reserve balance shall be released according to the following proportion:

- No redemption, if he/she/it contributed for less than 5 years;

- Redemption of 50% of the balance, if he/she/it contributed for 5 to 6 years;

- Redemption of 60% of the balance, if he/she/it contributed for 6 to 7 years;

- Redemption of 70% of the balance, if he/she/it contributed for 7 to 8 years;

- Redemption of 80% of the balance, if he/she/it contributed for 8 to 9 years;

- Redemption of 90% of the balance, if he/she/it contributed for 9 a 10 years; e

- Redemption of 100% of the balance, if he/she/it contributed for over 10 years.

1 The number of members of our Board of Executive Officers stated in the table above corresponding to the annual average of the number of Officers calculated on a monthly basis, according to the table below:

Month	Number of Members of the Board of Executive Officers
Janeiro	0
February	5
March	6
April	6
May	6
June	6
July	6
August	6
September	6
October	5
November	5
December	4
Total	61
Total number of members / 12	5.08

13.11    Individual maximum, minimum and average Compensation of the Board of Directors, of the statutory Board of Executive Officers and of the Fiscal Council

Justification for non-completion of the staff:

Not disclosed due to a court decision, entered in the records of the proceeding Nº 0002888-21.2010.4.02.5101, pending at the 5th Federal Justice Court of the State of Rio de Janeiro.

13.12    Compensation or indemnification mechanisms for the managers in case of removal of position or retirement

On December 31, 2015, we had no contractual arrangements, insurance policies or other instruments that structured mechanisms of compensation or indemnification to our managers in case of removal of the position or retirement.

13.13    Percentage in the total compensation held by managers and members of the Fiscal Council that are related parties to the controllers

Amounts regarding the year of 2015

Board of Directors	Board of Executive Officers	Fiscal Council	Total
54.55%	0%	0%	35.29%

Amounts regarding the year of 2014

Board of Directors	Board of Executive Officers	Fiscal Council	Total
30.08%	0%	0%	1.43%

Amounts regarding the year of 2013

Board of Directors	Board of Executive Officers	Fiscal Council	Total
15.87%	0%	0%	1.83%

Amounts regarding the year of 2012

Board of Directors	Board of Executive Officers	Fiscal Council	Total
7,53%	0%	0%	0,98%

13.14 Compensation of members of the Board of Directors, of the statutory Board of Executive Officers or of the Fiscal Council received for any reason other than the position they hold

Amounts regarding the year of 2015

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts regarding the year of 2014

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts regarding the year of 2013

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts regarding the year of 2012

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0,00	R$ 0,00	R$ 0,00	R$ 0,00

13.15.   Compensation of managers and members of the Fiscal Council recognized in the result of the direct and indirect controllers of companies under common control and controlled by the issuer

There was no payment of compensation to the members of our Board of Directors, Board of Executive Officers or Fiscal Council recognized in the result of the direct or indirect controllers, of companies under common control and controlled by our Company.

13.16.   Other relevant information

Not applicable, since all information relevant and applicable to this topic was disclosed in the preceding items.

EXHIBIT IV

REPORT EXPLAINING THE ORIGIN OF THE CHANGES IN THE PROPOSAL AND THEIR JUSTIFICATION

The proposal herein is intended to include in the Company’s corporate purpose the sale of seeds and seedlings, for purposes of compliance with regulatory matters related to the sale of such products, such as the regulation on the sale of seeds and seedlings, which is aimed at the control of the identity and quality of the materials of multiplication and vegetal reproduction sold throughout the national territory, as set forth in Law nº 10.711/2003 and Presidential Decree nº 5.153/2004, whose compliance is mandatory for the sale of the products set forth therein.

Accordingly, below is a comparative table between the version currently in effect and the version proposed by Art. 2 of the Company’s Bylaws. The other clauses of the Bylaws remain unchanged.

Current wording	Proposed wording	Compared Wording	Economic or Legal Effects
ARTICLE 2 – The Company’s corporate purpose is the sale of manufactured, semi-manufactured or “in natura”, domestic or foreign products of any type or kind, or quality, provided that forbidden by law.	ARTICLE 2 – The Company’s corporate purpose is the sale of manufactured, semi-manufactured or “in natura”, domestic or foreign products of any type or kind, or quality, provided that forbidden by law.	ARTICLE 2 – The Company’s corporate purpose is the sale of manufactured, semi-manufactured or “in natura”, domestic or foreign products of any type or kind, or quality, provided that forbidden by law.	Wording unchanged
Paragraph 1 - The Company may also perform the following activities:	Paragraph 1 - The Company may also perform the following activities:	Paragraph 1 - The Company may also perform the following activities:	Wording unchanged
a) the manufacturing, processing, handling, transformation, exportation, importation and representation of food or non-food products, on its own account or for third parties’	a) the manufacturing, processing, handling, transformation, exportation, importation and representation of food or non-food products, on its own account or for third parties’	a) the manufacturing, processing, handling, transformation, exportation, importation and representation of food or non-food products, on its own account or for third parties’	Wording unchanged
b) the international sale, including of coffee;	b) the international sale, including of coffee;	b) the international sale, including of coffee;	Wording unchanged
c) the importation, distribution and sale of cosmetic and hygiene products, toiletries, perfumery, sanitary and household cleaning products and food supplements;	c) the importation, distribution and sale of cosmetic and hygiene products, toiletries, perfumery, sanitary and household cleaning products and food supplements;	c) the importation, distribution and sale of cosmetic and hygiene products, toiletries, perfumery, sanitary and household cleaning products and food supplements;	Wording unchanged

d) the sale in general of drugs and medicines, pharmaceutical and homeopathic products; chemicals, accessories, dental articles, surgical instruments and apparatus; the manufacture of chemicals and pharmaceuticals, and it can be specialized as Drugstore or Allopathic Pharmacy, Drugstore or Homeopathic Pharmacy or Manipulation Pharmacy of each specialty;

d) the sale in general of drugs and medicines, pharmaceutical and homeopathic products; chemicals, accessories, dental articles, surgical instruments and apparatus; the manufacture of chemicals and pharmaceuticals, and it can be specialized as Drugstore or Allopathic Pharmacy, Drugstore or Homeopathic Pharmacy or Manipulation Pharmacy of each specialty;

d) the sale in general of drugs and medicines, pharmaceutical and homeopathic products; chemicals, accessories, dental articles, surgical instruments and apparatus; the manufacture of chemicals and pharmaceuticals, and it can be specialized as Drugstore or Allopathic Pharmacy, Drugstore or Homeopathic Pharmacy or Manipulation Pharmacy of each specialty;

Wording unchanged

e) the sale of oil products or byproducts, supply of fuels of any type, and it can provide services of technical assistance, washing, lubrication, sale of accessories and other related services, of any vehicle in general;

e) the sale of oil products or byproducts, supply of fuels of any type, and it can provide services of technical assistance, washing, lubrication, sale of accessories and other related services, of any vehicle in general;

e) the sale of oil products or byproducts, supply of fuels of any type, and it can provide services of technical assistance, washing, lubrication, sale of accessories and other related services, of any vehicle in general;

Wording unchanged
f) the sale of products, veterinary drugs and medicines in general; veterinary office, clinic and hospital and “pet shop” with bathing and grooming services	f) the sale of products, veterinary drugs and medicines in general; veterinary office, clinic and hospital and “pet shop” with bathing and grooming services	f) the sale of products, veterinary drugs and medicines in general; veterinary office, clinic and hospital and “pet shop” with bathing and grooming services	Wording unchanged
g) the lease of any recorded media;	g) the lease of any recorded media;	g) the lease of any recorded media;	Wording unchanged
h) the provision of services of photography, cinema studios and the like;	h) the provision of services of photography, cinema studios and the like;	h) the provision of services of photography, cinema studios and the like;	Wording unchanged

i) the practice of management of real estate property transactions, purchasing, promoting land subdivisions and development, leasing and selling real estate properties of its own or third parties’ real properties;

i) the practice of management of real estate property transactions, purchasing, promoting land subdivisions and development, leasing and selling real estate properties of its own or third parties’ real properties;

i) the practice of management of real estate property transactions, purchasing, promoting land subdivisions and development, leasing and selling real estate properties of its own or third parties’ real properties;

Wording unchanged

j) act in the capacity of distributor, agent and representative of business and industry established inside the country or abroad and in such capacity, on the account of consignors or on its own account purchase, retain, possess and conduct and operations or transactions of its own interest or of the consignors’ interests;

j) act in the capacity of distributor, agent and representative of business and industry established inside the country or abroad and in such capacity, on the account of consignors or on its own account purchase, retain, possess and conduct and operations or transactions of its own interest or of the consignors’ interests;

j) act in the capacity of distributor, agent and representative of business and industry established inside the country or abroad and in such capacity, on the account of consignors or on its own account purchase, retain, possess and conduct and operations or transactions of its own interest or of the consignors’ interests;

Wording unchanged
k) the provision of services of data processing;	k) the provision of services of data processing;	k) the provision of services of data processing;	Wording unchanged

l) the exploration of buildings and construction in all of their modalities, on its own behalf or on behalf of third parties, the purchase and sale of materials for construction and installation and maintenance of air conditioning systems, skip hoist and freight lifts;

l) the exploration of buildings and construction in all of their modalities, on its own behalf or on behalf of third parties, the purchase and sale of materials for construction and installation and maintenance of air conditioning systems, skip hoist and freight lifts;

l) the exploration of buildings and construction in all of their modalities, on its own behalf or on behalf of third parties, the purchase and sale of materials for construction and installation and maintenance of air conditioning systems, skip hoist and freight lifts;

Wording unchanged
m) application of household cleaning products;	m) application of household cleaning products;	m) application of household cleaning products;	Wording unchanged

n) the municipal, state and interstate road transportation of cargo in general for its own and third parties’ products, and including store them, deposit them and carry out their loading and unloading, arrangement and safekeeping of its own and third parties’ goods of any type, as well as subcontract the services provided for under this letter;

n) the municipal, state and interstate road transportation of cargo in general for its own and third parties’ products, and including store them, deposit them and carry out their loading and unloading, arrangement and safekeeping of its own and third parties’ goods of any type, as well as subcontract the services provided for under this letter;

n) the municipal, state and interstate road transportation of cargo in general for its own and third parties’ products, and including store them, deposit them and carry out their loading and unloading, arrangement and safekeeping of its own and third parties’ goods of any type, as well as subcontract the services provided for under this letter;

Wording unchanged

o) the exploration of communication, publicity services in general and advertising, including of bars, cafeterias, restaurants, and it can extend them to other line of business consistent or related thereto, subject to the legal restrictions;

o) the exploration of communication, publicity services in general and advertising, including of bars, cafeterias, restaurants, and it can extend them to other line of business consistent or related thereto, subject to the legal restrictions;

o) the exploration of communication, publicity services in general and advertising, including of bars, cafeterias, restaurants, and it can extend them to other line of business consistent or related thereto, subject to the legal restrictions;

Wording unchanged
p) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;	p) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;	p) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;	Wording unchanged
q) the performance of market studies, analyses, planning and surveys;	q) the performance of market studies, analyses, planning and surveys;	q) the performance of market studies, analyses, planning and surveys;	Wording unchanged
r) the performance of tests to launch new products, packaging and brands	r) the performance of tests to launch new products, packaging and brands	r) the performance of tests to launch new products, packaging and brands	Wording unchanged
s) the preparation of strategies and analyses of the behavior of sales, special promotions and advertising sector;	s) the preparation of strategies and analyses of the behavior of sales, special promotions and advertising sector;	s) the preparation of strategies and analyses of the behavior of sales, special promotions and advertising sector;	Wording unchanged
t) the provision of services of management of food, meal, drugstore, fuel, transportation and other cards deriving from the activities related to its corporate purpose;	t) the provision of services of management of food, meal, drugstore, fuel, transportation and other cards deriving from the activities related to its corporate purpose;	t) the provision of services of management of food, meal, drugstore, fuel, transportation and other cards deriving from the activities related to its corporate purpose;	Wording unchanged
u) the lease and sublease of its own or third parties’ movable property;	u) the lease and sublease of its own or third parties’ movable property;	u) the lease and sublease of its own or third parties’ movable property;	Wording unchanged
v) the provision of services in the management area;	v) the provision of services in the management area;	v) the provision of services in the management area;	Wording unchanged

w) representation of other national or foreign companies and the equity interest as partner or shareholder, in the capital of other companies, whichever their form or purpose are, and in business undertakings of any nature;

w) representation of other national or foreign companies and the equity interest as partner or shareholder, in the capital of other companies, whichever their form or purpose are, and in business undertakings of any nature;

w) representation of other national or foreign companies and the equity interest as partner or shareholder, in the capital of other companies, whichever their form or purpose are, and in business undertakings of any nature;

Wording unchanged
x) agency, brokerage or intermediation of securities and tickets;	x) agency, brokerage or intermediation of securities and tickets;	x) agency, brokerage or intermediation of securities and tickets;	Wording unchanged

y) the provision of services related to collections, receipts or payments in general, of securities, bills or booklets, of foreign exchange, of taxes and on third parties account, including those made by electronic means, automatically or by ATM machines; provision of status of collection, receipt or payment; issue of booklets, bank payment clearance slips, printed materials and documents in general;

y) the provision of services related to collections, receipts or payments in general, of securities, bills or booklets, of foreign exchange, of taxes and on third parties account, including those made by electronic means, automatically or by ATM machines; provision of status of collection, receipt or payment; issue of booklets, bank payment clearance slips, printed materials and documents in general;

y) the provision of services related to collections, receipts or payments in general, of securities, bills or booklets, of foreign exchange, of taxes and on third parties account, including those made by electronic means, automatically or by ATM machines; provision of status of collection, receipt or payment; issue of booklets, bank payment clearance slips, printed materials and documents in general;

Wording unchanged
z) provision of services of parking lot, stay and storage of vehicles;	z) provision of services of parking lot, stay and storage of vehicles;	z) provision of services of parking lot, stay and storage of vehicles;	Wording adjustment
aa) importation of beverages, wines and vinegars.	aa) importation of beverages, wines and vinegars.	aa) importation of beverages, wines and vinegars.	Wording adjustment
No corresponding definition	bb) Sale of seeds and seedlings.	bb) Sale of seeds and seedlings.

Inclusion of activity for purposes of compliance with the regulation on the sale of seeds and seedlings, which is aimed at the control of the identity and quality of the materials of multiplication and vegetal reproduction sold throughout the national territory, as set forth in Law nº 10.711/2003 and Presidential Decree nº 5.153/2004, whose compliance is mandatory for the sale of the products set forth therein.

Exhibit V

COPY OF THE CONSOLIDATED BYLAWS WITH THE CHANGES PROPOSED

“COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF (Corporate Taxpayers’ Registry with the Treasury Department) No. 47.508.411/0001-56

NIRE (Company Registration with the State Registry of Commerce) No. 35.300.089.901

Authorized-Capital Publicly-Held Company

CHAPTER I - NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these Bylaws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – the BM&F BOVESPA Commodities and Futures Exchange (“BM&FBOVESPA”), the Company, its shareholders, Managers and members of the Fiscal Council, when installed, subject themselves to the provisions of the Level 1 Listing Rules on Corporate Governance issued by BM&FBOVESPA (“Level 1 Rules”).

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

(a)           manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

(b)            international trade, including that involving coffee;

(c)             importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

(d)              sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

(e)              sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

(f)              sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

(g)             rental of any recorded media;

(h)              provision of photo, film and similar studio services;

(i)                 execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

(j)                acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

(k)             provision of data processing services;

(l)                building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

(m)            use of sanitary products and related products;

(n)              general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

(o)              communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

(p)              purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

(q)             performance of studies, analysis, planning and markets research;

(r)               performance of market test for the launching of new products, packing and labels;

(s)              creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;

(t)               provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

(u)            lease and sublease of its own or third-party furnishings;

(v)             provision of management services;

(w)            representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

(x)             Agency, brokerage or intermediation of coupons and tickets;

(y)              Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets,  forms of compensation, printed and documents in general; and

(z)              Provision of services in connection with parking lot, stay and the safeguard of vehicles;

(aa)           The Importation of beverages, wines and vinegars; and

(bb)           Sale of seeds and deedlings.

Paragraph 2 – The Company can provide guarantees or suretyships in business of its interest, and those for mere accommodations shall be forbidden.

ARTICLE 3 – the term and duration of the Company shall be undetermined.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company’s capital stock is six billion, eight hundred and eight million, ninenty two thousand, six hundred and thirteen reais and eighty four cents
(R$ 6,808,092,613.84), fully paid-up and divided into two hundred and sixty five million, seven hundred and sixty six thousand, seven hundred and thirteen (265,766,713) shares with no par value, of which being ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one (99,679,851) are common shares and one hundred and sixty six million, eithy six thousand, eight hundred and sixty two (166.086.862) are preferred shares.

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common share entitles its holder to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Board. Conversion requests received by the Executive Board should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários", or “CVM”).

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of two thirds (2/3) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

(a)           priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

(b)          priority in the receipt of a minimum annual dividend in the amount of eight cents of Real (R$ 0.08) per one (1) preferred share, on a non-cumulative basis;

(c)           participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

(d)          participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these Bylaws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these Bylaws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company bylaws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS’ MEETING

ARTICLE 8 -The General Meeting is the meeting of the shareholders, which shareholders may attend in person or appoint and constitute their representatives under the provisions of the Law, in order to resolve on matters of the interest of the Company

ARTICLE 9 – The General Shareholders' Meeting shall be called, incepted and chaired by the Board of Directors Chairman, in his absence, by the Board of Directors Vice-Chairman or, in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions:

(I)           the amendment to the Company's Bylaws;

(II)          the appointment and removal of members of the Company's Board of Directors at any time;

(III)         the appointment and removal of the Chairman and the Vice-Chairman of the Company's Board of Directors;

(IV)            the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

(V)             the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

(VI)           the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

(VII)          the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

(VIII)        the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

(IX)           the approval of the accounts of the liquidator(s);

(X)            the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

(XI)           the approval or the amendment of the annual operating plan; and

(XII)         the approval of any delisting of shares of the Company for trading on stock exchanges.

ARTICLE 10 - Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Board.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Board shall be up to two (2) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Board shall take office by signing their oaths in the Minutes Book of the Board of Directors or of the Executive Board, as the case may be. The investiture of the members of the Board of Directors and the Board shall be conditioned on prior execution of the Statement of Consent of the Managers under the terms of the provision in the Level 1 Rules, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 13-The Board of Directors shall consist of at least three (3) and no more than twelve (12) members, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, General Shareholders’ Meeting shall be called in order to proceed with a new election.

ARTICLE 14 - The Board of Directors shall have a Chairman and a Vice-Chairman, both appointed by the Shareholders' Meeting.

First Paragraph – The positions of Chairman of the Board of Director and of President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person.

Second Paragraph - In the event of absence or impediment of the Chairman of the Board of Directors, he shall be replaced by the Vice-Chairman of the Board of Directors. In the event of vacancy of the Chairman position, the Vice-Chairman shall automatically take such position and call a Shareholders’ Meeting within fifteen (15) days from the date of said vacancy, for the appointment of a new Chairman of the Board of Directors on a permanent basis, until the end of the relevant term of office.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented as authorized by these Bylaws.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by the Vice-Chairman of the Board of Directors.

First Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

ARTICLE 17 - The Board of Directors shall approve its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

(a)             set forth the general guidelines of the Company's business;

(b)              appoint and remove the Executive Officers of the Company, establishing their duties and titles;

(c)              supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

(d)             call the General Shareholders' Meeting;

(e)             issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

(f)              approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

(g)             appoint and remove the independent public accountants, observed the Audit Committee’s recommendation;

(h)             issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;

(i)               authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

(j)                develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

(k)               define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these Bylaws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to fifteen per cent (15%) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

(l)                set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

(m)           set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

(n)              approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

(o)              approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA of the preceding twelve (12) months; and

(p)              approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater; and

(q)              the approval of any change in the Company's dividend policy.

First Paragraph - In case a resolution to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this Article, being the parameters referred therein calculated in accordance with the latest annual balance sheet or quarterly financial statements of such controlled or invested companies.

Second Paragraph - The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II

Management’s Auxiliary Bodies

ARTICLE 19 – The Company shall have as support body to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, of which two (2), at least, shall be external and independent members (“External Members”), subject to the provisions of Article 21 and the Chapter V of these Bylaws.

First Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

Second Paragraph - The External Members of the Audit Committee shall fulfill the following prerequisites:

(a)          not be a member of the Board of Directors of the Company or of its controlled companies; and

(b)          have knowledge or experience in auditing, controls, accounting, taxation or the rules applicable to publicly-held companies, as concerns the adequate preparation of their financial statements.

ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

(a)         death or resignation;

(b)         unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)         a substantiated decision of the Board of Directors.

Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph -The Audit Committee shall:

(a)          propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

(b)           review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c)          Review the quarterly financial information and the periodic financial statements prepared by the Company;

(d)          assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(e)          provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

(f)        provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 22 – The Board of Directors may constitute other Committees and decides their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the managers.

Section III

Executive Board

ARTICLE 23 - The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer, one (1) Investor Relations Executive Officer and the others Vice Chief Executive Officers and Officers.

ARTICLE 24 - The Executive Officers shall be in charge of the general duties set forth in these bylaws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

(a)          in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

(b)          in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 25 - The Executive Board shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 26 - In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

(i)            manage the Company’s business and ensure compliance with these bylaws;

(ii)           ensure that the Company’s purpose is duly performed;

(iii)              approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

(iv)             prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

(v)              guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

(vi)             suggest investment and operating plans or programs to the Board of Directors;

(vii)            authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

(viii)           render an opinion on any matter to be submitted to the Board of Directors approval; and

(ix)            develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:

(a)             plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

(b)              carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

(c)              call and install the meetings of the Executive Board;

(d)          coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and

(e)          suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 28 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 29 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

(a)          jointly by two Executive Officers;

(b)          jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

(c)          jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

(d)          solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 31 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 32 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VI

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 35 - The Company may, at the discretion of the Executive Board, prepare quarterly or semi-annual balance sheets.

CHAPTER VII

PROFIT DESTINATION

ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

(i)                  from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

(ii)                 After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

(iii)               in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

(iv)               the remaining net profits shall have the following destination:

(a)       5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

(b)       amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

(c)          25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

(d)          the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

(a)          the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

(b)          the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

(c)          the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 38 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER VIII

LIQUIDATION

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX

FINAL PROVISIONS

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 41 - The cases not regulated in these bylaws shall be solved in conformity with current applicable legislation.

ARTICLE 42 - The present bylaws shall come into effect as of the date of its approval by the General Shareholders Meeting.”

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 17, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.